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As filed with the Securities and Exchange Commission on January 17, 2002

Registration no. 333-76650

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT No. 1
TO
FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PHOTON DYNAMICS, INC.
(Exact name of registrant as specified in its charter)

CALIFORNIA (State or other jurisdiction of incorporation or organization)	3559 (Primary Standard Industrial Classification Code Number)	94-3007502 (I.R.S. Employer Identification No.)

6325 SAN IGNACIO AVENUE
SAN JOSE, CALIFORNIA 95119-1202
(408) 226-9900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

VINCENT F. SOLLITTO
PRESIDENT AND CHIEF EXECUTIVE OFFICER
PHOTON DYNAMICS, INC.
6325 SAN IGNACIO AVENUE
SAN JOSE, CALIFORNIA 95119-1202
(408) 226-9900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES TO:

Brett D. White, Esq. Thomas L. MacMitchell, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, California 94306 (650) 843-5000	Alan L. Jakimo, Esq. Sidley Austin Brown & Wood LLP 875 Third Avenue New York, NY 10022 (212) 906-2000

              Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

              If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. / /

              If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

              If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

              If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

              If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

              The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated January 17, 2002

PROSPECTUS

2,000,000 Shares

Common Stock

              Photon Dynamics, Inc. is selling all of the shares. The shares are quoted on the Nasdaq National Market under the symbol "PHTN." On January 16, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $39.65 per share.

              Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Photon Dynamics	$	$

              The underwriters may also purchase up to an additional 300,000 shares from Photon Dynamics at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about                        , 2002.

Merrill Lynch & Co.

CIBC World Markets

Needham & Company, Inc.

The date of this prospectus is                        , 2002.

[Inside Front Cover Graphic:

              Located on the top left-hand corner is the Photon Dynamics logo. Approximately 1/3 from the top of the page is a picture of a printed circuit board. Located underneath the picture is the following caption: "INTEGRATED YIELD MANAGEMENT SOLUTIONS," all in capital letters.

              In the center of the page is a caption with the following title: "About Photon Dynamics." Underneath the title is the following text: "Photon Dynamics, Inc. is a global supplier of yield management solutions for the flat panel display, printed circuit board assembly and advance semiconductor packaging, and cathode ray tube display and high quality glass markets. Founded in 1986, Photon Dynamics has sales offices and customer support services in California, Texas, Canada, China, Japan, Korea, The Netherlands, Taiwan and the United Kingdom."

              There is one picture locating on each side of the above-described caption. On the left is a photograph of a laptop computer which has an active matrix flat panel display, a prevalent type of flat panel display. On the right is a picture of a personal digital assistant device which incorporates a small printed circuit board and advanced semiconductor package in the device.]

[Gatefold Graphic:

              Located on the top left-hand corner is the Photon Dynamics logo. To the right of the logo and along the top of the page are photographs of the following consumer products incorporating either active matrix flat panel displays or small, dense printed circuit boards and advanced semiconductor packages from left to right: personal digital assistant device, flat panel display television, laptop computer, DVD player, handheld wireless email device, notebook computer and printer circuit board. Between the last two photographs is the following caption: "drive quality and throughput by continually enhancing yield."

              Below the above photographs and on the left side of the page is a caption with the following title: "FLAT PANEL DISPLAYS." Underneath the title is the following text: "Photon Dynamics' test and repair systems provide yield management solutions for Active Matrix Liquid Crystal Display (AMLCD) manufacturing. Our solutions are designed to identify and characterize defects at the early stages of flat panel display manufacturing, thereby helping manufacturers minimize the loss of time and materials."

              Under the above-described caption are photographs of the following products of Photon Dynamics, from top to bottom:

  •
  a flat panel display test system with a close-up photograph of a voltage sensor coming out of the machine; and

  •
  a flat panel display repair system.

              To the right of the respective product photographs is the description of the equipment and the following bulleted points:

  •
  ArrayCheck Test Systems

    •
    Proprietary non-contact Voltage Imaging technology

    •
    Handles industry's largest plate sizes

    •
    Provides non-contact functional test of AMLCD arrays

    •
    Enables enhanced yield and process control

  •
  ArraySaver Repair Systems

    •
    High-precision laser-optics

    •
    Handles industry's largest plate sizes

    •
    High-speed precision stage

      •
      Semi-automatic repair

              Directly beneath the above bullet-pointed description is a graphic depicting the flat panel display manufacturing process with the caption "Flat Panel Display Manufacturing Process." The graphic depicts a series of ovals connected by arrows representing the following key steps of the flat panel display manufacturing process: glass inspection; array process; pattern inspection; array test; array repair; cell assembly process; cell inspection; cell repair; module process; module inspection; module repair; and completed display.

              The steps in the manufacturing process in which flat panel display manufacturers use our systems are indicated in purple, which includes the array test and the array repair process. Other steps that are currently part of our research and development projects are indicted in blue, including the cell inspection and the module inspection process. Beneath the diagram is a key legend containing a purple oval and a blue oval. To the right of the purple oval is the following text: "Indicates steps that use our systems." To the right of the blue oval is the following text: "Indicates current development projects."

              On the right side of page and below the photographs along the top is a caption with the following title: "PRINTED CIRCUIT BOARD ASSEMBLY AND ADVANCED SEMICONDUCTOR PACKAGING." Underneath the title is the following text: "Photon Dynamics provides inspection systems to the printed circuit board assembly and advanced semiconductor packaging industry. Our systems use proprietary image processing technologies and intuitive graphical user interfaces for flexibility in manufacturing requirements."

              Under the above-described caption are photographs of the following products of Photon Dynamics, from top to bottom:

  •
  X-ray inspection equipment;

  •
  automated optical inspection equipment; and

  •
  equipment that combines the functions of automated optical and X-ray inspection.

              To the right of the respective product photographs is the description of the equipment and the following bulleted points:

  •
  X-ray Inspection Systems

    •
    Inspects hidden solder connections

    •
    Inspects features inside semiconductor packaging

    •
    Allows non-destructive defect detection

  •
  Automated Optical Inspection Systems

    •
    Inspects for component presence, correct component, orientation, polarity, skew, solder joint integrity and other defects on printed circuit board assemblies

    •
    Provides graphical reports for improved process control

    •
    Accommodates a wide range of printed circuit board assembly sizes

  •
  Automated Optical and X-ray Inspection Systems

    •
    Inspects visible and hidden features simultaneously

    •
    Reduces manual handling

    •
    Increases throughput

              Located on the lower right-hand corner is the Photon Dynamics' logo.]

[Inside Back Cover Graphic:

              Located on the top left-hand corner is the Photon Dynamics logo. To the right of the logo and along the top of the page are photographs of the following consumer products incorporating either active matrix flat panel displays or small, dense printed circuit boards and advanced semiconductor packages from left to right: personal digital assistant device, flat panel display television, laptop computer and DVD player. Between the last two photographs is the following caption: "drive quality and throughput by continually enhancing yield."

              Below the above photographs and on the left side of the page is a caption with the following title: "Display and High Quality Glass." Underneath the title is the following text: "Photon Dynamics offers a broad line of inspection systems to detect and identify defects on cathode ray tube displays, cathode ray tube glass and automotive glass using proprietary inspection or measurement algorithms."

              Under the above-described caption are photographs of the following products of Photon Dynamics, from top to bottom:

  •
  a cathode ray tube display inspection system; and

  •
  glass inspection system.

              To the right of the respective product photos is the description of the equipment and the following bulleted points:

  •
  Cathode Ray Tube Display Inspection Systems
  Our automated, user-friendly optical inspection systems quantitatively measure visual characteristics such as contrast, luminance and color balance.

  •
  High Quality Glass Inspection Systems
  Our fully automated optical inspection systems detect and measure glass defects including scratches, pits, bubbles and stones for cathode ray tube glass and automotive glass of different shapes and sizes.

              Located on the lower right-hand corner is the Photon Dynamics' logo.]

              You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different. If anyone provides you with information that is different, you should not rely on it. We and the underwriters are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our equity shares. Information contained in our web site does not constitute part of this document.

              Flying P Design®, Photon Dynamics®, Voltage Imaging® and the Photon Dynamics, Inc. logo are our registered trademarks in the United States and other jurisdictions. N-Aliasing™ is also our trademark. This prospectus also contains registered trademarks or servicemarks of other entities.

i

PROSPECTUS SUMMARY

              This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. This prospectus contains forward-looking statements that involve risks and uncertainties. Our results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those in the section entitled "Risk Factors" and elsewhere in this prospectus. Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' overallotment option. References to "we," "us" and "our" mean and include Photon Dynamics, Inc. and its wholly owned subsidiaries, Photon Dynamics Canada Inc., formerly known as Image Processing Systems Inc., CR Technology, Inc. and Intelligent Reasoning Systems, Inc.

Photon Dynamics, Inc.

              We are a leading provider of yield management solutions to the flat panel display industry. Our flat panel display systems are designed to collect data, analyze product quality and identify and repair product defects at critical steps in the flat panel display manufacturing process. We also offer yield management solutions for the printed circuit board assembly and advanced semiconductor packaging industry and the cathode ray tube display and high quality glass industries. Our optical and X-ray inspection systems are used to detect and identify defects on printed circuit board assemblies with advanced semiconductor packages mounted on the surfaces of these assemblies. Our optical inspection systems use high-resolution cameras and proprietary software to locate and characterize defects in cathode ray tube displays, cathode ray tube glass and automotive glass panels. Our systems are designed to help manufacturers maximize factory output with reduced material input and error, a practice known as yield management.

              Flat panel displays are the preferred choice for high-performance mobile electronic devices, such as notebook computers, cellular phones, personal digital assistants and portable video games, and are becoming more widely-used in stationary devices, such as televisions and desktop computers. As technological advances in microelectronics and materials science have improved performance characteristics of flat panel displays, the manufacturing process has become increasingly complex and costly, making early defect detection and repair more critical. Technological innovations have also led to the introduction of a broad array of electronic devices with increasing performance and decreasing size characteristics. These electronic devices require smaller printed circuit boards upon which increasing numbers of semiconductors are mounted, thereby requiring inspection technology to be more sophisticated and precise.

              Manufacturing these highly engineered products requires complex, multi-stage production processes, increasing the potential for defects and errors associated with equipment failures, contamination of materials, drift in process parameters, human error and other related factors. Manufacturing complexity also increases investment in work-in-progress inventories and lengthens production cycles. To better manage and enhance their yields, manufacturers are increasing their emphasis on automated testing, repair and inspection throughout the manufacturing process. As production processes become more complex and reducing material and labor costs becomes increasingly important, we believe that ongoing yield management provides manufacturers with an important competitive advantage.

Our Solution

              We believe our yield management solutions allow manufacturers to improve their manufacturing productivity by reducing costs, increasing throughput and improving product quality. Our systems offer a variety of benefits, including:

  •
  Increased defect identification and faster error correction. Our products utilize our proprietary technologies and software to detect and identify defects during critical phases of the manufacturing processes for our target markets. Our systems allow flat panel display manufacturers to identify and repair defects at early stages of the manufacturing process before additional, costly materials are added at later stages, thereby minimizing the loss of time and materials.

  •
  Extensive expertise in target markets and strong technology base. We have developed extensive application knowledge and skills in data acquisition, image analysis, high precision electromechanical and electro-optical engineering and systems engineering. Our in-depth knowledge of our target markets enables us to rapidly develop new solutions to meet the changing needs of our customers.

  •
  Automation and integration. Our flat panel display systems allow manufacturers to test and repair flat panel displays with minimum handling by human operators. We also offer software that integrates our flat panel display test and repair equipment, facilitating faster and more accurate repairs. Our X-ray and optical inspection systems automate the error detection process in our other target industries as well.

  •
  High data generation and detailed analysis for effective management of the manufacturing process. Our test and inspection products gather detailed data that enable manufacturers to control and fine tune their processes to improve manufacturing yields and minimize defects. This data can be recorded for management reporting, quality control analysis and product traceability and can be integrated with a manufacturer's management information system.

  •
  Flexibility. Our yield management systems are typically designed to address the changing needs of our customers. Our flat panel display products can be reconfigured to test and repair the industry's largest panel sizes and advanced displays. Our X-ray and automated optical inspection systems also provide manufacturing flexibility by inspecting both visible and hidden features on complex printed circuit board assemblies.

  •
  Ease of use. Our user-friendly graphical interface is a critical feature for many of our customers whose manufacturing operations must cope with fast turnaround, short production runs and workforces with limited skills and high turnover rates.

Our Strategy

              Our goal is to be the leading global supplier of integrated yield management solutions in the markets for flat panel display products and other electronics products. Fundamental components of our strategy include:

  •
  Further penetrating the markets for flat panel display products and other electronics products.

  •
  Pursuing selective acquisitions to enhance our product and technology portfolio.

  •
  Advancing our core technology for yield management solutions.

  •
  Expanding our foreign offices to better develop complete yield management solutions and to offer enhanced customer services.

  •
  Focusing on our core competencies of technology development, product design and marketing.

Recent Developments

              We recently entered into a manufacturing outsourcing agreement with Sanmina-SCI Corporation, under which Sanmina-SCI will provide a significant portion of the manufacturing, assembly and test operations for our flat panel display and surface mount technology optical inspection products. Under the terms of this and related agreements, Sanmina-SCI has agreed to lease and operate the equipment required to manufacture a substantial portion of these products, lease part of our San Jose facility, expand our San Jose clean room, and purchase a substantial portion of our existing raw material inventory for these products.

              On January 16, 2002, we announced our unaudited financial results for the quarter ended December 31, 2001. Our revenue was $14.2 million for the quarter ended December 31, 2001, a decrease of 41% compared with $23.9 million, as restated, for the quarter ended December 31, 2000. Our net loss for the quarter ended December 31, 2001 was $3.4 million, or $0.24 per share, compared to a net loss of $5.9 million, or $0.45 per share, as restated, for the quarter ended December 31, 2000. These results include $287,000 of amortization of intangibles for the quarter ended December 31, 2001, and non-recurring acquisition charges of $2.3 million and a charge for the cumulative effect of a change in accounting principle of $6.6 million related to the adoption of Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB 101, for the quarter ended December 31, 2000. Our results for the quarter ended December 31, 2000 have been restated to include the financial statements of Image Processing Systems, which we acquired in December 2000 in a transaction accounted for as a pooling of interests, and the adoption of SAB 101.

              As of December 31, 2001, our cash, cash equivalents and investments were $80.4 million, our total assets were $153.7 million and our total shareholders' equity was $141.2 million.

              Our bookings for the quarter ended December 31, 2001 were $14.7 million. Our backlog was approximately $32 million as of December 31, 2001 compared to approximately $46 million as of December 31, 2000.

              We were incorporated in California in May 1986, we maintain our principal executive offices at 6325 San Ignacio Avenue, San Jose, California 95119-1202, and our telephone number is (408) 226-9900. Our web site is located on the World Wide Web at "photondynamics.com." Information contained on our web site does not constitute part of this prospectus.

The Offering

Common stock offered by Photon Dynamics	2,000,000 shares
Shares to be outstanding after the offering	15,884,354 shares
Use of proceeds	For general corporate purposes, including working capital, capital expenditures and potential acquisitions. See "Use of Proceeds."
Risk factors	See "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.
Nasdaq National Market symbol	PHTN

              The number of shares outstanding after the offering is based upon the number of shares outstanding as of September 30, 2001 (including 152,391 shares consisting of exchangeable shares of Image Processing Systems that may be exchanged for shares of our common stock on a one-for-one basis), but does not include the following:

  •
  1,961,809 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $19.74 per share;

  •
  760,032 shares of common stock reserved for future issuance under our stock option plans, including 400,000 shares that are subject to approval by our shareholders at our upcoming annual meeting of shareholders to be held in January 2002;

  •
  576,341 shares of common stock reserved for sale under our employee stock purchase plan, including 250,000 shares that are subject to approval by our shareholders at our upcoming annual meeting of shareholders to be held in January 2002; and

  •
  warrants to purchase 50,051 shares of common stock with a weighted average exercise price of $42.39 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA

              The following tables present our summary consolidated statement of operations data for fiscal 1997 through 2001 and our summary consolidated balance sheet data as of September 30, 2001. You should read this information in conjunction with our consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The summary consolidated balance sheet data is presented on an actual basis and as adjusted to reflect the sale of 2,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $39.65 per share (based on the last reported sale price of our common stock on the Nasdaq National Market on January 16, 2002) and after deducting the estimated underwriting discounts and offering expenses.

              Prior to the acquisition of Image Processing Systems in December 2000, which was accounted for as a pooling of interests, Image Processing Systems prepared its financial statements based on a fiscal year ended March 31. For fiscal 2001 and 2000, the summary consolidated statement of operations data combine the financial results of Photon Dynamics and Image Processing Systems for the twelve months ended September 30. However, for fiscal 1999, 1998 and 1997, the summary consolidated statement of operations data combine the financial results of Photon Dynamics for the fiscal years ended September 30, 1999, 1998 and 1997, respectively, with those of Image Processing Systems for the fiscal years ended March 31, 2000, 1999 and 1998, respectively. Therefore, the summary consolidated statement of operations data for the fiscal years ended September 30, 2000 and 1999 both include the Image Processing Systems results of operations for the six months ended March 31, 2000.

              Prior to the acquisition of CR Technology in November 1999, which was accounted for as a pooling of interests, CR Technology prepared its financial statements based on a fiscal year ended December 31. For fiscal 2001, 2000 and 1999, the summary consolidated statement of operations data combine the financial results of Photon Dynamics and CR Technology for the twelve months ended September 30. However, for fiscal 1998 and 1997, the summary consolidated statement of operations data combine the financial results of Photon Dynamics for the fiscal years ended September 30 with those of CR Technology for the fiscal years ended December 31. Therefore, the summary consolidated statement of operations data for the fiscal years ended September 30, 1999 and 1998 both include the CR Technology results of operations for the three months ended December 31, 1998.

              The summary consolidated balance sheet data as of September 30, 2001 combines the Photon Dynamics, Image Processing Systems and CR Technology balance sheet data as of that date.

              Effective October 1, 2000, we adopted the provisions of SAB 101. The adoption of SAB 101 had no impact on the presentation of our summary consolidated financial data for any period prior to October 1, 2000.

	Fiscal Year Ended September 30,
	2001		2000		1999	1998		1997
			(in thousands, except per share data)
Statement of Operations Data:
Revenue	$71,083		$94,757		$62,011	$41,061		$43,175
Gross margin	29,030		44,133		27,620	17,364		20,547
Income (loss) from operations	(11,522	)(1)	12,554	(3)	3,637	(4,843	)(4)	(4,111)
Net income (loss)	$(13,127	)(1)(2)	$13,535	(3)	$3,118	$(8,467	)(4)(5)	$(11,110	)(6)

Net income (loss) per share:
Basic	$(1.00)		$1.13		$0.31	$(0.86)		$(1.18)
Diluted	$(1.00)		$1.04		$0.29	$(0.86)		$(1.18)

Shares used in computing net income (loss) per share:
Basic	13,165		11,949		10,178	9,818		9,419
Diluted	13,165		13,050		10,909	9,818		9,419
	As of September 30, 2001
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$84,091	$157,890
Working capital	99,707	173,506
Total assets	158,635	232,434
Shareholders' equity	143,308	217,107

(1) Includes non-recurring acquisition charges of $2.3 million in connection with the acquisition of Image Processing Systems, acquired in-process research and development charges of $1.3 million in connection with the acquisition of Intelligent Reasoning Systems, restructuring charges of $1.2 million and amortization of intangibles of $239,000.

(2) Includes a charge for the cumulative effect of a change in accounting principle of $6.6 million related to the adoption of SAB 101.

(3) Includes a non-recurring acquisition charge of $860,000 in connection with the acquisition of CR Technology.

(4) Includes recovery of assets of $350,000 previously written off relating to product line disposal.

(5) Includes the loss from discontinued operations of $1.8 million and the loss on disposal of discontinued operations of $2.1 million. (6) Includes the loss from discontinued operations of $1.7 million and the writedown of goodwill of $5.6 million.

RISK FACTORS

              You should carefully consider the risks described below before investing in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the price of our common stock could decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Many factors, including those described below, could cause actual results to differ materially from those discussed in any forward-looking statements.

We have recently sustained losses and we may not be able to return to profitability.

              We sustained a loss for the fiscal year ended September 30, 2001 and expect to report a loss for the quarter ended December 31, 2001. In the future, our revenues may decline, remain flat or grow at a rate slower than was experienced in periods prior to our fiscal year ended September 30, 2001, especially in light of the recent economic slowdown. Our ability to regain profitability is dependent in part on our customers' recovery from this slowdown and the success of our efforts to reduce operating expenses as a percentage of revenue through our outsourcing strategy and ongoing cost-cutting measures in connection with our recent restructuring. Our operating results are difficult to predict, as described below, and we cannot assure you that we will be successful in achieving increased revenues, positive cash flows or profitability.

Capital investment by manufacturers of flat panel display products and other electronics products can be highly cyclical and may decline in the future.

              Our business depends in large part on capital expenditures by manufacturers of flat panel display products and other electronics products, which in turn depend on the current and anticipated market demand for the end products in these industries. The markets for flat panel display products and other electronics products are highly cyclical and have experienced periods of oversupply resulting in significantly reduced demand for capital equipment. For example, the flat panel display industry experienced a downturn in 1998, which led many flat panel display manufacturers to delay or cancel capital expenditures. More recently, due to the deteriorating economic environment, flat panel display manufacturers have decreased capital expenditures, resulting in our revenues steadily declining during 2001. Further, semiconductor manufacturers have been heavily impacted by the recent economic environment, and have significantly curtailed their capital expenditures. We had no sales to these customers in fiscal 2001 or in the quarter ended December 31, 2001 and do not expect sales in the quarter ended March 31, 2001. If the flat panel display and other markets in which we sell our products do not recover or experience further slowdowns in the future, it could cause our revenues to decrease significantly. In addition, the need to invest in the engineering, research and development, and marketing required to penetrate targeted foreign markets and maintain extensive service and support capabilities limits our ability to reduce expenses during these downturns.

We depend on sales to a few large customers in the flat panel display industry, and if we lose any of our large customers our revenues could decrease significantly.

              The flat panel display industry is extremely concentrated with a small number of manufacturers producing the majority of the world's flat panel displays. If one or more of our major customers ceased or significantly curtailed their purchases, our revenues could drop significantly. We may also be unable to replace sales to these customers. Sales of flat panel display products represented 54%, 68% and 51% of our revenue in fiscal 2001, 2000 and 1999, respectively. LG Phillips LCD Co., Ltd., Quanta Display Inc., Ishikawajima-Harima Heavy Industries Co., Ltd., or IHI, and Samsung America, Inc., all customers of our flat panel display products, accounted for 14%, 14%, 13% and 9% of our revenue, respectively, in fiscal 2001 and collectively for substantially all of our revenue from sales of flat panel display products in fiscal 2001. Samsung, LG Phillips, Unipac Optoelectronics Corporation and Hyundai Electronics Industries Co., LTD, all customers of our flat panel display products, collectively accounted for 59% of our revenue in fiscal 2000.

Our operating results are difficult to predict and may vary from investors' expectations, which could cause our stock price to drop.

              We have experienced and expect to continue to experience significant fluctuations in our quarterly results. Consequently, you should not expect past financial results to be indicative of future financial results. A substantial percentage of our revenue is derived from the sale of a small number of yield management systems ranging in price from $150,000 to $1.85 million. Therefore, the timing of the sale of a single system could have a significant impact on our quarterly results. Moreover, customers may cancel or reschedule shipments, and production difficulties could delay shipments. Therefore, our backlog at the beginning of each quarter also does not necessarily determine actual sales for the quarter or any succeeding period.

              Other factors which may influence our operating results in a particular quarter include:

  •
  the timing of the receipt of orders from major customers;

  •
  our product mix;

  •
  competitive pricing pressures;

  •
  our ability to obtain components from our single or limited source suppliers in a timely manner;

  •
  continued or worsened financial markets or economic instability in Asia or the world in general;

  •
  the relative proportions of domestic and international sales;

  •
  our ability to design, manufacture and introduce new products on a cost-effective and timely basis;

  •
  the delay between expenses to further develop marketing and service capabilities and the realization of benefits from those improved capabilities; and

  •
  the introduction of new products by our competitors.

              If we experience difficulties in any of these areas, our operating results could be significantly and adversely affected and our stock price could decline. In addition, it is possible that in some future quarter our operating results may be below the expectations of public market analysts and investors, which could cause our stock price to fall.

If we are not able to obtain critical components from our single or limited source suppliers, we may experience significant delays in producing our products, which could decrease our revenues for an extended period of time.

              We obtain some equipment for our systems from a single source or a limited group of suppliers. For example, we currently obtain materials handling platforms, ultra high-resolution cameras and high-speed image processing systems for our flat panel display products from single source suppliers, one of which is experiencing financial difficulties and may cease operations, in which case we could experience shipment delays and higher materials costs, which could last for several months, as we transition to a new supplier. We also currently obtain X-ray equipment for our printed circuit board assembly and advanced semiconductor packaging inspection products from limited source suppliers. Although we seek to reduce dependence on our sole and limited source suppliers, alternative sources of supply for this equipment may not be available or may be available on unfavorable terms. The partial or complete loss of our sole and limited source suppliers could at least temporarily delay our shipments or otherwise harm our results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these pieces of equipment could harm our results of operations.

A significant portion of our revenues are derived from sales to companies located outside the United States, which exposes us to risks that we do not experience with domestic sales.

              Sales to countries other than the United States accounted for 79%, 82% and 78% of revenue in fiscal 2001, 2000 and 1999, respectively. We expect sales to foreign countries to continue to represent a significant percentage of our revenue. A number of factors may adversely affect our international sales and operations, including:

  •
  imposition of governmental controls;

  •
  fluctuations in the United States dollar, which could increase the foreign sales prices of our products in local currencies;

  •
  export license requirements;

  •
  restrictions on the export of technology;

  •
  limited foreign protection of intellectual property rights;

  •
  political instability;

  •
  trade restrictions;

  •
  changes in tariffs; and

  •
  difficulties in staffing and managing international operations.

              If any of these factors occur, our operating results and revenues could be materially and adversely affected.

We rely upon sales of a limited range of products, and if demand for one product decreases for any reason it could cause our revenues to decline significantly.

              A substantial percentage of our revenues have come from a limited range of products for the flat panel display and printed circuit board assembly and advanced semiconductor packaging industries. We expect that these products will continue to account for a substantial percentage of our revenues. Any decline in demand for, or failure to achieve continued market acceptance of, our primary products or any new version of these products could harm our business. We currently market two primary products for the flat panel display industry, our array test and array repair equipment. For the printed circuit board assembly and advanced semiconductor packaging industry, our primary products include our X-ray and optical inspection systems. Revenues from these four products represented 73% of our total revenues in fiscal 2001. Continued market acceptance of these primary products is critical to our success.

We may have difficulty integrating the businesses we recently acquired or other businesses we may acquire in the future, and we may not realize the benefits that we expect from these acquisitions.

              We have recently acquired several companies, including Image Processing Systems in December 2000 and Intelligent Reasoning Systems in July 2001, and may acquire other companies in the future. Integrating businesses can be a complex, time-consuming and expensive process. If we are not able to do so effectively, we will not be able to realize the benefits that we expect to receive from acquisitions. For each acquisition, we must integrate separate technologies, product lines, business cultures and practices, employees and systems. Acquisitions are subject to numerous risks, including:

  •
  difficulties in the assimilation of the technologies and products of the acquired company;

  •
  entering markets in which we have no or limited direct prior experience;

  •
  loss of key customers of the acquired company;

  •
  diversion of management resources from the business of the combined company;

  •
  incompatibility of business cultures or practices;

  •
  loss of key employees of the acquired company;

  •
  costs and delays in implementing common systems and procedures;

  •
  potential inefficiencies in delivering services to the customers of the combined company; and

  •
  assumption of unknown or undisclosed liabilities.

              Any of these difficulties could increase our operating costs and harm our financial performance. Future acquisitions may also result in potentially dilutive issuances of equity securities, incurrence of debt and contingent liabilities and amortization expenses related to acquired intangible assets, which could harm our profitability.

We depend on our relationship with IHI to sell our flat panel display products in Japan, and if we are not able to maintain this relationship, we may not be able to access this important market.

              We believe that Japanese companies competing with us in sales to the flat panel display industry have a competitive advantage in Japan because of the preference of some local customers for local equipment suppliers. Historically, foreign companies have found it difficult to penetrate the Japanese market and often depend upon local sales channels to sell their products in Japan.

              Since June 1997, we have depended on IHI as our exclusive value-added reseller to sell our flat panel display products in Japan. We anticipate that this relationship will continue in the future. In fiscal 2001, 2000 and 1999, 13%, 6% and 13% of our revenue came from sales to IHI, respectively. If IHI reduced the resources allocated to the development, systems construction, customization, sale and support of our flat panel display products in Japan, our business would be harmed.

              In addition, IHI's rights to continue as our exclusive value-added reseller in Japan are currently unresolved. IHI may have the right to market some or all of our products in Japan on an exclusive basis, even exclusive as to us. If so, we may not be able to compete effectively in Japan. Although IHI must purchase certain critical components from us, IHI may manufacture competing array test systems based on our technology. If this occurs, our business could be harmed.

              We have granted IHI the non-exclusive right to manufacture and sell array test systems based on our technology, excluding technology incorporated into some critical components, in Korea, Taiwan and several other countries. Although IHI has neither manufactured these products, nor sold these products in countries other than Japan, our business could be harmed if IHI manufactures and sells array test systems in competition with our own in these countries.

Any failure of, or other problems at or with, Sanmina-SCI or other third party manufacturers could delay shipments of our flat panel display or surface mount technology products, harm our relationships with our customers or otherwise negatively impact our business.

              If Sanmina-SCI or any other third party that we use to manufacture our products is unable to satisfy our quality requirements or provide us with the products and services in a timely manner, our shipments of these products may be delayed, our customer relationships may be harmed and our results of operations may be adversely impacted. In addition, we are in the process of transfering most of the manufacturing operations of our flat panel display and surface mount technology optical inspection products to Sanmina-SCI. During this transition period, we may encounter significant unforeseen expenses and difficulties due to reasons that may be beyond our control, including technology and personnel incompatibility. These unforeseen expenses and difficulties could disrupt our ongoing business and distract management and employees. We cannot assure you that our relationship with Sanmina-SCI or any other third party that we use to manufacture our products will result in a reduction of our expenses or enable us to satisfy our customers' quality requirements or to deliver our products to our customers in a timely manner.

If we do not compete effectively in our target markets, we will lose market share.

              The markets for yield management systems in the flat panel display, printed circuit board assembly and advanced semiconductor packaging, cathode ray tube display, cathode ray tube glass, and automotive glass industries are highly competitive. We face substantial competition from established competitors that have greater financial, engineering and manufacturing resources than us and have larger service organizations and long-standing customer relationships. Our competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Competitive pressures may force price reductions that could harm our results of operations. Our customers may also develop technology and equipment that may reduce or eliminate their need to purchase our products. Although we believe we have certain technological and other advantages over our competitors, maintaining and capitalizing on these advantages will require us to continue a high level of investment in engineering, research and development, marketing and customer service support. There can be no assurance that we will have sufficient resources to continue to make these investments or that we will be able to make the technological advances necessary to maintain our competitive advantages.

If our products experience performance, reliability or quality problems, our customers may reduce their orders.

              We believe that future orders of our products will depend in part on our ability to satisfy the performance, reliability and quality standards required by our customers. Particularly as customers seek increased yields, greater throughput and higher quality end products, we must continually redesign our products to meet the needs of our customers. If our products have performance, reliability or quality problems, then we may experience:

  •
  delays in collecting accounts receivable;

  •
  reduced orders;

  •
  additional warranty and service expenses; and

  •
  higher manufacturing costs.

              If we are unable to meet the requirements of our customers, our revenues may decrease and our business could be harmed.

Our success depends in large part on the strength of the active matrix liquid crystal display in the flat panel display industry.

              While our technology is applicable to other flat panel display technologies, our experience has been focused on applications for active matrix liquid crystal displays, the most prevalent and one of the highest performance flat panel displays available today. In fiscal 2001, we derived approximately 54% of our revenues from sales of flat panel display products, substantially all of which were based on the active matrix liquid crystal display technology. An industry shift away from active matrix liquid crystal display technology to existing or new competing technologies could reduce the demand for our existing products and require significant expenditures to develop new products, each of which could harm our business.

We may not be able to develop and introduce new products that respond to evolving industry requirements in a timely manner, which could reduce our ability to compete effectively.

              The markets for our products are characterized by rapidly changing technologies and frequent new product introductions. The failure to develop new products and introduce them successfully and in a timely manner could harm our competitive position and results of operations. We believe that our future success will depend in part upon our ability to continue to enhance our existing products and to develop and manufacture new products. For example, the size of glass plates for flat panel displays and the resolution of flat panel displays have changed frequently and may continue to change, requiring us to redesign or reconfigure our flat panel display products.

              Similarly, as the technologies for products in the printed circuit board assembly and advanced semiconductor packaging and cathode ray tube display and high quality glass industries continue to become more complex, we will be forced to continually refine our product offerings. As a result, we expect to continue to incur significant research and development costs. There can be no assurance that we will be successful in the introduction, marketing and cost effective manufacture of any of our new products, that we will be able to timely develop and introduce new products and enhance our existing products and processes to satisfy customer needs or achieve market acceptance, or that the new markets for which we are developing new products or expect to sell current products will develop sufficiently. We depend on close relationships with our customers and the willingness of those customers to share information with us, and the failure to do so could harm our development efforts.

We must attract and retain key employees to maintain and grow our business.

              Our future success depends in part on our ability to retain key personnel, particularly senior management and engineers. We also need to attract additional skilled personnel in significant areas of our business to grow. There can be no assurance that we will be able to retain our existing personnel or attract additional qualified employees in the future. We generally do not have employment contracts with our employees, other than with Kenneth Wawrew, our Vice President, Business Development, and do not maintain key person life insurance on any of our employees.

Our business could be harmed if we fail to properly protect our intellectual property.

              Our success depends largely on our ability to protect our intellectual property. While we attempt to protect our intellectual property through patents, copyrights and trade secrets in the United States and other countries, there can be no assurance that we will successfully protect our technology or that competitors will not be able to develop similar technology independently. We cannot assure you that the claims allowed on any patents held by us will be sufficiently broad to protect our technology against competition from third parties with similar technologies or products. In addition, we cannot assure you that any patents issued to us will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to us. Moreover, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States and we could experience various obstacles and high costs in protecting our intellectual property rights in foreign countries. If we are unable to obtain or maintain these protections, we may not be able to prevent third parties from using our intellectual property.

              We also rely on trade secrets, proprietary know-how and continuing technological innovation to remain competitive. We have taken measures to protect our trade secrets and know-how, including the use of confidentiality agreements with our employees. It is possible that these agreements may be breached and that the available remedies for any breach will not be sufficient to compensate us for damages incurred.

Litigation may be necessary to enforce or defend against claims of intellectual property infringement, which could be expensive and, if we lose, could prevent us from selling our products.

              Litigation may be necessary in the future to enforce our patents and other intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Any litigation, regardless of the outcome, could be costly and require significant time and attention of key members of our management and technical personnel.

              Our domestic and international competitors, many of which have substantially greater resources and have made substantial investments in competing technologies, may have patents that will prevent, limit or interfere with our ability to manufacture and sell our products. We have not conducted an independent review of patents issued to third parties. Third parties may assert infringement claims, successful or otherwise, against us, and litigation may be necessary to defend against claims of infringement or invalidity. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease selling our products. Even successful defenses of patent suits can be costly and time-consuming.

Because we rely on our sales representatives, our business may be harmed if our sales representatives become unable or unwilling to sell our products.

              We market and sell some of our products, such as our printed circuit board assembly and advanced semiconductor packaging products, domestically and internationally primarily through sales representatives. If some or all of our sales representatives experience financial difficulties, or otherwise become unable or unwilling to promote and sell our products, our business could be harmed. These sales representatives could reduce or discontinue sales of our products. They may not devote the resources necessary to provide effective sales and marketing support to us. In addition, we depend upon the continued viability and financial resources of these representatives, many of which are small organizations with limited working capital. These representatives, in turn, depend substantially on general economic conditions and other factors affecting the markets for the products they sell. We believe that our success will continue to depend upon these sales representatives.

We may experience unanticipated warranty claims.

              We typically provide a limited warranty on our products for a period of one year from final acceptance by customers. In addition, for some custom-designed systems, we may need to comply with certain performance specifications for a specific application. We may incur substantial warranty claim expenses on our products or with respect to our obligations to meet custom performance specifications. Actual warranty claims may exceed recorded allowances, resulting in harm to our business.

Earthquakes may damage our facilities.

              Our corporate and manufacturing facilities in California are located near major earthquake faults which have experienced earthquakes in the past. In addition, some of our customers in Asia are located near fault lines. In the event of a major earthquake or other disaster in or near the San Francisco Bay Area or Southern California, our facilities may sustain significant damage and our operations could be harmed. Similarly, a major earthquake in Asia, like the one that occurred in Taiwan in September 1999, could disrupt our operations or the operations of our customers, which could reduce demand for our products.

Our stock price may fluctuate significantly.

              The market price of our common stock could fluctuate significantly in response to variations in quarterly operating results and other factors, such as:

  •
  announcements of technological innovations or new products by us or by our competitors;

  •
  government regulations;

  •
  developments in patent or other property rights; and

  •
  developments in our relationships with our customers.

              In addition, the stock market has in recent years experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Broad market fluctuations, general economic condition and specific conditions in the flat panel display, printed circuit board assembly and advanced semiconductor packaging and cathode ray tube display and high quality glass industries may adversely affect the market price of our common stock.

You will be relying on the judgment of our management regarding our use of proceeds.

              We have not designated any specific use for the net proceeds from our sale of common stock described in this prospectus. Rather, we expect to use the net proceeds for general corporate purposes, including working capital, capital expenditures and potential acquisitions. Consequently, our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management regarding the application of the proceeds. Our management will have the ability to change the application of the proceeds of this offering without shareholder approval.

Some anti-takeover provisions may affect the price of our common stock.

              Our Amended and Restated Articles of Incorporation authorize our board of directors to issue up to 5,000,000 shares of preferred stock. The board also has the authority to determine the price, rights, preferences and privileges, including voting rights, of those shares without any further vote or action by the shareholders. The rights of our shareholders will be subject to, and may be impaired by, the rights of the holders of any preferred stock that may be issued in the future. These and other provisions contained in our charter documents and applicable provisions of California law could serve to depress our stock price or discourage a hostile bid in which shareholders could receive a premium for their shares. In addition, these provisions could make it more difficult for a third party to acquire a majority of our outstanding voting stock or otherwise effect a change in control of us.

Future sales of our common stock may cause our stock price to decline.

              All of our outstanding shares are freely tradable without restriction or further registration. Affiliates must sell all shares they own in compliance with the volume and other requirements of Rule 144, except for the holding period requirements. Our directors and executive officers have agreed that for a period of 90 days after the date of this prospectus, they will not directly or indirectly sell any shares of common stock without the consent of Merrill Lynch & Co. Sales of substantial amounts of common stock by our shareholders, or even the potential for these sales, may have a depressive effect on the market price of our common stock and could impair our ability to raise capital through the sale of our equity securities.

Investors will suffer immediate and substantial dilution from this offering.

              The public offering price per share in this offering will significantly exceed our net tangible book value per share. Accordingly, investors purchasing shares in this offering at an assumed public offering price of $39.65 per share will suffer immediate and substantial dilution to their investment of $27.70 per share.

We do not anticipate paying cash dividends.

              We have never declared or paid any cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future. We have also agreed not to pay cash dividends under our current bank line of credit. Instead, we intend to apply any earnings to the expansion and development of our business.

FORWARD-LOOKING STATEMENTS

              This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those in the section entitled "Risk Factors."

              Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless we are required to do so by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

USE OF PROCEEDS

              We estimate that the net proceeds from the sale of the 2,000,000 shares of common stock that we are offering at an assumed public offering price of $39.65 per share (based on the last reported sale price of our common stock on the Nasdaq National Market on January 16, 2002) will be approximately $73.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their overallotment option in full, we estimate the net proceeds from this offering will be approximately $85.0 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

              We expect to use the net proceeds from this offering for general corporate purposes, including working capital and capital expenditures. We may also use a portion of the net proceeds to acquire other complementary products, technologies or businesses when the opportunity arises; however, we currently have no commitments or agreements and are not involved in any other negotiations with respect to any such transactions. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive in this offering. Accordingly, our management will have broad discretion in applying our net proceeds of this offering. Pending such uses, the net proceeds of this offering will be invested in investment grade, interest-bearing instruments.

PRICE RANGE OF OUR COMMON STOCK

              Our common stock has been traded on the Nasdaq National Market under the symbol "PHTN" since November 15, 1995. The following table sets forth for the periods indicated the high and low sale prices for our common stock, as reported by the Nasdaq National Market.

	High	Low
Fiscal year ended September 30, 2000
First Quarter	$43.25	$20.13
Second Quarter	94.37	32.38
Third Quarter.	78.38	43.75
Fourth Quarter	87.94	35.00
Fiscal year ended September 30, 2001
First Quarter	$44.00	$18.38
Second Quarter	29.50	16.69
Third Quarter	33.65	18.00
Fourth Quarter	40.66	20.06
Fiscal year ended September 30, 2002
First Quarter	$46.55	$21.15
Second Quarter (through January 16, 2002)	$45.62	$38.75

              On January 16, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $39.65. As of September 30, 2001, there were 13,884,354 shares of our common stock outstanding (including 152,391 shares consisting of exchangeable shares of Image Processing Systems that may be exchanged for shares of our common stock on a one-for-one basis).

DIVIDEND POLICY

              We have never declared or paid any cash dividends on our capital stock, and we have agreed not to pay cash dividends under our current bank line of credit. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

CAPITALIZATION

              The following table sets forth on an unaudited basis our cash, cash equivalents and short-term investments and our capitalization as of September 30, 2001 and as adjusted to reflect the sale of the shares of common stock we are offering at an assumed public offering price of $39.65 per share (based on the last reported sale price of our common stock on the Nasdaq National Market on January 16, 2002) and the receipt of the estimated net proceeds, after deducting the underwriting discounts and our estimated offering expenses.

	As of September 30, 2001
	Actual	As Adjusted
	(in thousands, except share data)
Cash, cash equivalents and short-term investments	$84,091	$157,890

Shareholders' equity:
Preferred stock; no par value; 5,000,000 shares authorized; one share issued and outstanding, actual and as adjusted	—	—
Common stock; no par value; 20,000,000 shares authorized; 13,884,354 shares issued and outstanding, actual and 15,884,354 shares issued and outstanding, as adjusted	184,500	258,299
Accumulated deficit	(41,698)	(41,698)
Accumulated other comprehensive income	506	506

Total shareholders' equity	143,308	217,107

Total capitalization	$143,308	$217,107

              The number of outstanding shares as of September 30, 2001 includes 152,391 shares consisting of exchangeable shares of Image Processing Systems that may be exchanged for shares of our common stock on a one-for-one basis, but excludes:

  •
  1,961,809 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $19.74 per share;

  •
  760,032 shares of common stock reserved for future issuance under our stock option plans, including 400,000 shares that are subject to approval by our shareholders at our upcoming annual meeting of shareholders to be held in January 2002;

  •
  576,341 shares of common stock reserved for sale under our employee stock purchase plan, including 250,000 shares that are subject to approval by our shareholders at our upcoming annual meeting of shareholders to be held in January 2002; and

  •
  warrants to purchase 50,051 shares of common stock with a weighted average exercise price of $42.39 per share.

              The number of authorized shares of common stock as of September 30, 2001 excludes 10,000,000 shares that are subject to approval by our shareholders at our upcoming annual meeting of shareholders to be held in January 2002.

DILUTION

              The net tangible book value of our common stock as of September 30, 2001 was approximately $116.1 million, or $8.36 per share. Net tangible book value per share represents the amount of our total assets, excluding net intangible assets and goodwill, less our total liabilities, divided by the total number of shares of our common stock outstanding.

              Without taking into account any other changes in net tangible book value after September 30, 2001, other than to give effect to the sale of 2,000,000 shares of common stock offered by us in this prospectus at an assumed public offering price of $39.65 per share (based on the last reported sale price of our common stock on the Nasdaq National Market on January 16, 2002) and after deducting the underwriting discount and estimated offering expenses payable by us, the net tangible book value of our common stock as of September 30, 2001 would have been approximately $189.9 million, or $11.95 per share. This represents an immediate increase in net tangible book value of $3.59 per share to existing shareholders and an immediate dilution of $27.70 per share to new investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$39.65
Net tangible book value per share as of September 30, 2001	$8.36
Increase per share attributable to new investors	3.59

Net tangible book value per share after this offering		11.95

Dilution per share to new investors		$27.70

              The foregoing discussion and table assume that the underwriters do not exercise their overallotment option. This table also assumes that no options or warrants were exercised after September 30, 2001. As of September 30, 2001, there were outstanding options to purchase 1,961,809 shares of common stock and outstanding warrants to purchase 50,051 shares of common stock. If all these options and warrants had been exercised as of September 30, 2001, our net tangible book value on that date would have been $156.9 million, or $9.87 per share, the increase in net tangible book value attributable to new investors would have been $4.53 per share and the dilution in net book value to new investors would have been $26.76 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

              The following tables present our selected consolidated statement of operations data for fiscal 1997 through 2001 and our summary consolidated balance sheet data as of September 30, 1997 through 2001. You should read this information in conjunction with our consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 2001, 2000 and 1999 and the consolidated balance sheet data as of September 30, 2001 and 2000 are derived from our consolidated financial statements which are included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended September 30, 1998 and 1997 and the consolidated balance sheet data as of September 30, 1999, 1998 and 1997 are derived from consolidated financial statements not included in this prospectus.

              Prior to our acquisition of Image Processing Systems in December 2000, which was accounted for as a pooling of interests, Image Processing Systems prepared its financial statements based on a fiscal year ended March 31. For fiscal 2001 and 2000, the selected consolidated statement of operations data combine the financial results of Photon Dynamics and Image Processing Systems for the twelve months ended September 30. However, for fiscal 1999, 1998 and 1997, the selected consolidated statement of operations data combine the financial results of Photon Dynamics for the fiscal years ended September 30, 1999, 1998 and 1997, respectively, with those of Image Processing Systems for the fiscal years ended March 31, 2000, 1999 and 1998, respectively. Therefore, the selected consolidated statement of operations data for the fiscal years ended September 30, 2000 and 1999 both include the Image Processing Systems results of operations for the six months ended March 31, 2000.

              Prior to our acquisition of CR Technology in November 1999, which was accounted for as a pooling of interests, CR Technology prepared its financial statements based on a fiscal year ended December 31. For fiscal 2001, 2000 and 1999, the selected consolidated statement of operations data combine the financial results of Photon Dynamics and CR Technology for the twelve months ended September 30. However, for fiscal 1998 and 1997, the selected consolidated statement of operations data combine the financial results of Photon Dynamics for the fiscal years ended September 30 with those of CR Technology for the fiscal years ended December 31. Therefore, the selected consolidated statement of operations data for the fiscal years ended September 30, 1999 and 1998 both include the CR Technology's results of operations for the three months ended December 31, 1998.

              The selected consolidated balance sheet data as of September 30, 2001 and 2000 combines the Photon Dynamics, Image Processing Systems and CR Technology balance sheet data as of those dates. However, the selected consolidated balance sheet data as of September 30, 1999 combines the Photon Dynamics and CR Technology balance sheet data as of September 30, 1999 with the Image Processing Systems balance sheet data as of March 31, 2000. The selected consolidated balance sheet data as of September 30, 1998 and 1997 combine the Photon Dynamics balance sheet data as of September 30, 1998 and 1997, respectively, with the CR Technology balance sheet data as of December 31, 1998 and 1997, respectively, and with the Image Processing Systems balance sheet data as of March 31, 1999 and 1998, respectively.

              Effective October 1, 2000, we adopted the provisions of SAB 101. We recorded a charge to income, in the form of a non-cash cumulative effect adjustment in the first quarter of 2001 in the amount of $6.6 million, net of tax, or $0.50 per share, related to SAB 101. The adoption of SAB 101 had no impact on the presentation of our selected consolidated financial data for any period prior to October 1, 2000.

	Fiscal Year Ended September 30,
	2001	2000	1999	1998	1997
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$71,083	$94,757	$62,011	$41,061	$43,175
Cost of revenue	42,053	50,624	34,391	23,697	22,628

Gross margin	29,030	44,133	27,620	17,364	20,547
Operating expenses:
Research and development	17,122	14,196	8,147	8,614	10,187
Selling, general and administrative	18,314	16,523	15,836	13,943	14,471
Non-recurring acquisition and other charges	3,793	860	—	(350)	—
Acquired in-process research and development	1,323	—	—	—	—

Total operating expenses	40,552	31,579	23,983	22,207	24,658

Income (loss) from operations	(11,522)	12,554	3,637	(4,843)	(4,111)
Interest income and other, net	5,008	4,219	154	299	233

Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	(6,514)	16,773	3,791	(4,544)	(3,878)
Provision (benefit) for income taxes	53	3,238	673	73	(114)

Income (loss) from continuing operations before cumulative effect of a change in accounting principle	(6,567)	13,535	3,118	(4,617)	(3,764)
Loss from discontinued operations	—	—	—	(1,768)	(1,705)
Loss on disposal of discontinued operations	—	—	—	(2,082)	—
Writedown of goodwill	—	—	—	—	(5,641)
Cumulative effect of change in accounting principle, net of tax benefit	(6,560)	—	—	—	—

Net income (loss)	$(13,127)	$13,535	$3,118	$(8,467)	$(11,110)

Net income (loss) per share:
Basic	$(1.00)	$1.13	$0.31	$(0.86)	$(1.18)
Diluted	$(1.00)	$1.04	$0.29	$(0.86)	$(1.18)
Shares used in computing net income (loss) per share
Basic	13,165	11,949	10,178	9,818	9,419
Diluted	13,165	13,050	10,909	9,818	9,419
Pro forma amounts with the change in accounting principle related to revenue recognition applied retroactively (unaudited):
Revenue	$71,083	$91,722	*	*	*
Net income (loss)	$(6,567)	$10,670	*	*	*
Net income (loss) per share:
Basic	$(0.50)	$0.89	*	*	*
Diluted	$(0.50)	$0.82	*	*	*

* Data is not determinable in sufficient detail to provide pro forma information.

	As of September 30,
	2001	2000	1999	1998	1997
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$84,091	$102,726	$9,900	$7,503	$7,615
Working capital	99,707	126,042	25,179	13,028	20,710
Total assets	158,635	155,054	42,891	44,728	49,322
Shareholders' equity	143,308	131,800	29,335	21,755	30,532

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

              We are a leading provider of yield management solutions to the flat panel display industry and offer yield management solutions for the printed circuit board assembly and advanced semiconductor packaging, cathode ray tube display, cathode ray tube glass and automotive glass industries. Our test, repair and inspection systems are used by manufacturers to collect data, analyze product quality and identify and repair product defects at critical steps in the manufacturing process. Our printed circuit board assembly and advanced semiconductor packaging inspection products are collectively referred to as our "surface mount technology products," and our cathode ray tube display, cathode ray tube glass and automotive glass inspection products are collectively referred to as our "cathode ray tube display and high quality glass products."

              We continue to derive the majority of our revenue from a small number of customers in the flat panel display industry. Our top four customers, each of which is a customer of our flat panel display products, accounted for 50% of our revenue in fiscal 2001. We obtain revenue from our flat panel display products through direct sales in Korea and Taiwan and a value-added reseller in Japan. We obtain revenue from our surface mount technology products primarily through sales representatives. We obtain revenue from our cathode ray tube display and high quality glass products through direct sales, except in Japan, where we use a sales representative.

              Sales of our flat panel display products represented $38.3 million, $64.2 million and $31.6 million, or 54%, 68% and 51% of revenue, in fiscal 2001, 2000 and 1999, respectively. In fiscal 2001, our array test products accounted for approximately 69% of our flat panel display revenue. We expect our array test products to continue to represent a significant portion of our flat panel display revenue in fiscal 2002. Sales of our surface mount technology products represented $18.1 million, $18.0 million and $13.9 million, or 25%, 19% and 22% of revenue, in fiscal 2001, 2000 and 1999, respectively. In fiscal 2001, revenue from optical inspection products increased to 56% as compared to 41% in fiscal 2000 of our surface mount technology revenue. We expect our optical inspection products will continue to constitute a significant percentage of our surface mount technology revenue in fiscal 2002. In fiscal 2001 and in the quarter ended December 31, 2001, our surface mount technology revenue consisted entirely of sales to printed circuit board manufacturers. We do not expect any sales to semiconductor manufacturers in the second quarter of fiscal 2002. Sales of our cathode ray tube display and high quality glass products represented $14.7 million, $12.5 million and $16.6 million, or 21%, 13% and 27% of revenue, in fiscal 2001, 2000 and 1999, respectively.

              We initiated a restructuring plan during the fourth quarter of fiscal 2001, which included a reduction in force and a reorganization of our divisions. This resulted in restructuring charges of $1.2 million for employee-related costs and other expenses. As part of the restructuring, we integrated Intelligent Reasoning Systems into Photon Dynamics, and realized efficiencies from the consolidation of our sales and service organizations and the elimination of redundancies in other areas. In addition, we downsized our manufacturing capacity to currently anticipated shipment levels. As a result of these initiatives, we expect reductions in cost of revenue realized from lower manufacturing costs and decreased selling, general and administrative expenses.

              The fiscal 2001 financial statements reflect our adoption of SAB 101, discussed below in "Impact of Staff Accounting Bulletin Number 101." Without giving effect to SAB 101, revenue decreased 21% to $74.9 million in fiscal 2001 from $94.8 million in fiscal 2000 and the net loss was $3.8 million or $0.28 per share in fiscal 2001 compared to net income of $10.7 million or $0.82 per share in fiscal 2000.

    Recent Acquisitions

              In November 1999, we acquired CR Technology. This acquisition was accounted for as a pooling of interests. The acquisition of CR Technology complemented our core capabilities of data acquisition, image analysis and systems engineering and enables us to broaden our product line to offer yield management solutions to the printed circuit board assembly and advanced semiconductor packaging market. Prior to this acquisition, we derived revenue primarily from sales of flat panel display products to customers in Japan, Taiwan and Korea, where flat panel display production is concentrated.

              In December 2000, we acquired Image Processing Systems, now known as Photon Dynamics Canada. This acquisition was accounted for as a pooling of interests. The acquisition of Image Processing Systems strengthened our ability to deliver market-leading yield management solutions to the cathode ray tube display and high quality glass industries.

              In July 2001, we acquired Intelligent Reasoning Systems. This acquisition was accounted for on a purchase basis. Intelligent Reasoning Systems manufactures in-line, advanced optical inspection equipment for the electronics manufacturing markets. The patented knowledge-based software we acquired, has further expanded our product portfolio for the surface mount technology industry.

Results of Operations

              The following table sets forth, for the periods indicated, the percentage of revenue of certain items in our Consolidated Statement of Operations:

	Fiscal Year Ended September 30,
	2001	2000	1999
Revenue	100.0%	100.0%	100.0%
Cost of revenue	59.2	53.4	55.5

Gross margin	40.8	46.6	44.5
Operating expenses:
Research and development	24.1	15.0	13.1
Selling, general and administrative	25.8	17.5	25.5
Non-recurring acquisition and other charges	5.2	0.9	—
Acquired in-process research and development	1.9	—	—

Total operating expenses	57.0	33.4	38.6

Income (loss) from operations	(16.2)	13.2	5.9
Interest income and other, net	7.0	4.5	0.2

Income (loss) before income taxes and cumulative effect of change in accounting principle	(9.2)	17.7	6.1
Provision for income taxes	—	3.4	1.1

Income (loss) before cumulative effect of change in accounting principle	(9.2)	14.3	5.0
Cumulative effect of change in accounting principle, net of tax benefit	(9.3)	—	—

Net income (loss)	(18.5)%	14.3%	5.0%

  Comparison of Fiscal Years Ended September 30, 2001 and 2000

              Revenue.    Revenue decreased 25% to $71.1 million in fiscal 2001 from $94.8 million in fiscal 2000. Sales of flat panel display products represented $38.3 million and $64.2 million, or 54% and 68% of revenue, in fiscal 2001 and 2000, respectively. The decrease in revenue in fiscal 2001 as compared to fiscal 2000 was due primarily to the general economic slowdown resulting in reduced capital spending by flat panel display manufacturers and to a lesser extent to the impact of the application of SAB 101 in fiscal 2001. Sales of our surface mount technology products represented $18.1 million and $18.0 million, or 25% and 19% of revenue, in fiscal 2001 and 2000, respectively. Revenue was unchanged in fiscal 2001 as compared to fiscal 2000 as reduced sales in X-ray systems due to competitive pressures were offset by sales of next-generation optical inspection systems. Sales of our cathode ray tube display and high quality glass products represented $14.7 million and $12.5 million, or 21% and 13% of revenue, in fiscal 2001 and 2000, respectively. The increase in revenue in fiscal 2001 as compared to fiscal 2000 was related to increased sales of cathode ray tube display and high quality glass products.

              Gross Margin.    Gross margin decreased to 41% in fiscal 2001 from 47% in fiscal 2000. The decrease in gross margin in fiscal 2001 as compared to fiscal 2000 is due to manufacturing inefficiencies resulting from the decrease in revenues and lower manufacturing volumes. Gross margin from flat panel display products decreased to 41% in fiscal 2001 from 48% in fiscal 2000. The change in gross margin was largely related to lower capacity utilization in fiscal 2001 as compared to fiscal 2000. Gross margin from surface mount technology products decreased to 41% in fiscal 2001 from 44% in fiscal 2000. The decrease in gross margin from surface mount technology products in fiscal 2001 as compared to fiscal 2000 was primarily due to competitive pricing pressures on our X-ray inspection systems. Gross margin from cathode ray tube display and high quality glass products decreased to 40% in fiscal 2001 from 42% in fiscal 2000. The decrease in gross margin from cathode ray tube display and high quality glass products in fiscal 2001 compared to fiscal 2000 was primarily due to a less favorable sales mix with increased sales of products with lower gross margins.

              Research and Development.    Research and development expenses were $17.1 million and $14.2 million, or 24% and 15% of revenue, in fiscal 2001 and 2000, respectively. The increase in research and development expenses in fiscal 2001 as compared to fiscal 2000 was primarily attributable to our investment in personnel, consultants and prototype materials for the development of our ArrayChecker 3000 and ArraySaver 520 products. Also in fiscal 2001, we started work on our next generation cell and module inspection system which increased research and development expenses by $571,000.

              Selling, General and Administrative.    Selling, general and administrative expenses were $18.3 million and $16.5 million, or 26% and 18% of revenue, in fiscal 2001 and 2000, respectively. The increase in selling, general and administrative expenses in fiscal 2001 as compared to fiscal 2000 was mainly attributable to increased labor and related expenses after the acquisition of Intelligent Reasoning Systems.

              Non-Recurring Acquisition and Other Charges.    Non-recurring acquisition and other charges were $3.8 million and $860,000, or 5.2% and 0.9% of revenue, in fiscal 2001 and 2000, respectively. Non-recurring acquisition and other charges consisted of acquisition and restructuring charges and amortization of intangibles.

              In December 2000, we acquired Image Processing Systems in exchange for approximately 1,139,000 shares of our common stock. This acquisition was accounted for as a pooling of interests. We incurred $2.3 million in professional fees consisting of legal, accounting and integration costs in connection with the acquisition of Image Processing Systems.

              In July 2001, we completed the acquisition of Intelligent Reasoning Systems in which we issued 699,010 shares of our common stock, assumed a warrant, fair valued at $534,000, which upon closing of the acquisition and pursuant to the terms therein, became exercisable for 28,766 shares of our common stock and paid approximately $13.8 million in cash ($8.1 million paid as of the date of the acquisition and $5.7 million paid for assumed liabilities since the date of the acquisition). The acquisition was accounted for on a purchase basis. The purchase price was allocated in accordance with Statement of Financial Accounting Standards No. 141, or FAS 141, and the excess of the purchase price over the fair value of the identifiable assets was allocated to goodwill, intangible assets and acquired in-process research and development in the amount of $22.7 million, $4.7 million and $1.3 million respectively. The identified intangible assets (other than goodwill) of $4.7 million are being amortized over a three to five year period. We recorded amortization of intangibles of $239,000 for the year ended September 30, 2001.

              We initiated a restructuring plan during the fourth quarter of fiscal 2001, which included a reduction in force and a reorganization of our divisions. This resulted in restructuring charges of $1.2 million for employee-related costs and other expenses.

              In November 1999, we acquired CR Technology in exchange for approximately 1,835,000 shares of our common stock. This acquisition was accounted for as a pooling of interests. In connection with this acquisition, we incurred $860,000 in professional fees consisting of legal, accounting and investment banking fees.

              Acquired In-Process Research and Development.    Acquired in-process research and development of $1.3 million in fiscal 2001 represents the write-off of in-process technology associated with our acquisition of Intelligent Reasoning Systems. At the time of the acquisition, Intelligent Reasoning Systems was in the process of developing an intelligent optical inspection technology for their printed wire assembly market. As this product had not reached technological feasibility at the acquisition date, all costs associated with its purchase were written off.

              We used available information to calculate the amounts allocated to in-process research and development. In calculating in-process research and development, we used established valuation techniques accepted in the high-technology industry. These calculations gave consideration to relevant market sizes and growth factors, expected industry trends, the anticipated nature and timing of new product introductions by us and our competitors, individual product sales cycles and the estimated lives of each of the products' underlying technology. The value of the in-process research and development reflects the relative value and contribution of the acquired research and development. We used a discount rate of 25% to compute the net present value of the future cash flows for the purpose of determining the value attributed to in-process research and development. We also gave consideration to the in-process research and development's stage of completion.

              We expect to continue the development of the technology and derivative commercial products and believe that there is a reasonable chance of successfully completing these development efforts. There is, however, risk associated with the completion of the in-process projects, and there can be no assurance that any project will achieve either technological or commercial success.

              Interest Income and Other, Net.    Interest income and other, net was $5.0 million and $4.2 million in fiscal 2001 and 2000, respectively. The increase in interest income and other, net in fiscal 2001 as compared to fiscal 2000 was primarily attributable to the interest income from the proceeds of our public offering completed in the second quarter of fiscal 2000. Interest income and other, net consisted primarily of interest income and expense, foreign currency exchange gains and losses and other miscellaneous income and expense.

              Provision for Income Taxes.    The fiscal 2001 and 2000 effective tax rates were 0% and 19%, respectively. The effective tax rates in fiscal 2001 and 2000 are lower than the statutory rate due to the utilization of net operating losses and tax credit carryforwards.

  Comparison of Fiscal Years Ended September 30, 2000 and 1999

              Revenue.    Revenue increased 53% to $94.8 million in fiscal 2000 from $62.0 million in fiscal 1999. Sales of flat panel display products represented $64.2 million and $31.6 million, or 68% and 51% of revenue, in fiscal 2000 and 1999, respectively. The increase in revenue in fiscal 2000 as compared to fiscal 1999 was primarily attributable to increased capital spending by flat panel display manufacturers as a result of improved economic conditions in Asia and increased demand for flat panel displays. Sales of our surface mount technology products represented $18.0 million and $13.9 million, or 19% and 22% of revenue, in fiscal 2000 and 1999, respectively. The increase in revenue during fiscal 2000 as compared to fiscal 1999 was attributable to increased sales of X-ray and optical inspection systems. Sales of our cathode ray tube display and high quality glass products represented $12.5 million and $16.6 million, or 13% and 27% of revenue, in fiscal 2000 and 1999, respectively. The decrease in revenue in fiscal 2000 as compared to fiscal 1999 was primarily due to the decline in the growth of the cathode ray tube market.

              Gross Margin.    Gross margin increased to 47% in fiscal 2000 from 45% in fiscal 1999. The increase in gross margin in fiscal 2000 as compared to fiscal 1999 was primarily attributable to increased capacity utilization resulting from higher production volume. Gross margin from flat panel display products increased to 48% in fiscal 2000 from 42% in fiscal 1999. The increase in gross margin was largely related to higher capacity utilization in fiscal 2000 as compared to fiscal 1999. Gross margin from surface mount technology products decreased to 44% in fiscal 2000 from 47% in fiscal 1999. The decrease in gross margin from surface mount technology products in fiscal 2000 as compared to fiscal 1999 was primarily due to competitive pricing pressures on our X-ray inspection systems. Gross margin from cathode ray tube display and high quality glass products decreased to 42% in fiscal 2000 from 47% in fiscal 1999. The decrease in gross margin from cathode ray tube display and high quality glass products in fiscal 2000 as compared to fiscal 1999 was primarily due to a less favorable sales mix with increased sales of products with lower gross margins.

              Research and Development.    Research and development expenses were $14.2 million and $8.1 million, or 15% and 13% of revenue, in fiscal 2000 and 1999, respectively. The increase in research and development expenses in fiscal 2000 as compared to fiscal 1999 was primarily attributable to our investment in personnel, consultants and prototype materials for the development of our ArrayChecker 2000 and SVX Combo Inspection Systems that were introduced in the last half of fiscal 2000.

              Selling, General and Administrative.    Selling, general and administrative expenses were $16.5 million and $15.8 million, or 18% and 26% of revenue, in fiscal 2000 and 1999, respectively. The increase in selling, general and administrative expenses in fiscal 2000 as compared to fiscal 1999 was attributable to the establishment of a Taiwan sales and customer support office, higher selling related expenses associated with increases in orders and revenue and our investment in additional personnel to expand our Asia customer support capability.

              Non-Recurring Acquisition and Other Charges.    In November 1999, we acquired CR Technology in exchange for approximately 1,835,000 shares of our common stock. This acquisition was accounted for as a pooling of interests. In connection with this acquisition, we incurred $860,000 in professional fees consisting of legal, accounting and investment banking fees.

              Interest Income and Other, Net.    Interest income and other, net was $4.2 million and $154,000 in fiscal 2000 and 1999, respectively. The increase in interest income and other, net in fiscal 2000 as compared to fiscal 1999 was primarily attributable to interest income earned on higher cash and investment balances as a result of the net proceeds from a public offering in February 2000. Interest income and other, net consisted primarily of interest income and expense, foreign currency exchange gains and losses and other miscellaneous income and expense.

              Provision for Income Taxes.    The fiscal 2000 and 1999 effective tax rates were 19% and 18%, respectively. The effective tax rates in fiscal 2000 and 1999 were lower than the statutory rate due to the utilization of net operating losses and tax credit carryforwards.

Impact of Staff Accounting Bulletin No. 101

              In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB 101. The SEC addressed several issues in SAB 101, including the timing of revenue recognition for sales that involve contractual customer acceptance provisions and installation of the product if these events occur after shipment and transfer of title. Our previous revenue recognition policy was to recognize revenue at the time the customer takes title to the product, generally at the time of shipment. In October 2000, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements—Frequently Asked Questions and Answers, which clarifies many of the implementation questions surrounding SAB 101.

              We changed our revenue recognition policy effective October 1, 2000 based on guidance provided in SAB 101. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

              We derive revenue from the following sources: equipment sales and spare part sales. Certain of our product sales of our flat panel display and cathode ray tube display and high quality glass products are accounted for as multiple-element arrangements. If we have met defined customer acceptance experience levels with the specific type of equipment, we recognize revenue for a portion of the total contract price due and billable upon shipment, with the remainder when it becomes due (generally upon acceptance). All other product sales with customer acceptance provisions are recognized in their entirety upon customer acceptance. There may be a lag between shipment of the product and receipt of customer acceptance and the holdback payment. Revenue from the sale of our surface mount technology products is generally recognized upon shipment, as such product sales are not subject to customer acceptance holdbacks. Revenue from the sale of spare parts is recognized upon shipment. The adoption of SAB 101 had no impact on the revenue recognition policy for the sale of spare parts or surface mount technology products.

              We have reported this change in accounting principle in accordance with APB Opinion No. 20, Accounting Changes, or APB 20, as a cumulative effect adjustment. Because we adopted SAB 101 in the fourth quarter of fiscal 2001, no cumulative effect of the change is included in net income in the fourth quarter. Instead, APB 20 requires that the change be made as of the beginning of the year and that financial information for interim periods of fiscal 2001 reported prior to the change, be restated by applying SAB 101 to those periods.

              In accordance with guidance provided in SAB 101, we recorded a non-cash charge of $6.6 million, or $0.50 per share in fiscal 2001, to reflect the cumulative effect of the accounting change as of the beginning of fiscal 2001. The decrease in net income before the cumulative effect of the accounting change as a result of the adoption of SAB 101 amounted to $2.9 million or $0.22 per diluted share for fiscal 2001.

              The deferred revenue balance as of October 1, 2000 was $8.4 million. This amount is comprised of final holdback amounts of 10% to 20% on equipment that was shipped for which final installation and acceptance had not occurred as of October 1, 2000. Of this amount, $3.5 million was recognized as revenue in fiscal 2001.

Quarterly Results of Operations

              The following table presents our unaudited consolidated statement of operations data for each of the eight quarters ended September 30, 2001, as well as our principle products as a percentage of revenue. We accounted for each of the acquisitions of CR Technology and Image Processing Systems as a pooling of interests for accounting purposes. All previously reported amounts have been restated to reflect the effect of these pooling transactions. We accounted for the acquisition of Intelligent Reasoning Systems as a purchase and the operating results of Intelligent Reasoning Systems have been included in the consolidated financial statements from July 16, 2001 forward. Results for the quarters ended December 31, 2000, March 31, 2001 and June 30, 2001 were restated to reflect the effect of SAB 101.

					As Reported
	Quarter Ended
	As Reported	As Restated
	Sept. 30, 2001	Jun. 30, 2001	Mar. 31, 2001	Dec. 31, 2000	Sept. 30, 2000	Jun. 30, 2000	Mar. 31, 2000	Dec. 31, 1999
Revenue:
Flat panel display products	$3,220	$6,969	$12,700	$15,430	$18,812	$17,533	$15,058	$12,818
Surface mount technology products	4,085	3,440	4,453	6,129	5,293	4,553	4,114	4,053
Cathode ray tube display and glass products	3,088	3,027	6,232	2,310	2,271	3,202	4,438	2,612

Total revenue	$10,393	$13,436	$23,385	$23,869	$26,376	$25,288	$23,610	$19,483
Cost of revenue	6,829	8,103	14,275	12,846	13,670	13,464	13,330	10,160

Gross margin	3,564	5,333	9,110	11,023	12,706	11,824	10,280	9,323
Operating expenses:
Research and development	4,234	3,753	4,636	4,499	4,557	3,853	3,044	2,742
Selling, general and administrative	5,048	3,918	4,657	4,691	4,295	4,356	4,154	3,718
Non-recurring acquisition and other charges	1,468	—	—	2,325	—	—	—	860
Acquired in-process research and development	1,323	—	—	—	—	—	—	—

Total operating expenses	12,073	7,671	9,293	11,515	8,852	8,209	7,198	7,320

Income (loss) from operations	(8,509)	(2,338)	(183)	(492)	3,854	3,615	3,082	2,003
Interest income and other, net	685	1,066	1,577	1,680	1,672	1,627	919	1

Income (loss) before income taxes and cumulative effect of a change in accounting principle	(7,824)	(1,272)	1,394	1,188	5,526	5,242	4,001	2,004
Provision (benefit) for income taxes	(415)	(241)	191	518	1,118	1,000	730	390

Income (loss) before cumulative effect of a change in accounting principle	(7,409)	(1,031)	1,203	670	4,408	4,242	3,271	1,614
Cumulative effect of a change in accounting principle, net of tax benefit	—	—	—	(6,560)	—	—	—	—

Net income (loss)	$(7,409)	$(1,031)	$1,203	$(5,890)	$4,408	$4,242	$3,271	$1,614

Income (loss) per share:
Basic	$(0.54)	$(0.08)	$0.09	$(0.45)	$0.34	$0.33	$0.28	$0.15

Diluted	$(0.54)	$(0.08)	$0.09	$(0.45)	$0.32	$0.31	$0.25	$0.14

Weighted average number of shares:
Basic	13,705	13,014	12,972	12,965	12,884	12,724	11,646	10,548
Diluted	13,705	13,014	13,659	12,965	13,760	13,761	13,054	11,657
Revenue:
Flat panel display products	31.0%	51.9%	54.3%	64.6%	71.3%	69.3%	63.8%	65.8%

Surface mount technology products	39.3	25.6	19.0	25.7	20.1	18.0	17.4	20.8

Cathode ray tube display and glass products	29.7	22.5	26.7	9.7	8.6	12.7	18.8	13.4

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liquidity and Capital Resources

              We have financed our growth primarily by a combination of cash flows from operations, public stock offerings, lines of credit and loans. Working capital was $99.7 million as of September 30, 2001 compared to $126.0 million as of September 30, 2000. A major component of working capital was

$84.1 million of cash, cash equivalents and short-term investments as of September 30, 2001 compared to $102.7 million as of September 30, 2000.

              Operating Activities. Cash used in operating activities was $4.9 million in fiscal 2001, while cash provided by operating activities was $9.1 million and $950,000 in fiscal 2000 and 1999, respectively. The decrease in cash provided by operating activities in fiscal 2001 compared to fiscal 2000 was primarily due to the loss from operations and the decrease in accounts payable and other current liabilities. This was offset in part by a $15.0 million decrease in accounts receivable due to reduced sales. The increase in cash provided by operating activities in fiscal 2000 compared to fiscal 1999 was primarily due to increased net income and increases in accounts payable and other current liabilities offset in part by increases in accounts receivable and inventories.

              Investing Activities. Cash provided by investing activities was $8.3 million in fiscal 2001, while cash used in investing activities was $94.6 million and $3.4 million in fiscal 2000 and 1999, respectively. The increase in cash provided by investing activities in fiscal 2001 compared to fiscal 2000 was primarily due to the liquidation of investments to fund the purchase of a new building and the acquisition of Intelligent Reasoning Systems. In July 2001, we completed the acquisition of Intelligent Reasoning Systems, in which we issued shares of our common stock and paid approximately $13.8 million in cash ($8.1 million paid as of the date of the acquisition and $5.7 million paid for assumed liabilities since the date of the acquisition). The decrease in cash provided by investing activities in fiscal 2000 compared to fiscal 1999 primarily represented the investment of funds received from our public common stock offering in February 2000. Capital expenditures were $9.2 million, $2.7 million and $1.0 million in fiscal 2001, 2000 and 1999, respectively. The increase in capital expenditures in fiscal 2001 as compared to fiscal 2000 was for the purchase of a new building and other equipment to support our operations. The increase in capital expenditures in fiscal 2000 as compared to fiscal 1999 was primarily for computers, equipment and leasehold improvements to support our expansion.

              Financing Activities. Cash provided by financing activities was $3.8 million, $88.7 million and $4.3 million in fiscal 2001, 2000 and 1999, respectively. The increase in cash provided by financing activities in fiscal 2000 compared to fiscal 2001 and fiscal 1999 was mainly due to our public common stock offering. In February 2000, we completed a public offering of 2,000,000 shares of our common stock. We sold approximately 1,321,000 shares of our common stock, and approximately 679,000 shares were sold by one of our shareholders. We received proceeds of approximately $68.0 million, net of issuance costs, from the offering. In March 2000, we received additional proceeds of approximately $15.6 million as a result of the underwriters exercising their overallotment option. Photon Dynamics Canada, formerly known as Image Processing Systems, completed a warrant financing in December 1999 and received net proceeds of approximately $3.0 million. In addition, Image Processing Systems received a repayable loan from the Canadian government of $209,000 in fiscal 1999 and $312,000 in fiscal 2000.

              We have a borrowing capacity of $4.0 million available under a bank line of credit that expires in March 2002. The line of credit is secured by substantially all of our assets and contains financial and other covenants. We are currently in noncompliance with a covenant under this line of credit with respect to profitability. We have obtained a waiver for this noncompliance in the past, however failure to obtain waivers in the future would affect our ability to draw on this line of credit. At September 30, 2001, no amounts were outstanding under the line of credit.

              We believe that existing liquid capital resources and funds generated from operations combined with the ability, if necessary, to borrow funds will be sufficient to meet our operating and capital requirements and obligations for at least the next twelve months. We believe that success in our industry requires substantial capital in order to maintain the flexibility to take advantage of opportunities as they may arise. We may, from time to time, invest in or acquire complementary businesses, products or technologies and may seek additional equity or debt financing to fund such activities. There can be no assurance that such funding will be available to us on commercially reasonable terms. The sale of additional equity or convertible debt could result in dilution to our shareholders.

Recent Accounting Pronouncements

              In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Impairment of long-lived Assets, or FAS 144. FAS 144 supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of long-lived Assets and for long-lived Assets to be disposed of, or FAS 121. FAS 144 retains the requirements of FAS 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. FAS 144 removes goodwill from its scope. FAS 144 is applicable to financial statements issued for fiscal years beginning after December 15, 2001, or for our fiscal year ended September 30, 2003. The adoption is not expected to have any material adverse impact on our financial position or results of our operations.

Quantitative and Qualitative Disclosures about Market Risk

              Foreign Currency Exchange Rate Risk. The current foreign exchange exposure in all international operations is immaterial. We believe the impact of a 10% change in exchange rates would not be material to our financial condition and results of operations. Accordingly, we do not use derivative financial investments to hedge our current foreign exchange exposure.

              Market Risk. Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents and short-term investment portfolios. We do not have derivative financial instruments in our portfolio. The following table presents principal amounts and related weighted average interest rates by year of maturity for our cash and cash equivalents and short-term investment portfolios:

	2001	2002	2003	2004	2005	Thereafter	Total	Fair Value
	(in thousands)
Short-term investments:
Fixed rate securities	$67,455	—	—	—	—	—	$67,455	$67,563
Average interest rate	3.64%

BUSINESS

Introduction

              We are a leading provider of yield management solutions to the flat panel display industry. Manufacturers in this industry use our solutions to collect data, analyze product quality and identify and repair product defects at critical steps in their manufacturing processes. Our customers use test and repair systems to increase manufacturing yields of high performance flat panel displays used in a number of products, including notebook and desktop computers, televisions and advanced mobile electronic devices such as cellular phones, personal digital assistants and portable video games.

              We also offer yield management solutions for the printed circuit board assembly and advanced semiconductor packaging industry and cathode ray tube display and high quality glass industries. Manufacturers in the printed circuit board assembly and advanced semiconductor packaging industry, also referred to as the surface mount technology industry, use our optical and X-ray inspection systems, which incorporate our proprietary image processing technology, to detect and identify defects. We also leverage our core technologies to develop and sell products that locate and characterize defects in cathode ray tube displays, cathode ray tube glass and automotive glass panels.

Industry Background

              Continuous innovations in microelectronics and materials science have enabled flat panel displays with sharper resolution, brighter pixels and faster imaging to be produced in varying sizes for differing applications. Similar innovations have led to the introduction of a broad array of electronic devices with increasing performance and decreasing size characteristics. Manufacturing these highly engineered products requires complex, multi-stage production processes, increasing the potential for defects and errors associated with equipment failures, contamination of materials, drift in process parameters, human error and other related factors. Manufacturing complexity also increases investment in work-in-progress inventories and lengthens production cycles. To better manage and enhance their yields, manufacturers are increasing their emphasis on automated testing, inspection and repair at various points in the manufacturing process. As production processes become more complex and reducing material and labor costs becomes increasingly important, we believe that ongoing yield management provides manufacturers with an important competitive advantage.

    The Flat Panel Display Industry

              Overview.    Growth in the mobile electronic devices market has driven the demand for flat panel displays, which offer reduced size, weight, power consumption and heat emission and better picture quality as compared to cathode ray tube displays, the current standard technology for stationary display devices. In addition to their dominance of high-performance mobile applications, flat panel displays offer similar advantages for stationary display applications even though they are currently more expensive than cathode ray tube displays with comparable viewing areas.

              The active matrix liquid crystal display, the most prevalent and one of the highest performance flat panel displays available today, produces full color images and operates at much faster refresh rates than earlier passive monochrome liquid crystal displays. The color capability, resolution, speed and picture quality of active matrix liquid crystal displays currently make these displays the preferred choice for high-performance mobile applications, such as portable computers, multimedia and other applications requiring the display of video and graphics. The active matrix liquid crystal display industry is expected to grow from $14.7 billion in 2001 to $33.4 billion in 2004, a compound annual growth rate of approximately 32%, according to DisplaySearch. The manufacture of active matrix liquid crystal displays is an extremely complex process, which has been developed and refined for different panel sizes and resolutions through research and development, pre-production prototyping and commercial production.

              Manufacture of Active Matrix Liquid Crystal Displays.    Manufacturing an active matrix liquid crystal display involves a series of three principal phases. The first phase of the process, array assembly, is the fabrication of an array of thin-film transistors, each of which is connected to a transparent sub-pixel, the smallest addressable unit in the display. Three sub-pixels are combined to produce a pixel, millions of which are fabricated, using semiconductor processes, on large glass plates. At the second phase, cell assembly, liquid crystal material and a color filter are applied to these glass plates. The third phase, module assembly, involves packaging the display and attaching the electronics and illumination, or backlight, which will allow the device to display the text, graphics and video images.

              The following diagram illustrates these three principal phases in the manufacture of an active matrix liquid crystal display:

              At various points in this process, the flat panel display manufacturer uses test and inspection equipment to identify defects to permit repair and to avoid wasting costly materials on continued manufacturing of a defective product. In addition, test and inspection systems can provide qualitative feedback to the flat panel display manufacturer and enable the manufacturer to address yield problems and to optimize the manufacturing process.

              Challenges Faced by Flat Panel Display Manufacturers.    The ability of flat panel display manufacturers to improve yields of active matrix liquid crystal displays and other flat panel displays depends, in large part, on their ability to test, repair and inspect displays during the manufacturing process and to use the resulting data to refine the manufacturing process. The ability to test, repair and inspect helps manufacturers address a number of challenges, including:

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  Demand for Higher Quality. Increased competition among flat panel display manufacturers, improvements in the manufacturing process and higher consumer expectations are moving the flat panel display industry towards a zero defect standard. The manufacturing challenges presented by the requirement for zero defect products have been compounded by the increasing demand for higher resolution and larger displays.

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  Increasing Display Resolutions. Resolutions of advanced flat panel displays now involve more than a million pixels, presenting a challenge when test and inspection equipment must exercise each pixel. Traditional methods of physically contacting each row and column of pixels with probe cards have difficulty handling current advanced displays. Manufacturers require new techniques, such as non-contact pixel-addressing mechanisms, to more effectively handle these displays.

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  High Cost of Materials. Materials costs comprise approximately 57% of flat panel display costs, in contrast to only approximately 11% for semiconductors. Higher material costs expose the flat panel display manufacturer to higher costs due to yield loss throughout the manufacturing process. Therefore, it is important to test and repair early in the manufacturing process before expensive materials are added to the display in the assembly phases.

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  Need for Increased Yield and Greater Throughput. Greater yields are realized in part through more effective test and repair. In order to maintain or improve profitability, flat panel display manufacturers need test, repair and inspection equipment that will allow them to increase process speed while using larger panels. Furthermore, as the industry moves to larger glass sizes, increased capital expenditure on yield management is needed.

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  Need for Flexibility. The flat panel display industry is producing a larger number of different panel sizes as the variety of applications incorporating flat panel displays has increased. Therefore, manufacturers are seeking test, repair and inspection equipment that can be reconfigured quickly and accurately for different panel sizes, with minimal production downtime.

    The Printed Circuit Board Assembly and Advanced Semiconductor Packaging Industry (Surface Mount Technology Industry)

              The printed circuit board assembly and advanced semiconductor packaging industry, also known as the surface mount technology industry, is also driving to achieve smaller sizes and greater densities in response to their customers' demand for smaller, lighter and more sophisticated products. To remain competitive, manufacturers of these products must continue to improve their manufacturing productivity, which is facilitated by better quality control through the use of improved inspection equipment.

              Just as the growing demand for increasingly sophisticated mobile and interconnected electronic devices is driving the market for new display technologies, this demand has caused manufacturers to seek to reduce the size, power consumption and cost of the other components contained in these devices. Additionally, as the functionality and sophistication of mobile electronic devices have increased, so has the complexity of their electronic components. These factors are driving the development of smaller, denser and more complex printed circuit boards upon which semiconductors and other electronic components are attached and interconnected.

              As semiconductors continue to shrink and become more complex, an increasing number of wire connectors, or leads, must be attached to the semiconductor package. Ball grid array semiconductor packaging technology was developed to address the problems associated with greater lead counts required for advanced semiconductors. Because the leads in ball grid array semiconductor packages are located under the package and, therefore, are not visible after the package has been mounted on the surface of a printed circuit board, the inspection of these solder joints requires the use of X-ray inspection or ultrasound technologies as a replacement for visual inspection technologies. Furthermore, as the number of leads on semiconductor packages continues to increase, inspection technology must become more sophisticated and precise. The printed circuit board assembly automated inspection market is expected to grow from $260 million in 2001 to $570 million in 2004, a compound annual growth rate of approximately 25%, according to Prime Research Group Inc.

              At the same time, electronic device original equipment manufacturers are increasing their focus on core competencies and outsourcing the manufacture of many components incorporated into their products. This trend has resulted in the rapid expansion of the contract manufacturing industry. Increased competition is causing contract manufacturers to focus on reducing costs while differentiating themselves through improved quality. One way in which contract manufacturers may reduce manufacturing costs is through yield improvements and increased throughput, which may be achieved through increased and more sophisticated inspection. Contract manufacturers are moving towards 100% inspection standards and adopting new inspection technologies as they seek to provide high quality products while reducing costs. Also, the contract manufacturing industry is characterized by shorter product life cycles, a greater variety of products manufactured in smaller lot sizes and high employee turnover rates. These factors require contract manufacturers to adopt a flexible approach to manufacturing with inspection equipment that is intuitive, easy to use and easily configured.

    The Cathode Ray Tube Display and High Quality Glass Industries

              Similar to the flat panel display and printed circuit board assembly and advanced semiconductor packaging manufacturers, cathode ray tube display and high quality glass manufacturers are seeking to improve the quality and reduce the cost of their products by improving manufacturing yields and throughput. To do so, they also are increasing the use of more advanced inspection equipment and other yield management technologies.

              Each cathode ray tube television and computer monitor must be inspected, adjusted and aligned to ensure that its picture is focused, has the specified size and color quality, and is properly positioned on the screen. The glass must undergo numerous inspections steps to ensure structural integrity and the absence of visible defects on the faceplate. Historically, inspection and adjustment have been performed manually, using hand-held instruments and special templates. Manual inspections and adjustments are a time-consuming and error-prone part of the cathode ray tube display manufacturing process and require skilled operators and technicians. Issues associated with operator fatigue, inconsistency and cost have driven manufacturers to look for automated inspection solutions.

              Increased consumer demand for higher quality in automobiles and increased competition in the automotive market have resulted in automobile manufacturers insisting on more stringent quality specifications for automotive glass. Automotive glass manufacturers must reduce the acceptable parts per million defect rate and are imposing large financial penalties on glass manufacturers that do not meet quality standards. Currently, the primary method of inspection is by the human eye. However, human inspection is inconsistent, expensive and unable to collect precise data to trace the cause of defects and correct the process. In order to meet the quality demands of the automobile manufacturers, the automotive glass manufacturers have begun to adopt automated inspection methods.

The Photon Dynamics Solution

              We are a leading provider of yield management solutions for the flat panel display industry. We also offer yield management solutions for the printed circuit board assembly and advanced semiconductor packaging industry and cathode ray tube display and high quality glass industries. Our products offer a variety of benefits, including:

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  Increased Defect Identification and Faster Error Correction. Our products utilize our proprietary technologies and software to detect and identify defects during critical phases of the manufacturing processes in our target markets. Our array test equipment allows flat panel display manufacturers to identify defects at early stages of the manufacturing process before additional, costly materials are added at the next stage, thereby minimizing the loss of time and materials. Using our proprietary software, our array repair equipment also analyzes data files from flat panel display test systems to locate defects and automatically position the panel for repair of the defects identified.

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  Extensive Expertise in Target Markets and Strong Technology Base. Through our years of experience, we have developed extensive application knowledge and skills in data acquisition, image analysis, high precision electromechanical and electro-optical engineering and systems engineering. We focus this expertise on a core set of target markets, including flat panel display, printed circuit board assembly and advanced semiconductor packaging, and cathode ray tube display and high quality glass industries. Our in-depth knowledge of these markets enables us to rapidly develop new solutions to meet the changing needs of our customers. In the flat panel display industry, our non-contact Voltage Imaging system address the needs of the most sophisticated displays available.

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  Automation and Integration. We offer automated systems that enable manufacturers to meet increasing quality and throughput requirements. We also offer software that integrates our flat panel display test and repair equipment by transferring precise data regarding defect type and location between this equipment, thereby facilitating faster and more accurate repairs. For example, our products allow manufacturers to test and repair flat panel displays throughout complex, multi-stage production processes with minimal handling by human operators. We also offer inspection systems that automate the error detection process over high volume production lines in the printed circuit board assembly and advanced semiconductor packaging and cathode ray tube display and high quality glass industries.

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  High Data Generation and Detailed Analysis for Effective Management of the Manufacturing Process. Our test and inspection products gather detailed data that enable manufacturers to control and fine tune their processes to improve manufacturing yields and minimize defects. In addition, results can be recorded for management reporting, quality control analysis and product traceability and can be integrated with a manufacturer's management information system.

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  Flexibility. Our yield management systems are typically designed to address the rapidly changing needs of our customers. For example, our flat panel display products can test and repair the industry's largest panel sizes and advanced displays across various end market applications, such as advanced mobile devices, notebook computers and television displays. Our X-ray and automated optical inspection systems can be reconfigured with minimum down time to provide manufacturing flexibility by inspecting both visible and hidden features on complex printed circuit board assemblies.

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  Ease of Use. Our user-friendly graphical interface is a critical feature for many of our customers whose manufacturing operations must cope with fast turnaround, short production runs and workforces with limited skills and high turnover rates. For example, our optical inspection systems for the cathode ray tube display and high quality glass industries automatically direct operators of our systems through the inspection and alignment process, resulting in reduced costs and increased inspection accuracy, throughput and manufacturing productivity.

The Photon Dynamics Strategy

              Our goal is to be the leading global supplier of integrated yield management solutions in the markets for flat panel display products and other electronics products. Fundamental components of our strategy include:

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  Further Penetrating the Markets for Flat Panel Display Products and Other Electronics Products. We plan to leverage our expertise in image acquisition, image processing, electro-optical engineering and system integration to expand our share of the specific markets in which we have in-depth knowledge. We plan to grow our presence in these markets by offering more automated yield management solutions with greater functionality and performance at reduced cost and with better integration between products.

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  Pursuing Selective Acquisitions to Enhance Our Product and Technology Portfolio. We actively seek strategic opportunities where we can acquire complementary technologies and leverage our global infrastructure to introduce these technologies to new markets, regions and applications. For example, our acquisition of Intelligent Reasoning Systems provided in-line advanced optical inspection equipment and further expanded our product portfolio for electronic manufacturing markets. Our acquisition of Image Processing Systems gave us entrance to the cathode ray tube display and high quality glass markets. Our acquisition of CR Technology provided us with complementary X-ray and optical inspection systems and gave us access to the printed circuit board assembly and advanced semiconductor packaging market. We subsequently introduced CR Technology's products to our Asia-based customers, expanding the opportunity for these products beyond the North American market.

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  Advancing Our Core Technology for Yield Management Solutions. We intend to continue to focus our resources on developing increasingly sophisticated, higher capability integrated yield management solutions for our target markets. We believe our deep understanding of the needs of customers in our chosen markets enables us to identify and develop solutions to meet their needs more quickly than our competitors. For example, we believe we are currently the only manufacturer of array testers for the industry's largest plate sizes for flat panel displays.

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  Expanding Our Foreign Offices to Better Develop Complete Yield Management Solutions and to Offer Enhanced Customer Services. We have located our sales, service and applications development personnel close to our key customers in Taiwan and Korea and plan to continue this initiative in our other target markets. We have developed collaborative relationships with these customers, allowing us to better understand their yield management requirements, to develop new solutions to meet these requirements and to find new applications for our existing technologies. We also believe that maintaining close relationships in our target industries allows us to recognize emerging trends early and to identify related high-growth opportunities so that we can be first to market with new solutions to meet these opportunities.

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  Focusing On Our Core Competencies of Technology Development, Product Design and Marketing. We believe outsourcing arrangements will enable us to focus on our core strengths, which include the development and application of new yield management technologies and the design and marketing of new products incorporating these new technologies. For example, we recently entered into a manufacturing outsourcing agreement with Sanmina-SCI, under which Sanmina-SCI will provide a significant portion of the manufacturing, assembly and test operations for our flat panel display and surface mount technology optical inspection products.

Products and Technologies

    Flat Panel Display Products

              Our flat panel display yield management products include test and repair equipment. Our test equipment can identify and characterize defects at early stages of the manufacturing process so that the panels may be repaired before the next stage or, if necessary, discarded, minimizing the loss of time and materials. Our test and repair systems use similar software-based controls, processing and graphical user interfaces. Products can be networked together so that defect data can be stored, analyzed and used throughout the manufacturing process. Our systems are also compatible with a variety of material handling automation systems. Our future flat panel display inspection product, which we intend to release during late fiscal 2002, is intended to detect and identify defects at later stages of the manufacturing process.

              Flat Panel Display Test Systems.    Our ArrayChecker test systems detect, locate, quantify and characterize electrical, contamination and other defects in active matrix liquid crystal displays after array fabrication. These systems use our proprietary non-contact Voltage Imaging technology to provide a high-resolution voltage map of the entire display and our proprietary image analysis software converts this voltage map into complete pixel defect data. The ArrayChecker test systems determine whether individual pixels or lines of pixels are functional and also find more subtle defects such as variations in individual pixel voltage. These defect data files are then used for repair and statistical process control. Our software driven ArrayChecker test systems can be configured rapidly for testing different panel sizes relative to traditional systems that require a different probe card for each panel size.

              Our ArrayChecker 3000 test system, which we began shipping in the fourth quarter of fiscal 2001, is an enhanced version of our earlier array test products with improved Voltage Imaging sensors, image processing software, graphical user interface and materials transport features. These enhancements are designed to substantially increase the throughput and reliability of our array test systems to provide throughput rates that are similar to or higher than traditional probe card based systems while accommodating the largest glass plate sizes currently anticipated in the industry. At the same time, our ArrayChecker 3000 test system provides improved defect detection over our earlier array test systems, while continuing to provide similar functionality, flexibility and cost-efficient features.

              Flat Panel Display Repair Systems.    Our ArraySaver repair systems utilize multiple wavelength laser technology to repair defects in flat panel displays during and after array fabrication. Our systems can use defect data files downloaded from our array test systems or other test and inspection systems to automatically position the panel for repair, thereby eliminating the time spent by operators locating defects.

              The ArraySaver system includes a high-precision materials handling platform and a user-friendly graphical interface allowing for high throughput and the capability to repair all current panel sizes. Our high-precision materials handling platform fully automates the precise positioning of the plate for each successive repair, thereby substantially increasing throughput. Our graphical user interface and software supports semi-automated setup of repair programs for common types of defects so that repairs can be executed rapidly and accurately. These programs provide a series of actions that the system automatically executes to repair the particular defect type.

              Flat Panel Display Inspection Systems.    Our cell inspection system, which we expect to release in late fiscal 2002, will inspect flat panel display panels for visual defects after cell assembly and also during and after module assembly. The system will be designed to use several high-resolution cameras and a computer workstation to quantitatively measure visual characteristics such as contrast, luminance and color balance and to precisely locate and characterize line, cluster, pixel and blemish defects. Inspection data generated by the system is expected to be displayed on a video monitor for immediate interpretation or be stored or sent to a repair system to effect repairs. We anticipate that our inspection system will offer different levels of resolution, functionality and flexibility to suit customers' needs.

              The following tables summarizes our products for the flat panel display manufacturing industry.

Product	Type of Product	Stage of Process	Function	Technology
ArrayChecker 3000	Test	After array fabrication and before color filter is attached	Analysis of the performance of each pixel	Voltage Imaging; higher resolution and throughput; for 1200 × 1250 millimeter glass size
ArrayChecker 2000	Test	After array fabrication and before color filter is attached	Analysis of the performance of each pixel	Voltage Imaging; 730 × 920 millimeter glass size
ArraySaver 520	Repair	During and after array fabrication	Repairs line and pixel defects	Multiple wavelength laser; fast high-precision stage; for 1200 × 1250 millimeter glass size
ArraySaver 410	Repair	During and after array fabrication	Repairs line and pixel defects	Multiple wavelength laser; fast high-precision stage; 730 × 920 millimeter glass size
Cell Inspection (Introduction planned for late fiscal 2002)	Inspection	After cell assembly and module assembly	Locates and characterizes line, cluster, pixel and blemish (Mura) defects	Proprietary camera technology

    Printed Circuit Board Assembly and Advanced Semiconductor Packaging Products (Surface Mount Technology Products)

              We offer a broad line of X-ray and optical systems for non-destructive inspection of products for the printed circuit board assembly and advanced semiconductor packaging industry, also known as the surface mount technology industry. Customers use these X-ray and optical systems to detect and identify defects on printed circuit board assemblies with advanced semiconductor packages mounted on their surface. Both our X-ray and optical inspection product lines are based on our proprietary image processing technology and are integrated with a graphical user interface designed for ease of use on the production line. Our user-friendly, flexible configuration interface is a critical feature for many of our customers whose manufacturing operations must cope with fast turnaround, short production runs and workforces with limited skills and high turnover rates. These products use a common Windows-based computing platform and can be networked together to provide factory and enterprise-wide access to product defect data. We offer fully automated systems for use in high volume production lines and also offer lower cost systems for use off the production line.

              X-ray Inspection Systems.    Our SX X-ray inspection systems provide an effective, non-destructive means of verifying hidden solder connections such as under ball grid array packages. These systems also verify connections such as die attachments and wire bonds inside semiconductor packaging. Customers use the sharp, high magnification images provided by these SX systems to analyze failures that cannot be detected by optical means. We offer a variety of SX systems to meet customer requirements for handler size, resolution, magnification, power, pricing and other factors. Printed circuit board assembly manufacturers use our systems to inspect the hidden solder connections between printed circuit boards and ball grid array devices. Semiconductor manufacturers use our systems to inspect for features within advanced semiconductor packaging, including die attach, wire bond and flip chip solder bump connections.

              Optical Inspection Systems.    Our automated optical inspection systems inspect printed circuit board assemblies for defects either before or after the soldering step in the manufacturing process. Many of the defects detected by our systems cannot be detected electrically. Our family of systems inspect for component presence, correct component, orientation, polarity, skew, solder integrity and other defects. Our systems feature integrated cameras and lighting heads, which pass over the surface of the printed circuit board, collecting images of each component. Our software can then analyze these images to identify errors and defects.

              Automated Optical and X-ray Inspection Systems.    Our automated optical and X-ray inspection systems reduces handling, speeds throughput and saves floor space by simultaneously inspecting both visible and hidden features of printed circuit board assemblies.

              The following table summarizes our products for the printed circuit board assembly and advanced semiconductor packaging, or surface mount technology, industry.

Product	Type of Product	Function	Handler Size (Inches)	Special Features
SX Series	X-Ray Inspection	Die attach, wire bond, ball grid array, chip scale package, flip chip and QFP solder integrity	Up to 18 X 24	Rotation and tilt capabilities; up to 160 kev; up to 1000x magnification
SV-7500	Optical Inspection	Component presence, correct component, orientation, polarity, skew, solder integrity and other defects	17 X 19	High-resolution color imagery
SV-6520	Optical Inspection	Component presence, correct component, orientation, polarity, skew, solder integrity and other defects	18 X 20	Illumination options for full inspection capability; production line automation
SV-6000	Optical Inspection	Component presence, correct component, orientation, polarity, skew, solder integrity and other defects	20 X 20	Inspections for industry's smallest components
SV-4000	Optical Inspection	Component presence, correct component, orientation, polarity, skew, and other defects	18 X 20	Enable rapid false calls reductions
SV-2100	Optical Inspection	Component presence, correct component, orientation, polarity, skew, solder integrity and other defects	11.8 X 16.5	Inline inspections with affordable price
SVX-Combination	Automated Optical and X-ray Inspection	Ball grid array, chip scale package and flip chip solder verification; component presence, correct component, orientation, polarity, skew, solder integrity and other defects	18 X 20	Production line automation; optimized for printed circuit board assemblies using advanced semiconductor packaging

    Cathode Ray Tube Display and High Quality Glass Products

              We offer a broad line of inspection systems to detect and identify defects on cathode ray tube displays, cathode ray tube glass and automotive glass using proprietary inspection or measurement algorithms.

              Cathode Ray Tube Display Inspection Systems.    Our optical inspection systems inspect cathode ray tube displays for defects after module assembly. Our family of systems uses high-resolution cameras and a computer workstation to quantitatively measure visual characteristics such as contrast, luminance and color balance and to precisely locate and characterize defects. Our systems can perform the same inspections and adjustments more quickly and more accurately than traditional manual methods and can automatically direct operators of our systems (who require minimal training and no special computer skills) through the inspection and alignment process, resulting in increased inspection accuracy, improved speed of production lines and reduced costs and higher productivity in manufacturing. Simple interactive graphics alert operators of our systems when products do not meet required specifications. All results can be recorded for management reporting, quality control analysis and product traceability and can be fully integrated with a manufacturer's management information system.

              Cathode Ray Tube Glass Inspection Systems.    Our optical inspection systems inspect cathode ray tube glass faceplate panels in a variety of sizes early in the manufacturing process, detecting and measuring most glass defects, including scratches, pits, blisters, bubbles and stones in polished cathode ray tube faceplates. This fully-automated, non-contact, high-speed inspection system is designed to deliver improved product quality, reduced costs, increased throughput and data for process improvement. All results can be recorded for management reporting, quality control analysis and product traceability and can be fully integrated with a manufacturer's management information system.

              Automotive Glass Inspection Systems.    Our optical inspection systems inspect either flat or curved automotive glass panels in a variety of different shapes and sizes. Our systems detect and measure a wide variety of glass defects including scratches, pits, bubbles and stones. This integrated, turnkey solution, including a precision conveyor, provides a yield management solution to increase productivity and results in data for process improvement. Our systems combine imaging devices, along with advanced image analysis, to provide for the automated inspection of automotive glass with greater inspection accuracy, throughput and data collection than obtained by traditional human inspection.

              The following table summarizes our products for the cathode ray tube display, cathode ray tube glass and automotive glass products industries.

Product	Type of Product	Stage of Process	Function	Technology
ADI-9200	Cathode Ray Tube Display Inspection	After deflection yoke assembly, prior to electronics integration	Measurement of electron beam alignment, color purity and brightness uniformity; automatic adjustment	Proprietary high speed, high resolution multiple camera system
ADI-8200	Cathode Ray Tube Display Inspection	After deflection yoke assembly, prior to electronics integration	Measurement of electron beam alignment, color purity and brightness uniformity	Proprietary high speed, high resolution multiple camera system
ADI-7200	Cathode Ray Tube Display Measurement	After electronics integration	Measurement of color purity and brightness uniformity	Proprietary high speed, high resolution multiple camera system
ADI-5200	Cathode Ray Tube Display Measurement	After electronics integration	Measurement of color purity and brightness uniformity	Portable version of ADI 7200
AGI-9900	Cathode Ray Tube Glass Inspection	After faceplate polishing	Inspect for bubbles, pits and scratches	Telecentric bright field and reflective dark field optical system
AGI-9820	Automotive Glass Inspection	Flat inspection after cut and grind	Inspect for bubbles, pits and scratches	Telecentric bright field and reflective dark field optical system
AGI-9850	Automotive Glass Inspection	After bend	Inspect for bubbles, pits and scratches	Telecentric bright field and reflective dark field optical system

Customers

              We sell our products to manufacturers in the flat panel display, printed circuit board assembly and advanced semiconductor packaging, and cathode ray tube display and high quality glass industries. Most of our flat panel display customers are located in Japan, Taiwan and Korea, where flat panel display production is concentrated. The majority of our printed circuit board assembly and advanced semiconductor packaging customers are located in the United States. The majority of our cathode ray tube display customers are in Japan, Taiwan, Korea and China. The majority of our cathode ray tube glass and automotive glass customers are in Europe and the United States.

              We derive most of our revenue from a small number of customers, and we expect this trend to continue. During fiscal 2001, sales to four customers, Quanta, LG Philips, IHI and Samsung, each of which is a customer of our flat panel display products, accounted for 14%, 14%, 13% and 9% of revenue, respectively.

Sales and Service

              We sell our products for the flat panel display industry directly to our customers in Korea and Taiwan, and through IHI, our value-added reseller, in Japan. We sell our products for the cathode ray tube display and high quality glass industries directly, except in Japan, where we use a sales representative. We sell our products for the printed circuit board assembly and advanced semiconductor packaging markets primarily through sales representatives. We service our products worldwide directly, except in Japan, where IHI services our flat panel display products.

              For our flat panel display and cathode ray tube display and high quality glass product customers, our terms are typically 80% to 90% of payment due upon shipment with the remaining amount due upon final acceptance. For our printed circuit board assembly and advanced semiconductor packaging customers, payments are due 30 days after shipment. We typically provide a limited warranty on our products for a period of one year. Our field service personnel provide customers with repair and maintenance services. As of September 30, 2001, we had 82 sales and service personnel, who were located as follows: 50 in Asia, 26 in North America and 6 in Europe.

              In the flat panel display, cathode ray tube display and high quality glass markets, our sales and marketing strategy is to provide our customers with increased manufacturing yields and throughput, improved quality and greater overall efficiency in their manufacturing process. In the printed circuit board assembly and advanced semiconductor packaging industry, we focus on high-end applications where our high-resolution, advanced image processing and optical inspection technologies and products provide our customers with product quality assurance capabilities. Our sales and marketing strategy is also to focus on the rapidly expanding contract manufacturing industry. Operating on narrow margins, contract manufacturers compete by reducing costs and improving quality, as well as promoting their advanced capabilities. These customers require flexible systems that are easy to set up and cost-efficient.

Research and Development

              The market for integrated yield management systems is characterized by rapid and continuous technological development and product innovation. We believe that it is necessary to maintain our competitive position through continued and timely development of new products and enhancements to existing products. Accordingly, we devote a significant portion of our personnel and financial resources to research and development. Our research and development expenses, consisting primarily of personnel, consultants and prototype materials, were $17.1 million, $14.2 million and $8.1 million, or 24%, 15% and 13% of revenue, in fiscal 2001, 2000 and 1999, respectively.

              We are focusing our current research and development for the flat panel display market on increasing the performance of our array test, repair and inspection systems. Our current research and development for the printed circuit board assembly and advanced semiconductor packaging industry is focused on increasing the performance, reliability and functionality of our inspection systems, expanding the application of our inspection systems for use in related markets and developing new optical inspection products. Our current research and development for the cathode ray tube display and high quality glass markets is focused on increasing the performance, reliability and functionality of our inspection systems.

Manufacturing

              Our flat panel display products are manufactured in San Jose, California, our printed circuit board assembly and advanced semiconductor packaging products in Aliso Viejo, California and our cathode ray tube display and high quality glass products in Markham, Ontario, Canada. Our manufacturing activities consist primarily of final assembly and test of components and subassemblies, which are purchased from third party vendors.

              We have operated our manufacturing processes with suppliers of fully or partially assembled and tested subsystems for many years. We recently entered into a three-year manufacturing outsourcing agreement with Sanmina-SCI. Under this and related agreements, Sanmina-SCI will provide a significant portion of the manufacturing, assembly and test operations for our flat panel display and surface mount technology optical inspection products. We will continue to manufacture some of the proprietary and more complex pieces of our equipment, such as our modulators. Under the terms of this agreement, Sanmina-SCI has agreed to lease 15,000 square feet of our San Jose facility, lease and operate the equipment required to manufacture a significant number of our flat panel display and surface mount technology optical inspection products, expand our San Jose clean room, and purchase a substantial portion of our existing raw materials inventory for our flat panel display and surface mount technology optical inspection products.

              We schedule production based upon customer purchase orders and anticipated orders during the planning cycle. We generally expect to be able to accept a customer order, build the required machinery and ship to the customer within 16 weeks for our flat panel display, cathode ray tube glass and automotive glass products, and within eight weeks for our printed circuit board assembly and advanced semiconductor packaging and cathode ray tube display products. We maintain quality control through inspection of components, in-process inspection during equipment assembly and final inspection and operation of all manufactured equipment prior to shipment. Although we assemble some components and final test our systems under limited clean room conditions, most of our manufacturing occurs in standard manufacturing space.

              Under the terms of our relationship with IHI, we have retained the exclusive right to manufacture some critical components based on technology not shared with IHI and to sell these components to IHI at prices that are mutually established from time to time. IHI has the right to manufacture, assemble and sell array test systems incorporating these components. To date, we have manufactured all array test systems sold by IHI. Furthermore, IHI has sold products only in its capacity as our value-added reseller in Japan.

Suppliers

              We obtain some equipment for our systems from a single source or a limited group of suppliers. For example, we currently obtain material handling platforms, ultra high-resolution cameras and high-speed image processing systems for our flat panel display products from single source suppliers. We also currently obtain X-ray equipment for our printed circuit board assembly and advanced semiconductor packaging products from limited source suppliers. Although we seek to reduce dependence on our single source and limited group suppliers, alternative sources of supply for certain pieces of equipment may not be available or may be available on unfavorable terms. The partial or complete loss of a single source or limited group of suppliers or any delay in shipment from a single source or limited group of suppliers could at least temporarily harm our results of operations and damage customer relationships. Further, a significant increase in the price of one or more of these pieces of equipment could harm our results of operations. To date we have not experienced the loss of any single source or limited group of suppliers or any related delays in shipment.

Intellectual Property

              We protect our proprietary technology through various methods such as patents and patent applications, trademarks, non-disclosure agreements and trade secrets. We have filed and obtained a number of patents in the United States and abroad and have also jointly filed patent applications in Japan with IHI. As of January 17, 2002, we have been issued 46 patents in the United States, of which 43 are active. The expiration dates of these patents range from 2006 to 2021. There are 14 pending patent applications in the United States. We have been issued 23 active non-U.S. patents and there are 55 pending non-U.S. patent applications. With only one exception, each non-U.S. patent is directly related to a counterpart U.S. patent. Our patents and patent applications relate to various aspects of our yield management solutions as set forth in the following table (non-U.S. patents are, in general, counterparts to U.S. patents):

	Active Patents		Patents Pending
	U.S.	Non-U.S.	U.S.	Non-U.S.
Flat Panel Display Products	32	11	3	18
Surface Mount Technology Products	4	—	6	3
Cathode Ray Tube Display and High Quality Glass Products	7	12	5	34

Total	43	23	14	55

              We intend to continue to pursue the legal protection of our technology through intellectual property laws. However, we cannot be certain that the steps we have taken to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate our proprietary rights.

Backlog

              Our backlog consists of orders for which we have accepted purchase orders and assigned shipment dates within the next twelve months. All orders are subject to delay or cancellation with limited or no penalty to the customer. Because of possible changes in product delivery schedules and cancellation of product orders, among other factors, our backlog may vary significantly and, at any particular date, is not necessarily indicative of actual sales for any succeeding period. Our backlog as of December 31, 2001 and 2000 was approximately $32.0 million and $46.0 million, respectively.

Competition

              The worldwide market for integrated yield management systems is highly competitive. We face substantial competition in each of our operating segments from established companies, many of which have greater financial, engineering and manufacturing resources and have larger service organization and long-standing customer relationships with key existing and potential customers. We may also face future competition from new market entrants from other overseas and domestic sources or if IHI elects to begin competing with us.

              In the flat panel display industry, our competitors include Micronics Japan Corporation in array testing, NEC Corporation, NTN Corporation and Hoya Corporation in array repair and several competitors in the cell and module inspection market. The printed circuit board assembly and advanced semiconductor packaging market is divided into X-ray inspection and optical inspection. In the X-ray inspection market, our competitors include Nicolet Imaging Systems, Agilent Technologies Inc., and feinfocus Röntgen-Systeme GmbH. In the optical inspection market, our competitors include GSI Lumonics Inc., Hewlett-Packard Company and Omron USA, Inc. In the cathode ray tube display and high quality glass industries, most of the competition comes from manufacturers that develop their own internal inspection systems.

              We expect our competitors to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. Our customers may choose to develop proprietary technology that may obviate or lessen their need to purchase our products. Moreover, increased competitive pressure may necessitate price based competition, which could harm our business, financial condition and results of operations.

              We believe that we can compete effectively with our competitors by building on our substantial installed customer base, providing technologically superior, competitively priced products and continuing to emphasize our easy-to-use user interfaces and customer support. However, realizing and maintaining such advantages will require a continued high level of investment by us in engineering, research and development, marketing and customer service and support. We may not have sufficient resources to continue to make such investments. Even if sufficient funds are available, we may not be able to make the technological advances necessary to maintain such competitive advantages.

Employees

              As of September 30, 2001, we employed 324 persons. No employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationships with our employees to be good.

Facilities

              Our corporate headquarters are located in San Jose, California, where we lease a 52,000 square foot facility for flat panel display equipment manufacturing and operations, of which 15,000 square feet have been subleased to Sanmina-SCI. We own an additional 22,000 square feet in San Jose, California for sales and marketing and administration. We lease 19,700 square feet in Aliso Viejo, California for printed circuit board assembly and advance semiconductor packaging inspection equipment manufacturing and operations. We lease 35,200 square feet in Austin, Texas for printed circuit board assembly and advance semiconductor packaging inspection equipment research and development, sales, service and administration. We lease 50,000 square feet in Markham, Ontario, Canada for cathode ray tube display and high quality glass inspection equipment manufacturing and operations. In addition, we lease office space for our sales and service operations in Tokyo, Japan; Hsinchu and Taipei, Taiwan; Seoul, Korea; Surrey, United Kingdom; Eindhoven, The Netherlands; and Beijing, China.

Legal Proceedings

              We and certain of our directors and officers have been named as defendants in a lawsuit captioned Amtower v. Photon Dynamics, Inc., No. CV797876, filed on April 30, 2001 in the Superior Court of the State of California, County of Santa Clara. The plaintiff in this action has asserted several causes of action under state law arising out of alleged misrepresentation and enforcement of our insider trading policy and is seeking damages of approximately $17.7 million. On December 6, 2001, the court dismissed the complaint for failure to allege facts sufficient to state a cause of action, with leave to amend. While we intend to vigorously contest this action, we cannot predict the outcome of this litigation. We believe that an adverse determination in this litigation would not have a material adverse effect on our financial condition or results of operation.

              From time to time we are subject to legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. While the outcome of these proceedings and claims cannot be predicted with certainty, management does not believe that the outcome of any of these legal matters will have a material adverse effect on the our results of operations or financial position.

MANAGEMENT

              Our executive officers and directors, and their ages as of November 30, 2001, are as follows:

Name	Age	Position
Vincent F. Sollitto, Jr.	53	Chief Executive Officer, President and Director
Richard L. Dissly	57	Chief Financial Officer and Secretary
Bernard T. Clark	57	Vice President and President, Flat Panel Display Division
Bruce P. Delmore	40	Vice President and President, Electronics Division
Jeffrey A. Hawthorne	44	Vice President and President, Image Processing Systems Division
Jon R. Hopper	40	Senior Vice President, Sales and Support Organization
William K. Pratt	64	Chief Technical Officer
Steve Song	46	Vice President, Sales
Kenneth Wawrew	52	Vice President, Business Development
E. Floyd Kvamme(1)(2)	63	Chairman of the Board
Richard P. Beck(1)	68	Director
Barry L. Cox(2)(3)	59	Director
Michael J. Kim(2)(3)	56	Director
Malcolm J. Thompson(1)	56	Director

(1) Member of our Audit Committee.

(2) Member of our Compensation Committee.

(3) Member of our Directors' Affairs and Nominating Committee.

              Set forth below is certain information relating to our executive officers and directors. All of our directors are nominated for election by our shareholders at our upcoming annual meeting of shareholders to be held in January 2002 to serve until the next annual meeting of shareholders.

              Vincent F. Sollitto has been our Chief Executive Officer and President since June 1996 and has been a member of our board of directors since July 1996. From August 1993 to June 1996, he was the General Manager of Business Unit Operations for Fujitsu Microelectronics Inc., a semiconductor and electronics company. From April 1991 to August 1993, he was the Executive Vice President of Technical Operations at Supercomputer Systems, Incorporated. Prior to joining Supercomputer Systems, Mr. Sollitto spent twenty-one years in various management positions at International Business Machines Corporation, including Director of Technology and Process. Mr. Sollitto serves as a director of Irvine Sensors Corp., a compact packages technology company, Applied Films Corporation, a thin film deposition equipment company, and Ultratech Stepper, Inc., a photolithography equipment company. Mr. Sollitto holds a B.S. degree in Electrical Engineering from Tufts College.

              Richard L. Dissly has been our Chief Financial Officer since November 1998 and our Secretary since October 1999. He was Chief Financial Officer of Semaphore Communications, a network equipment provider, from January 1997 until October 1998 and Chief Financial Officer of CrossCheck

Technology, an electronics design automation company, from July 1992 until December 1996. He currently serves on the board of directors of Nextest Systems, Inc. Mr. Dissly received a B.S. degree from Montana State University and an M.B.A. from Santa Clara University and is a licensed certified public accountant.

              Bernard T. Clark has been our Vice President and President, Flat Panel Display Division since February 2001. From May 2000 to February 2001, he was our Vice President, Manufacturing and Field Operations. From 1995 until 2000, Mr. Clark was the Director of Process and Product Assurance for IBM Storage Systems Division. Mr. Clark received a Bachelor of Engineering degree from New York University.

              Bruce P. Delmore has been our Vice President and President, Electronics Division since August 2001. From August 1999 to August 2001 he was our Vice President of Marketing, Strategy and Business Development. From December 1997 until August 1999, he was President of Strategos Group, a strategy consulting firm. From February 1994 until December 1997, Mr. Delmore held several executive positions including Director of EDA and Strategic ASIC Development at Fujitsu Microelectronics, a semiconductor and electronics company. From October 1987 until January 1993, he was one of the founding employees and held several engineering and management positions at Supercomputer Systems. Mr. Delmore received a B.S. degree in Mechanical Engineering from the University of Wisconsin-Madison.

              Jeffrey A. Hawthorne has been our Vice President and President, Image Processing Systems Division since November 2001. Mr. Hawthorne joined us in 1991 and has held a series of other management positions including Vice President, Development from September 1994 to November 2001. Mr. Hawthorne received a B.S. degree in Engineering Physics from the University of Colorado and an M.S. degree in Optical Engineering from the University of Rochester.

              Jon R. Hopper has been our Senior Vice President, Sales and Support Organization since July 2001. From October 1998 to July 2001, Mr. Hopper was Chief Executive Officer of Intelligent Reasoning Systems, a supplier of capital equipment to the electronics manufacturing industry, which we acquired in July 2001. From July 1997 to October 1998, he served as Group Vice President for Electro Scientific Industries, or ESI, a supplier of capital equipment to the semiconductor and electronics manufacturing industries. From January 1995 to July 1997, he served as Chief Executive Officer of Dynamotion Corp. until Dynamotion was acquired by ESI. Mr. Hopper received a B.A. degree in German Literature from Heidelberg University and a B.S. degree in Engineering from the University of Arizona.

              Dr. William K. Pratt has been our Chief Technical Officer since October 1996. In 1993, Dr. Pratt founded Pixelsoft, Inc., an image processing software development company, and served in various management and technical positions until 1996. From 1988 through 1994, he was Director of Multimedia and Imaging Technology at Sun Microsystems, Inc. Dr. Pratt holds five patents and is the author of several books on image processing. Dr. Pratt received a B.S. in Electrical Engineering from Bradley University and an M.S. degree and a Ph.D. in Electrical Engineering from the University of Southern California.

              Steve Song has been our Vice President, Sales since August 1998. Mr. Song joined us in April 1994 as the Korean Sales and Support Manager. He was promoted to Director of Korean Operations in August 1995 and established our Korean subsidiary. Mr. Song received a B.S. degree in Electronic Engineering from Korea University in Seoul, Korea.

              Kenneth Wawrew has been our Vice President, Business Development since November 2001. Mr. Wawrew joined us in December 2000 as Vice President and President, Image Processing Division. From October 1995 to December 2000 he held various management positions at Photon Dynamics

Canada, formerly known as Image Processing Systems, an optical inspection company. Mr. Wawrew received a Bachelor of Mathematics degree in Computer Science from the University of Waterloo.

              E. Floyd Kvamme became a member of our board of directors in 1986 and is currently our Chairman of the Board. Since 1984, he has been a general partner of Kleiner Perkins Caufield & Byers, a venture capital firm. Mr. Kvamme also serves on the board of directors of Harmonic, Inc., Brio Technology, Inc., National Semiconductor Corporation, Power Integrations, Inc. and several privately held companies. Mr. Kvamme received a B.S. degree in Electrical Engineering from the University of California, Berkeley and an M.S. degree in Engineering from Syracuse University.

              Richard P. Beck became a member of our board of directors in September 2000. Since October 2001, he has served as Chairman of the Board of Applied Films Corporation. From March 1992 to October 2001, he was Chief Financial Officer of Advanced Energy Industries, Inc., a power conversion and control systems company. Mr. Beck currently serves on the boards of directors of Advanced Energy Industries, Inc., Applied Films Corporation and TTM Technologies, Inc. Mr. Beck received a B.S. degree in Accounting and Finance and an M.B.A. in Finance, all from Babson College.

              Barry L. Cox became a member of our board of directors in 1990. Since January 2001, Mr. Cox has been a consultant for privately funded high technology companies. From July 1998 until August 2000, he served as Chairman of the Board of Quantum Effect Devices, Inc., a networking equipment company, which was acquired by PMC-Sierra, Inc. in August 2000. From January 1996 to July 1998, he was a consultant for various companies. From 1992 to 1993, he was the President, Chief Operating Officer and a director of Weitek Corporation, and from 1993 to 1995, served as its President and Chief Executive Officer. From 1987 to 1992, Mr. Cox served as President and Chief Executive Officer of ATEQ Corporation, a semiconductor capital equipment manufacturer. Mr. Cox received a B.S. degree in Engineering from the U.S. Air Force Academy and an M.B.A. from Boston University.

              Michael J. Kim became a member of our board of directors in 1991. Since July 2001, he has been a consultant for various technology companies. From September 1999 through June 2001, he was Vice President of Business Development at Philips Components, a display company. From March 1993 to February 1999, he was Senior Vice President of LG Electronics, Inc., a manufacturer of consumer electronic products including flat panel displays, and served as the head of the San Jose Technology Center of LG Electronics. From 1988 to 1992, Mr. Kim was Vice President at Goldstar Technology, Inc., formerly a subsidiary of LG Electronics. Mr. Kim received a B.S. degree in Electrical Engineering from the University of Illinois, Chicago and an M.S. degree in Electrical Engineering from the University of Santa Clara.

              Malcolm J. Thompson became a member of our board of directors in 1992. Since November 2001 he has been a member of the Technical Advisory Board of Novalux, Inc., a laser module provider for optical networks. From March 1998 through November 2001, he was President and Chief Executive Officer of Novalux. From January 1996 to March 1998, he was President and Chief Executive Officer of dpiX, Inc., a digital image capture and display products company, and from 1981 to 1996, he was the Chief Technologist for Xerox PARC. He also has served as Chairman of the Board of the United States Display Consortium, an industry-government consortium of over 135 member companies. Dr. Thompson received a B.S. degree and a Ph.D. in Applied Physics from the University of Brighton, Sussex in the United Kingdom.

              In addition, we are considering adding a new member, Elwood Spedden, to our board of directors. Mr. Spedden has consented to join our board of directors and may do so in the near future. Mr. Spedden was a senior vice president of Tencor Instruments, a manufacturer of automatic test equipment used in the fabrication of semiconductors, from July 1996 to June 1997 until his retirement. From 1990 through March 1996, Mr. Spedden was with Credence Systems Corporation, a manufacturer of automatic test equipment used in the fabrication of semiconductors, in various senior management positions including President, Chief Executive Officer and Vice-Chairman of the Board. Mr. Spedden is

a director of Advanced Energy Industries, Inc., a public company, and of Insight Objects, a privately held software company.

Board Committees

              Our audit committee meets with our independent auditors at least annually to review the results of the annual audit and discuss the financial statements; recommends to our board of directors the independent auditors to be retained; oversees the independence of the independent auditors; evaluates the independent auditors' performance; receives and considers the independent auditors' comments as to controls; and reviews significant changes to our accounting principles and practices. Our audit committee is composed of three directors: Messrs. Kvamme, Beck and Thompson.

              Our compensation committee makes recommendations concerning salaries and incentive compensation, and otherwise determines compensation levels and performs such other functions regarding compensation as our board of directors may delegate. Our compensation committee is composed of three independent directors: Messrs. Kvamme, Cox and Kim.

              Our directors' affairs and nominating committee identifies, evaluates and makes recommendations to our board of directors regarding possible board candidates. Our directors' affairs and nominating committee also reviews and makes recommendations to our board of directors regarding any transactions between us and our directors. Our directors' affairs and nominating committee is composed of two directors: Messrs. Cox and Kim.

Compensation of Directors

              Each of our non-employee director is entitled to receive a per meeting fee of $2,000 plus $500 for each committee meeting attended by the committee member. No director elected to forego cash compensation for service as a non-employee director during the last fiscal year. The members of our board of directors are also eligible for reimbursement for their expenses incurred in connection with attendance at meetings of our board of directors in accordance with our policy. In the fiscal year ended September 30, 2001, the total compensation paid to non-employee directors was $85,500.

              Each of our non-employee directors is entitled to receive an option to purchase 20,000 shares of our common stock upon the initial election to our board of directors. Immediately following each annual meeting of our shareholders, each non-employee director is automatically granted an option to purchase an additional 2,500 shares of our common stock, provided such non-employee director has provided services to us for at least one year. During the last fiscal year, we granted options covering an aggregate of 12,500 shares in the individual amounts of 2,500 shares to each of Messrs. Beck, Cox, Kim, Kvamme and Thompson at an exercise price of $16.88 per share. Options granted during the last fiscal year had exercise prices equal to 100% of the fair market value on the date of grant (based on the closing sales price reported in the Nasdaq National Market for the date of grant). As of September 30, 2001, two options had been exercised by non-employee directors for an aggregate of 13,300 shares.

Compensation Committee Interlocks and Insider Participation

              None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

Compensation of Executive Officers

              The following table shows for the fiscal years ended September 30, 1999, 2000 and 2001, compensation awarded or paid to, or earned by, our Chief Executive Officer and other four most highly compensated executive officers, whose compensation, as such term is defined by the SEC, exceeded $100,000 in 2001, whom we refer to as our Named Executive Officers:

Summary Compensation Table

	Annual Compensation						Long Term Compensation
Name and Principal Position	Year	Salary		Bonus	Other Annual Compensation		Number of Shares Underyling Option
Vincent F. Sollitto Chief Executive Officer and President	2001 2000 1999	$273,179 272,117 215,055		$226,200 165,000 72,496	— — —		50,000 40,000 50,000	(2)
Steve Song Vice President, Sales	2001 2000 1999	$156,013 155,409 135,366		— — —	$181,773 160,398 110,068	(1) (1) (1)	12,500 17,500 30,000
Bruce P. Delmore Vice President and President, Electronics Division	2001 2000 1999	$185,447 170,604 95,767	(3)	$57,630 10,000 10,000	— — —		15,000 — 95,000
Richard L. Dissly Chief Financial Officer and Secretary	2001 2000 1999	$182,616 183,288 151,728		$62,715 56,750 —	— — —		15,000 20,000 80,000
Jeffrey A. Hawthorne Vice President and President, Image Processing Systems Division	2001 2000 1999	$172,919 183,283 169,289		$62,715 46,750 24,000	— — —		20,000 30,000 10,000	(2)

(1) Represents commissions paid.

(2) Net of cancelled and repriced options. In November 1998, optionholders were allowed to replace outstanding options with new options priced at $4.50 per share if they agreed (i) to receive fewer options per a conversion formula, (ii) that replacement options could not be exercised for a six month period and (iii) that the replacement options would have six months added to the vesting schedule that applied to the original outstanding options.

(3) Mr. Delmore became Vice President of Marketing and Business Development in August 1999 and became Vice President and President Electronics Division in July 2001. Includes consulting fees paid to Mr. Delmore prior to his joining us in August 1999. His annualized salary for the fiscal year ended September 30, 1999 was approximately $170,040.

Stock Option Grants and Exercises

              We grant options to our executive officers under our option plans. As of September 30, 2001, options to purchase a total of 1,961,809 shares were outstanding under our option plans and 760,032 shares, including 400,000 shares that are subject to approval by our shareholders at our upcoming annual meeting of shareholders to be held in January 2002, remained available for grant, all of which are available for grant under our 2001 Equity Incentive Plan and 1995 Stock Option Plan.

              The following tables show for the fiscal year ended September 30, 2001, certain information regarding options granted to, exercised by, and held at year-end by, the Named Executive Officers:

Option Grants in Last Fiscal Year

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (2)
	Number of Shares Underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal year (1)
Name			Exercise or Base Price Per Share	Expiration Date
					5%	10%
Mr. Sollitto	50,000	4.68%	$16.88	1/8/2011	$530,630	$1,344,720
Mr. Song	12,500	1.17%	16.88	1/8/2011	132,657	336,180
Mr. Delmore	15,000	1.40%	16.88	1/8/2011	159,189	403,416
Mr. Dissly	15,000	1.40%	16.88	1/8/2011	159,189	403,416
Mr. Hawthorne	20,000	1.87%	16.88	1/8/2011	212,252	537,888

(1) Based upon options to purchase 1,069,228 shares granted under all of our stock option plans during the fiscal year ended September 30, 2001.

(2) The potential realizable value is calculated based on the term of the option at its time of grant, ten years, compounded annually. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Number of Shares Acquired on Exercise	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised in the Money Options at Fiscal Year-End Exercisable/Unexercisable
Mr. Sollitto	—	—	191,239 / 80,601	$3,149,716 /$610,455
Mr. Song	17,318	$475,103	4,729 / 32,453	25,389 / 262,717
Mr. Delmore.	—	—	54,899 / 55,101	694,488 / 568,262
Mr. Dissly	6,705	135,389	27,094 / 49,001	315,910 / 547,946
Mr. Hawthorne.	—	—	49,947 / 39,402	643,025 / 185,628

Employee Benefit Plans

    Stock Option Plans

              We currently have outstanding options under our 2001 Equity Incentive Plan, our 1995 Stock Option Plan, our 1987 Stock Option Plan, the CR Technology, Inc. 1991 Stock Option Plan, the CR Technology, Inc. 1983 Stock Option Plan and the Image Processing Systems Inc. Share Incentive Plan. We collectively refer to these plans as our option plans. Currently our 1987 Stock Option Plan, the CR Technology, Inc. 1991 Stock Option Plan and the CR Technology, Inc. 1983 Stock Option Plan have terminated and no further options shall be granted under these plans. Since the acquisition of Image Processing Systems, we have not and do not intend to grant any options under the Image Processing Systems Inc. Share Incentive Plan. As of September 30, 2001, options to purchase 1,961,809 shares were outstanding under our option plans and 760,032 shares, including 400,000 shares that are subject to approval by our shareholders at our upcoming annual meeting of shareholders to be held in January

2002, remained available for grant, all of which are available for grant under our 2001 Equity Incentive Plan and 1995 Stock Option Plan.

    Employee Stock Purchase Plan

              We also provide our directors, officers and employees with the ability to purchase shares of our common stock under our employee stock purchase plan, which is intended to qualify as an "Employee Stock Purchase Plan" under Section 423(b) of the Internal Revenue Code. As of September 30, 2001, an aggregate of 423,659 shares had been issued under our employee stock purchase plan and 576,341 shares, including 250,000 shares that are subject to approval by our shareholders at our upcoming annual meeting of shareholders to be held in January 2002, remained available for the grant of future rights under our employee stock purchase plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

              At September 30, 2001, we had a loan outstanding in the principal amount of $250,000 to Mr. Delmore who is one of our executive officers. This loan was entered into on March 5, 2001 for the purpose of providing housing assistance to Mr. Delmore and is evidenced by a full recourse promissory note secured by shares of our common stock owned by Mr. Delmore. The annual interest rate on such loan is 7%.

              In connection with the acquisition of Intelligent Reasoning Systems on July 16, 2001, we issued an aggregate of 2,212 shares of our common stock to Jon R. Hopper in exchange for his shares of preferred stock of Intelligent Reasoning Systems. We also cancelled outstanding loans owed to us by Mr. Hopper in the aggregate principle amount of $567,000. These loans were entered into on December 28, 1999 and December 17, 2000 for the purpose of exercising options to purchase an aggregate of 1,775,000 shares of Intelligent Reasoning Systems' common stock. The annual interest rate on the loan in the principle amount of $40,000 was 8.5%. The annual interest rate of the remaining loans was 9.5%. Mr. Hopper is currently one of our executive officers and, prior to the acquisition, was the president of Intelligent Reasoning Systems.

              During fiscal year 1999, we sold approximately $4.9 million of our systems to LG Electronics. From February 1993 to February 1999, Michael J. Kim, one of our directors, was an officer of LG Electronics. We believe that our sales to LG Electronics were made on terms no less favorable than would have been obtained from unaffiliated parties.

              We loaned Francois J. Henley, then one of our directors, an aggregate of $72,520 for the purpose of exercising options to purchase our common stock in June 1995. This loan earned interest at a rate of 6.83% and was evidenced by a full recourse promissory note secured by our shares. We forgave all accrued interest under the promissory note and the promissory note was paid in full in August 1999.

              Each of Messrs. Sollitto, Dissly and Hawthorne is party to an agreement which provides certain severance and other benefits in the event of a termination of his employment with us following a change in control of Photon Dynamics. In the event of a termination of such officer's employment (other than a voluntary termination by the officer or a termination for cause) that occurs within up to 15 months of a change in control of us, the officer is entitled to between six months and 15 months of severance payments and benefits depending upon the timing of such termination and the officer's obtaining alternative employment following termination. Upon such change of control, each officer's options under our 1995 Stock Option Plan become fully exercisable if his employment is to terminate as of the closing of the change of control. If such officer's employment is to continue following a change of control, vesting of his options is accelerated by two years as of the closing of the change of control. Under these agreements, severance benefits consist of a continuation of the officer's base salary and non-discretionary bonuses, if any, during the applicable severance period and of his medical, health and other insurance benefits.

              We have entered into an employment agreement with Kenneth Wawrew, our Vice President, Business Development. Under this agreement, in the event of a termination of his employment without cause, Mr. Wawrew will be entitled to receive his base salary at the then current rate for a 12 month period following the termination date, plus one additional month for each complete year of his service with us, up to 18 months. In addition, the number of options which would have vested during this salary continuation period will fully vest. Mr. Wawrew will also be entitled to receive a bonus for the salary continuation period, in the amount fixed as the target bonus for the year in which the termination occurs. The agreement also provides the same salary, option and bonus benefits upon his resignation of employment within 30 days of a change in control of Photon Dynamics.

              We have entered into indemnity agreements with some of our officers and directors which provide, among other things, that we will indemnify the officer or director, under the circumstances and to the extent provided for in the agreements, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as our director, officer or other agent, and otherwise to the fullest extent permitted under California law and our Bylaws.

              Our non-employee directors are entitled to certain cash payments for attendance at our board and committee meetings. Each of our non-employee directors is also granted an option to purchase shares of our common stock upon his or her initial election to our board and after each of our annual shareholders' meetings. For more information regarding these cash payments or option grants, see "Management—Compensation of Directors."

PRINCIPAL SHAREHOLDERS

              The following table sets forth certain information regarding the ownership of our common stock as of September 30, 2001 by: (i) each of our directors; (ii) each of our executive officers; (iii) all of our executive officers and directors as a group; and (iv) each person known by us to be the beneficial owner of more than five percent of our outstanding common stock.

Beneficial Owner(1)	Shares Beneficially Owned (2)	Percent Prior to the Offering	Percent After the Offering
RS Investments, LLC (3) 388 Market Street #200 San Francisco, CA 94111	1,070,900	7.7%	6.7%
Systematic Financial Management, L.P. 300 Frank W. Burr Blvd. Glennpoint E., 7th Floor Teaneck, NJ 07666	738,874	5.3%	4.7%
Vincent F. Sollitto(4)	246,577	1.8%	1.5%
Bernard T. Clark(5)	32,606	*	*
Bruce P. Delmore(6)	60,566	*	*
Richard L. Dissly(7)	52,963	*	*
Jeffrey A. Hawthorne(8)	57,920	*	*
Jon R. Hopper	—	*	*
William K. Pratt(9)	22,686	*	*
Steve Song(10)	7,209	*	*
Kenneth Wawrew(11)	8,873	*	*
E. Floyd Kvamme(12)	33,053	*	*
Richard P. Beck(13)	7,083	*	*
Barry L. Cox(14).	4,583	*	*
Michael J. Kim(15)	9,583	*	*
Malcolm J. Thompson(16)	21,250	*	*
All executive officers and directors as a group
(14 persons)(17)	564,952	3.9%	3.5%

* Represents less than 1%.

(1) Except as otherwise indicated, the address of each owner is c/o Photon Dynamics, Inc., 6325 San Ignacio Ave., San Jose, CA 95119.

(2) This table is based upon information supplied by financial service companies, officers, directors, principal shareholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 13,884,354 shares of our common stock (including 152,391 shares consisting of exchangeable shares of Image Processing Systems that may be exchanged for shares of our common stock on a one-for-one basis) outstanding on September 30, 2001.

(3) Includes 690,500 shares owned by RS Emerging Growth Fund (Mutual Fund), 47,250 shares in portfolios managed by RS Investment Management, Inc., 315,850 shares in portfolios managed by RS Investment Management, LP and 16,400 shares in portfolios managed by RS Growth Group LLC.

(4) Includes 196,839 shares subject to stock options held by Mr. Sollitto exercisable within 60 days of September 30, 2001.

(5) Includes 31,998 shares subject to stock options held by Mr. Clark exercisable within 60 days of September 30, 2001.

(6) Includes 59,299 shares subject to stock options held by Mr. Delmore exercisable within 60 days of September 30, 2001.

(7) Includes 31,694 shares subject to stock options held by Mr. Dissly exercisable within 60 days of September 30, 2001.

(8) Includes 52,747 shares subject to stock options held by Mr. Hawthorne exercisable within 60 days of September 30, 2001.

(9) Includes 22,088 shares subject to stock options held by Mr. Pratt exercisable within 60 days of September 30, 2001.

(10) Includes 7,209 shares subject to stock options held by Mr. Song exercisable within 60 days of September 30, 2001.

(11) Includes 8,873 shares subject to stock options held by Dr. Wawrew exercisable within 60 days of September 30, 2001.

(12) Includes 9,583 shares subject to stock options held by Mr. Kvamme exercisable within 60 days of September 30, 2001.

(13) Includes 7,083 shares subject to stock options held by Mr. Beck exercisable within 60 days of September 30, 2001.

(14) Includes 4,583 shares subject to stock options held by Mr. Cox exercisable within 60 days of September 30, 2001.

(15) Includes 9,583 shares subject to stock options held by Mr. Kim exercisable within 60 days of September 30, 2001.

(16) Includes 21,250 shares subject to stock options held by Dr. Thompson exercisable within 60 days of September 30, 2001.

(17) Includes 462,829 shares which certain of our executive officers and directors have the right to acquire within 60 days of September 30, 2001 pursuant to outstanding options.

Series A1 Preferred Stock

              In connection with our acquisition of Image Processing Systems in December 2000, we issued exchangeable shares of Image Processing Systems to its former shareholders and one share of our Series A1 preferred stock to a trustee, Computershare Trust Company of Canada, for the benefit of the holders of exchangeable shares of Image Processing Systems. Each exchangeable share of Image Processing Systems may be exchanged for one share of our common stock. The trustee is entitled to vote together with the holders of our common stock and will have one vote for each outstanding exchangeable share of Image Processing Systems. As of September 30, 2001, 152,391 exchangeable shares were outstanding. The beneficial ownership table for our common stock set forth above reflects the outstanding exchangeable shares of Image Processing Systems.

DESCRIPTION OF CAPITAL STOCK

              Upon completion of this offering, our authorized capital stock will consist of 30,000,000 shares of common stock, no par value, of which 10,000,000 shares will be subject to shareholders' approval at our upcoming annual meeting of shareholders to be held in January 2002, and 5,000,000 shares of preferred stock, no par value.

              The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our Amended and Restated Articles of Incorporation, as amended by the Certificate of Determination of Series A1 Preferred Stock, and our Bylaws, which we have included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

              As of September 30, 2001, there were 13,884,354 shares of common stock issued and outstanding. In addition, as of September 30, 2001, there were 1,961,809 shares of common stock subject to outstanding options and 50,051 shares of common stock subject to outstanding warrants. The outstanding shares of common stock includes 152,391 shares of exchangeable shares of Image Processing Systems that may be exchanged for our common stock on a one-for-one basis.

              Each share of common stock entitles its holder to one vote on all matters to be voted upon by our shareholders, other than with respect to the election of directors. For an election of directors, shareholders may choose to exercise cumulative voting rights and therefore give all their votes to a single candidate that such shareholder is entitled to cast based on the total number of board positions being voted upon or may distribute such votes among as many candidates as such shareholder chooses. Subject to preferences that may apply to any outstanding share of preferred stock, holders of common stock are entitled to receive ratably any dividends that the board of directors may declare from time to time out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of preferred stock that may be issued after this offering. The common stock has no preemptive rights, conversion rights, subscription rights or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

              As of September 30, 2001, there was one share of Series A1 preferred stock issued and outstanding. The share of Series A1 preferred stock is held by a trustee, Computershare Trust Company of Canada, for the benefit of the holders of exchangeable shares of Image Processing Systems. The trustee is entitled to vote together with the holders of common stock and will have one vote for each outstanding exchangeable share of Image Processing Systems. As of September 30, 2001, 152,391 exchangeable shares were outstanding. The Series A1 preferred stock has no dividend rights, preemptive rights, conversion rights, subscription rights or redemption or sinking fund provisions. The Series A1 preferred stock is not redeemable except at such time as all exchangeable shares of Image Processing Systems have been exchanged for shares of our common stock, in which case the outstanding share of Series A1 preferred stock shall automatically be redeemed and cancelled. In the event of our liquidation, dissolution or winding up, the holder of Series A1 preferred stock is not entitled to receive any of our assets available for distribution to our shareholders.

              Our board of directors has the authority, without any further action by the shareholders, to issue the remaining shares of preferred stock in one or more series and to fix or alter the restrictions, rights, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restriction thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. In addition, our board of directors, without shareholder approval, will be able to issue preferred stock to the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or to make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock. At present, we have no plans to issue more shares of preferred stock.

Warrants

              As of September 30, 2001, warrants to purchase 50,051 shares of common stock were outstanding at a weighted average exercise price of $42.39 per share, including a warrant to purchase 21,285 exchangeable shares of Image Processing Systems (which may be exchanged for shares of our common stock on a one-for-one basis) which was exercised in full on December 17, 2001. All outstanding warrants will expire on March 1, 2005.

Transfer Agent and Registrar

              Our transfer agent and registrar is EquiServe Trust Company. Its address is 150 Royall Street, Canton, MA 02021, and its telephone number is 816-843-4299.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated, CIBC World Markets Corp. and Needham & Company, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally and not jointly have agreed to purchase from us the number of shares listed opposite their names below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
CIBC World Markets Corp.
Needham & Company, Inc.

Total	2,000,000

              Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the purchase agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased.

              We have agreed to indemnify the underwriters against certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

              The following table shows the public offering price, underwriting discount to be paid by us to the underwriters and the proceeds, before expenses, to us. This information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Photon Dynamics	$	$	$

              The expenses of this offering, not including the underwriting discount, are estimated at $1,140,000 and are payable by us.

Overallotment Option

              We have granted an option to the underwriters to purchase up to 300,000 additional shares of our common stock at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares of our common stock proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We and our executive officers and directors have agreed, except in limited circumstances, not to sell or transfer any shares of our common stock for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any shares of our common stock;

  •
  sell any option or contract to purchase any shares of our common stock;

  •
  purchase any option or contract to sell any shares of our common stock;

  •
  grant any option, right or warrant for the sale of any shares of our common stock;

  •
  lend or otherwise dispose of or transfer any shares of our common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to shares of our common stock and to securities convertible into, or exchangeable or exercisable for, or repayable with, shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition, other than with respect to purchases of our common stock acquired in open market transactions after completion of this offering.

Electronic Distribution

              Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not a part of this prospectus.

Quotation on the Nasdaq National Market

              The shares of our common stock are quoted on the Nasdaq National Market under the symbol "PHTN."

Price Stabilization and Short Positions

              Until the distribution of the shares of our common stock is completed, rules of the Securities and Exchange Commission may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may make short sales of our common stock. Short sales involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which they may purchase the shares through the overallotment option.

              Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

              Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

              In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

LEGAL MATTERS

              The validity of the issuance of the common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP.

EXPERTS

              Ernst & Young LLP, Independent Auditors, have audited our consolidated financial statements and schedule at September 30, 2001 and 2000, and for each of the three years in the period ended September 30, 2001, as set forth in their report thereon appearing elsewhere herein which, as to each of the two years in the period ended September 30, 2000, is based in part on the report of Arthur Andersen LLP, independent public accountants. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement of which this prospectus is a part in reliance on such reports of these firms, given on their authority as experts in accounting and auditing.

              The consolidated balance sheets of Photon Dynamics Canada as of September 30, 2000 and March 31, 2000 and the related consolidated statements of operations, deficit and cash flows for each of the twelve month periods ended September 30, 2000, March 31, 2000 and 1999 included but not presented separately, in our restated consolidated financial statements appearing in the registration statement of which this prospectus is a part, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

              The consolidated financial statements of Intelligent Reasoning Systems and subsidiary as of December 31, 2000 and 1999 and for the years then ended included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

              We are a reporting company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy such materials at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates for the cost of copying by writing to the Public Reference Section of the SEC at the same address. You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site at www.sec.gov.

              We intend to provide our shareholders with an annual report containing financial statements audited by an independent accounting firm for each fiscal year and quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Photon Dynamics, Inc.

              We have audited the accompanying consolidated balance sheets of Photon Dynamics, Inc. as of September 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. Our audits also included the financial statement schedule listed in the index at Item 14(a)(2). The consolidated financial statements give retroactive effect to the acquisition by Photon Dynamics, Inc. of Photon Dynamics Canada Inc., formerly known as Image Processing Systems Inc. ("IPS"), on December 22, 2000, which has been accounted for using the pooling of interests method as described in the notes to the consolidated financial statements. These financial statements and schedule are the responsibility of the management of Photon Dynamics, Inc. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the financial statements of IPS as of September 30, 2000 and for the twelve month period then ended and as of March 31, 2000 and 1999 and for each of the two years in the period ended March 31, 2000, which statements reflect total assets of $11.1 million and net loss of $1.5 million as of September 30, 2000 and for the twelve month period then ended and total assets of $11.2 million and $14.7 million and net income of $500,000 and net loss of $7.0 million as of March 31, 2000 and March 31, 1999, respectively, and for each of the years in the two years ended March 31, 2000, included in the related 2000 and 1999 consolidated financial statements, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for IPS, is based solely on the reports of the other auditors.

              We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

              In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Photon Dynamics, Inc. as of September 30, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, after giving retroactive effect to the acquisition of IPS, as described in the notes to the consolidated financial statements, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole presents fairly in all material respects the information set forth therein.

              As discussed in Note 1 to the consolidated financial statements, in fiscal 2001 the Company changed its method of accounting for revenue recognition in accordance with guidance provided in SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements".

                      /s/ ERNST & YOUNG LLP

San Jose, California
October 19, 2001

ARTHUR ANDERSEN LLP

AUDITORS' REPORT

To the Directors of
 Photon Dynamics Canada Inc.,

              We have audited the consolidated balance sheets of PHOTON DYNAMICS CANADA INC. (formerly known as Image Processing Systems Inc.) as at September 30, 2000 and March 31, 2000 and the consolidated statements of operations, deficit and cash flows for each of the twelve month periods ended September 30, 2000, March 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

              In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2000 and March 31, 2000 and the results of its operations and its cash flows for each of the twelve month periods ended September 30, 2000, March 31, 2000 and 1999 in accordance with Canadian generally accepted accounting principles.

                      /s/ ARTHUR ANDERSEN LLP

Mississauga, Canada
August 3, 2001

PHOTON DYNAMICS, INC.

CONSOLIDATED BALANCE SHEETS

September 30, (in thousands, except share data)	2001	2000
ASSETS
Current assets:
Cash and cash equivalents	$16,528	$9,723
Short-term investments	67,563	93,003
Accounts receivable, net of allowance of $1,897 and $1,751 as of September 30, 2001 and 2000, respectively	11,171	24,828
Inventories	16,007	16,523
Other current assets	3,406	4,810

Total current assets	114,675	148,887
Land, property and equipment, net	14,046	4,111
Other assets	2,688	2,056
Intangible assets	4,502	—
Goodwill	22,724	—

Total assets	$158,635	$155,054

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$4,295	$6,622
Other current liabilities	8,361	14,339
Deferred revenue	2,312	1,884

Total current liabilities	14,968	22,845
Other liabilities	359	409
Commitments and contingencies
Shareholders' equity:
Preferred stock, no par value, 5,000,000 shares authorized, one and no shares issued and outstanding as of September 30, 2001 and 2000, respectively	—	—
Common stock, no par value, 20,000,000 shares authorized, 13,884,354 and 12,959,095 shares issued and outstanding as of September 30, 2001 and 2000, respectively	184,500	159,723
Accumulated deficit	(41,698)	(28,571)
Accumulated other comprehensive income	506	648

Total shareholders' equity	143,308	131,800

Total liabilities and shareholders' equity	$158,635	$155,054

See accompanying notes to consolidated financial statements.

PHOTON DYNAMICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended September 30, (in thousands, except per share data)	2001	2000	1999
Revenue	$71,083	$94,757	$62,011
Cost of revenue	42,053	50,624	34,391

Gross margin	29,030	44,133	27,620
Operating expenses:
Research and development	17,122	14,196	8,147
Selling, general and administrative	18,314	16,523	15,836
Non-recurring acquisition charges	2,325	860	—
Acquired in-process research and development	1,323	—	—
Restructure charges	1,229	—	—
Amortization of intangible assets	239	—	—

Total operating expenses	40,552	31,579	23,983

Income (loss) from operations	(11,522)	12,554	3,637
Interest income and other, net	5,008	4,219	154

Income (loss) before income taxes and cumulative effect of a change in accounting principle	(6,514)	16,773	3,791
Provision for income taxes	53	3,238	673

Income (loss) before cumulative effect of a change in accounting principle	(6,567)	13,535	3,118
Cumulative effect of change in accounting principle, net of tax benefit	(6,560)	—	—

Net income (loss)	$(13,127)	$13,535	$3,118

Net income (loss) per share before cumulative effect of change in accounting principle:
Basic	$(0.50)	$1.13	$0.31
Diluted	$(0.50)	$1.04	$0.29
Loss per share from cumulative effect of change in accounting principle, net of tax benefit:
Basic	$(0.50)	—	—

Diluted	$(0.50)	—	—

Net income (loss) per share:
Basic	$(1.00)	$1.13	$0.31

Diluted	$(1.00)	$1.04	$0.29

Weighted average number of shares:
Basic	13,165	11,949	10,178
Diluted	13,165	13,050	10,909
Pro forma amounts with the change in accounting principle related to revenue recognition applied retroactively (unaudited):
Revenue	$71,083	$91,722	*
Net income (loss)	$(6,567)	$10,670	*
Net income (loss) per share:
Basic	$(0.50)	$0.89	*
Diluted	$(0.50)	$0.82	*

* Data is not determinable in sufficient detail to provide pro forma information for this year.

See accompanying notes to consolidated financial statements.

PHOTON DYNAMICS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock
(in thousands)			Accumulated Other Comprehensive Income (Loss)	Notes Receivable from Shareholders	Accumulated Deficit
	Shares	Amount				Totals
Balances at September 30, 1998	9,919	$66,565	$447	$(85)	$(45,172)	$21,755
Components of comprehensive income:
Net income	—	—	—	—	3,118	3,118
Change in unrealized loss on investments	—	—	(2)	—	—	(2)
Currency translation adjustments	—	—	409	—	—	409

Total comprehensive income						3,525

Net issuance of common stock	840	4,037	—	—	—	4,037
Repayment of notes receivable	—	—	—	85	—	85
Pooling adjustment with CR Technology, Inc.	—	—	—	—	(67)	(67)

Balances at September 30, 1999	10,759	70,602	854	—	(42,121)	29,335
Components of comprehensive income:
Net income	—	—	—	—	13,535	13,535
Change in unrealized gain on investments	—	—	13	—	—	13
Currency translation adjustments	—	—	(219)	—	—	(219)

Total comprehensive income						13,329

Net issuance of common stock	2,200	85,900	—	—	—	85,900
Stock compensation expense	—	481	—	—	—	481
Tax benefit from stock option exercises	—	2,740	—	—	—	2,740
Pooling Adjustments with IPS	—	—	—	—	15	15

Balances at September 30, 2000	12,959	159,723	648	—	(28,571)	131,800
Components of comprehensive loss:
Net loss	—	—	—	—	(13,127)	(13,127)
Change in unrealized gain on investments	—	—	124	—	—	124
Currency translation adjustments	—	—	(266)	—	—	(266)

Total comprehensive loss	—	—	—	—	—	(13,269)

Net issuance of common stock	926	24,107	—	—	—	24,107
Stock compensation expense	—	670	—	—	—	670

Balances at September 30, 2001	13,885	$184,500	$506	$—	$(41,698)	$143,308

See accompanying notes to consolidated financial statements.

PHOTON DYNAMICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended September 30, (in thousands)	2001	2000	1999
Cash flows from operating activities:
Net income (loss)	$(13,127)	$13,535	$3,118
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	2,873	1,517	1,391
Amortization	239	—	—
Acquired in-process research and development	1,323	—	—
Loss on disposal of equipment	41	14	—
Stock based compensation expense	670	536	48
Reversal of funding liability	—	(265)	(256)
Changes in assets and liabilities:
Accounts receivable	14,984	(8,121)	(6,167)
Inventories	546	(6,985)	882
Other current assets	1,404	(1,335)	(633)
Other assets	(284)	(586)	69
Accounts payable	(4,488)	3,091	209
Other current liabilities	(9,543)	7,503	2,049
Deferred revenue	428	243	240

Net cash provided by (used in) operating activities	(4,934)	9,147	950

Cash flows from investing activities:
Purchase of property and equipment	(9,191)	(2,697)	(1,017)
Investment in other assets	—	(482)	(21)
Acquisition of IRSI	(8,122)	—	—
Purchase of short-term investments	(656,321)	(261,930)	(1,500)
Redemption of short-term investments	681,885	170,519	177

Net cash provided by (used in) investing activities from continuing operations	8,251	(94,590)	(2,361)
Net cash used in investing activities from discontinued operations	—	—	(1,059)

Net cash provided by (used in) investing activities	8,251	(94,590)	(3,420)

Cash flows from financing activities:
Issuance of common stock, net	3,804	88,895	3,991
Proceeds from notes receivable to shareholders	—	—	85
Canadian government advance	—	312	209
Bank loan payment	—	(556)	—
Payment of long term debt	(50)	—	—

Net cash provided by financing activities	3,754	88,651	4,285

Effect of exchange rate changes on cash and cash equivalents	(266)	(45)	1,032
Adjustment to conform to fiscal year of CR Technology, Inc. and IPS	—	(1,735)	(116)

Net increase in cash and cash equivalents	6,805	1,428	2,731
Cash and cash equivalents at beginning of period	9,723	8,295	5,564

Cash and cash equivalents at end of period	$16,528	$9,723	$8,295

Supplemental cash flow disclosures:
Income taxes paid	$96	$582	$(232)
Interest paid	23	22	59
Supplemental non-cash financing activities disclosure:
Income tax benefit from employee stock plans	—	2,740	—
Assumed liabilities from acquisition of IRSI	5,726	—	—
Stock issued in connection with the acquisition of IRSI	19,769
Fair value of warrants assumed in connection with the acquisition of IRSI	534	—	—

See accompanying notes to consolidated financial statements.

PHOTON DYNAMICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—Summary of Significant Accounting Policies

              Description of Operations and Principles of Consolidation.    Photon Dynamics, Inc. ("Photon Dynamics" or the "Company") is a supplier of integrated yield management solutions for the flat panel display ("FPD") industry, the printed circuit board ("PCB") assembly and advanced semiconductor packaging (collectively "surface mount technology") industries and the cathode ray tube ("CRT") display and CRT glass and auto glass industries. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

              Subsidiaries of the Company are as follows:

    Kabushiki Kaisha Photon Dynamics
    Photon Dynamics Korea Inc.
    CR Technology, Inc.
    Photon Dynamics Canada Inc., formerly known as Image Processing Systems Inc.
    Intelligent Reasoning Systems, Inc.

              Basis of Presentation.    The consolidated financial statements include the accounts of Photon Dynamics and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated.

              On November 30, 1999, the Company acquired CR Technology, Inc. ("CR Technology"), a California corporation. This transaction was accounted for as a pooling of interests and accordingly, the consolidated financial statements for the years ended September 30, 1999 and 1998 were previously restated to include the financial position, results of operations and cash flows for CR Technology as if the combination has been consummated as of the beginning of the earliest period presented.

              On December 22, 2000, the Company acquired Photon Dynamics Canada Inc., formerly known as Image Processing Systems Inc. ("IPS"). This transaction was also accounted for as a pooling of interests. The historical consolidated financial statements of the Company have been restated to include the financial position, results of operations and cash flows of IPS as if the combination has been consummated as of the beginning of the earliest period presented. The financial statements of IPS were also adjusted for any difference in the generally accepted accounting principles in the United States and Canada before being combined with the consolidated financial statements of the Company. Historical operating results for the Company's fiscal years ended September 30, 2000, and 1999 have been combined with the historical operating results of IPS for the twelve months ended September 30, 2000 and for the year ended March 31, 2000, respectively. As a result, the results of operations of IPS for the six months ended March 31, 2000 have been included in both the years ended September 30, 2000 and 1999. IPS' net loss for the six months ended March 31, 2000 has been reflected as an adjustment to shareholders' equity in the accompanying financial statements during the year ended September 30, 2000.

              The unaudited results of operations of IPS for the six months ended March 31, 2000 are summarized as follows:

(in thousands)	Six Months Ended March 31, 2000 (unaudited)
Revenue	$7,050
Operating income	14
Net loss	(15)

              On July 16, 2001, the Company acquired Intelligent Reasoning Systems, Inc. ("IRSI"). This transaction was accounted for as a purchase and the consolidated financial statements include the results of operations of the IRSI from the date of acquisition.

              Management Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates made by management include the calculation of allowance for doubtful accounts and warranty provisions.

              Revenue Recognition.    Prior to fiscal 2001, for system sales under all segments, revenue was recognized when the product was shipped, risk of loss had passed to the customer and collection of the sales price was probable. This usually occurred when the product was shipped to the customer. Revenue from the sales of spare parts were recognized on shipment to customers.

              The Company changed its revenue recognition policy effective October 1, 2000 based on guidance provided in SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable and collectibility is reasonably assured.

              Certain of the Company's product sales in its FPD and CRT display and glass inspection product segments are accounted for as multiple-element arrangements. If the Company has met defined customer acceptance experience levels with the specific type of equipment, the Company recognizes revenue for a portion of the total contract price due and billable upon shipment, with the remainder recognized as revenue when it becomes due (generally upon acceptance). All other product sales with the customer acceptance provisions are recognized upon customer acceptance. Revenue from the sale of the Company's surface mount technology products is generally recognized upon shipment, as such product sales are not subject to customer acceptance holdbacks. Revenue from the sale of spare parts is recognized upon shipment. The adoption of SAB 101 had no impact on the revenue recognition policy for the sale of spare parts or surface mount technology products.

              In accordance with guidance provided in SAB 101, the Company recorded a non-cash charge of $6.6 million, or $0.50 per share, to reflect the cumulative effect of the accounting change as of the beginning of the fiscal year ended September 30, 2001. The decrease to net income before the effect of the accounting change as a result of the adoption of SAB 101 was a decrease of $2.9 million or $0.22 per share for fiscal 2001.

              The deferred revenue balance as of October 1, 2000 was $8.4 million. This amount is comprised of final holdback amounts of 10-20% on equipment that was shipped for which final installation and acceptance had not occurred as of October 1, 2000. Of this amount, $3.5 million was recognized as revenue in fiscal 2001. The pro forma amounts presented in the income statement were calculated assuming the accounting change was retroactively applied to prior periods.

              The Company's products are generally subject to warranty and such estimated costs are provided for in costs of sales when product revenue is recognized. Installation and other services are not essential to the functionality of the products as these services do not alter the product capabilities, do not require specialized skills or tools and can be performed by other vendors.

              Concentration of Credit and Other Risks.    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of short-term investments and accounts receivable.

              The Company invests excess cash in securities that the Company believes bear minimal risk. These investments are of a short-term nature and include investments in auction rate preferred securities, commercial paper and government and corporate debt securities. The Company has not experienced any losses due to institutional failure or bankruptcy.

              A majority of the Company's principle customers are located in Asia, primarily Japan, Taiwan, China and Korea, and in Europe. Therefore, the Company's sales to these countries may be adversely affected by the overall health of these economies, including the effects of currency exchange rate fluctuations. The Company generally sells its products to its surface mount technology product customers on net-30 day terms. For the Company's FPD, CRT display and glass product customers its terms are typically 80% to 90% of payment due upon shipment with the remaining amount due upon final acceptance. For sales to some of its customers in certain geographic regions, the Company requires letters of credit or substantial deposits prior to product shipments to such customers. However, the Company generally does not require collateral for most of its trade accounts receivable. The Company believes its credit evaluation and monitoring mitigates its credit risk.

              The Company's products include certain equipment that are currently single-sourced. The Company believes that other vendors would be able to provide similar equipment, however, the qualification of such vendors may require start-up time. In order to mitigate any adverse impacts from a disruption of supply, the Company attempts to maintain an adequate supply of critical single-sourced equipment.

              Cash Equivalents and Short-Term Investments.    Cash equivalents consist of highly liquid investments with insignificant interest rate risk and have original maturity dates of three months or less from the date of acquisition. Short-term investments include marketable securities with maturities less than one year from the date of acquisition. The Company has classified all securities as available-for-sale as of the balance sheet dates. The cost and fair value of securities are based on the specific identification method. Investments classified as available-for-sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as a separate component of comprehensive income (loss) until realized.

              Fair Value of Financial Instruments.    The amounts reported as short-term investments reasonably estimate fair value. The fair value of the Company's cash, cash equivalents, accounts receivable, accounts payable and other current liabilities approximates the carrying amount due to the relatively short maturity of these items.

              Inventories.    Inventories are stated at the lower of cost (first-in, first-out basis) or market.

              Land, Property and Equipment.    Land, property and equipment are recorded at cost. Depreciation of property and equipment is principally based on the straight-line method over the estimated useful lives of the assets which ranges from three to five years. No depreciation is recorded for land. The shorter of the life of the lease or the useful life is used for the amortization of leasehold improvements.

              Warranty.    The Company generally provides a limited warranty on its systems for a period of one year from shipment. A provision for the estimated cost of warranty is recorded when the revenue is recognized.

              Shipping Costs.    The Company's shipping and handling costs are included under cost of sales for all periods presented.

              Advertising.    Advertising costs are expensed as incurred. Advertising expense was $176,000, $93,000 and $122,000 for fiscal 2001, 2000 and 1999, respectively.

              Income Taxes.    The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes ("FAS 109"), which requires the use of the liability method in accounting for income taxes. Under FAS 109, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when differences are expected to reverse.

              Foreign Currency.    The functional currencies of the Company's foreign subsidiaries are their respective local currencies. Accordingly, all assets and liabilities of the foreign operations are translated to U.S. dollars at current period end exchange rates, and revenues and expenses are translated to U.S. dollars using weighted average exchange rates in effect during the period. The gains and losses from foreign currency translation of these subsidiaries' financial statements are recorded directly into a separate component of shareholders' equity. Currency transaction gains and losses have been included in the Company's results of operations.

              Comprehensive Income (Loss).    The Company has adopted the provisions of Statement of Accounting Standards No. 130 Reporting Comprehensive Income ("FAS 130"). FAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments, be reported in the consolidated financial statements. As a result, the Company has reported comprehensive income (loss) within the accompanying Consolidated Statements Of Shareholders' Equity.

              Goodwill and Intangible Assets.    In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets ("FAS 141" and "FAS 142", respectively). FAS 141 supercedes APB Opinion No. 16, Business Combinations, and eliminates the pooling-of-interests method of accounting for business combinations, thus requiring the purchase method of accounting for all business combinations initiated after June 30, 2001. FAS 141 also changes the criteria for recognizing intangible assets apart from goodwill and states the following criteria should be considered in determining the recognition of intangible assets: (1) the intangible asset arises from contractual or other rights, or (2) the intangible asset is separable or divisible from the acquired entity and capable of being sold, transferred, licensed, returned or exchanged. The Company has adopted the provisions of FAS 141, the results of which are reflected in the accompanying consolidated financial statements.

              FAS 142 supercedes APB Opinion No 17, Intangible Assets, and requires goodwill and other intangible assets that have an indefinite useful life to no longer be amortized; however these assets must be reviewed at least annually for impairment. The Company has adopted the provision of FAS 142, which had no impact on the Company's financial position or results of operations. The Company amoritizes separately identifiable intangible assets with finite useful lives over periods ranging from three to five years.

              Stock-Based Compensation Plans.    In accordance with the provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation ("FAS 123"), the Company accounts for its stock-based employee compensation plans in accordance with the provisions of APB Opinion No. 25, Accounting For Stock Issued to Employees. The Company provides additional pro forma disclosures as required by FAS 123. (see Note 8)

              Net Income Per Share.    The Company computes its earnings per share under the provisions of FASB Statement No. 128, Earnings Per Share. Basic earnings per share is calculated using the weighted average number of shares of common stock outstanding. Diluted earnings per share is computed in the same manner and also gives effect to all dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of stock options issued to employees under employee stock option plans and warrants. (see Note 12)

              Segment Information.    FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information ("FAS 131"), establishes standards for the reporting of financial and descriptive information about operating segments in financial statements. The Chief Executive Officer has been identified as Chief Operating Decision Maker ("CODM") because he has final authority over resource allocation decisions and performance assessment. The CODM allocates resources to each segment based on their business prospects, competitive factors, revenue and operating results. The Company operates under three reportable segments. (see Note 11)

              Recent Accounting Pronouncements.    In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Impairment of long-lived Assets ("FAS 144"). FAS 144 supercedes Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of long-lived Assets and for long-lived Assets to be disposed of ("FAS 121"). FAS 144 retains the requirements of FAS 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. FAS 144 removes goodwill from its scope. FAS 144 is applicable to financial statements issued for fiscal years beginning after December 15, 2001, or for the Company's fiscal year ended September 30, 2003. The adoption of FAS 144 is not expected to have any material adverse impact on the Company's financial position or results of its operations.

NOTE 2—Balance Sheet Components

September 30, (in thousands)	2001	2000
Inventories:
Raw materials	$9,686	$9,025
Work-in-process	3,493	7,311
Finished goods	2,828	187

Total	$16,007	$16,523

Land, property and equipment:
Land and building	$6,000	$—
Equipment	14,242	8,317
Office furniture and fixtures	2,044	1,214
Leasehold improvements	2,485	1,895

	24,771	11,426
Less: accumulated depreciation and amortization	(10,725)	(7,315)

Total	$14,046	$4,111

Other current liabilities:
Warranty	$2,760	$3,609
Compensation	3,160	3,540
Commissions	694	1,463
Acquisition charges	451	2,670
Income taxes	494	284
Other accrued expenses	802	2,773

Total	$8,361	$14,339

NOTE 3—Acquisitions

              In July 2001, the Company completed the acquisition of Intelligent Reasoning Systems, Inc. ("IRSI"). IRSI is a designer and seller of automated optical inspection ("AOI") systems based on its proprietary adaptive knowledge-based technology. In connection with the acquisition, the Company issued 699,010 shares of its common stock, valued at $19.8 million at closing, made payments of approximately $1.4 million related to costs of the transaction, assumed a warrant, fair valued at $534,000, which upon closing of the acquisition and pursuant to the terms therein, became exercisable for 28,766 shares of the Company's common stock and assumed $12.3 million in liabilities. Of the assumed liabilities the Company repaid $6.7 million immediately upon completion of the acquisition. Total cash paid for the acquisition, including costs of the transaction and repayments of assumed liabilities, amounted to $8.1 million.

              The acquisition agreement established an escrow account until July 16, 2002 of 127,164 shares of the Company's common stock which will secure the rights to indemnification and reimbursement of the Company should IRSI breach any of their representations and warranties under the acquisition agreement.

              The identifiable assets acquired primarily included accounts receivable, inventory and fixed assets. Liabilities assumed principally included short and long term debt, accounts payable and accrued liabilities.

              The acquisition was accounted for under the purchase method of accounting. The purchase price was allocated by the Company based on available information with respect to the fair value of the assets acquired and liabilities assumed as follows:

(in thousands)
Acquired core technology	$3,247
Acquired developed technology	1,494
Acquired in-process research and development	1,323
Goodwill	22,724
Net book value of acquired assets and liabilities which approximates fair value	5,363

$34,151

              To determine the value of the developed and core technologies, the expected future cash flow attributed to all existing technology was discounted, taking into account risks related to the characteristics and application of the technology, existing and future markets and assessments of the life cycle stage of the technology. These assets are being amortized over a three to five year life, with accumulated amortization of $239,000 as of September 30, 2001.

              The value of the in-process research and development was determined based on the expected cash flow attributed to the in-process projects, taking into account revenue that is attributable to previously developed technology, the level of effort to date in the in-process research and development, the percentage of completion of the project and the level of risk associated with the in-process technology. The projects identified as in-process are those that were underway at the time of the acquisition and that will, after the applicable closing date, require additional effort in order to establish technological feasibility. These projects have identifiable technological risk factors that indicate that even though successful completion is expected, it is not assured. This analysis of research and development activities in process at the time of acquisition resulted in a valuation of approximately $1.3 million. The value of in-process research and development was charged to the Company's results of operations at the time of the acquisition.

              The following pro-forma information presents the results of continuing operations of the Company for the years ended September 30, 2001 and 2000 as if IRSI has been acquired as of October 1, 2000 and 1999, respectively. The pro-forma information does not purport to be indicative of what would have occurred had the acquisition been made as of these dates or of results that may occur in the future.

              The pro forma results exclude nonrecurring charges, such as the write-off of purchased in-process research and development, which resulted directly from this transaction. The unaudited pro forma information is as follows:

	Unaudited
Year ended September 30, (in thousands, except per share data)
	2001	2000
Total revenues	$78,554	$98,673
Net loss	(23,809)	(666)
Pro forma loss per share from continuing operations:
Basic	$(1.74)	$(0.05)
Diluted	$(1.74)	$(0.05)

              In December 2000, the Company acquired Photon Dynamics Canada Inc., formerly known as Image Processing Systems Inc. ("IPS"), in exchange for approximately 1,139,000 shares of its common stock with the acquisition accounted for as a pooling of interests. IPS shareholders received 0.0447 exchangeable shares for each common share of IPS held that can be exchanged into Photon Dynamics' common stock on a one-for-one basis at any time within 5 years. In addition, all outstanding IPS stock options were converted at the common stock exchange ratio into options to purchase Photon Dynamics' common stock. The Company incurred $2.3 million in acquisition related charges consisting primarily of legal, accounting and integration fees.

              In November 1999, the Company acquired CR Technology, Inc. ("CR Technology") in exchange for approximately 1,835,000 shares of its common stock with the acquisition accounted for as a pooling of interests. CR Technology shareholders received 1.203343 shares of Photon Dynamics' common stock for each share of CR Technology common stock. In addition, all outstanding CR Technology stock options under the 1983 and 1991 stock option plans ("CR Technology Plans") were converted at the common stock exchange ratio into options to purchase Photon Dynamics' common stock. The Company incurred $860,000 in professional fees consisting of legal, accounting and investment banking fees.

              The following presents certain statement of operations data of the Company, IPS and CR Technology for the periods prior to the acquisitions:

Year ended September 30, (in thousands)	2001	2000	1999
Revenue:
Photon Dynamics	$71,083	$82,234	$31,562
Image Processing Systems	—	12,523	16,580
CR Technology	—	—	13,869

Consolidated revenue	$71,083	$94,757	$62,011

Net income (loss):
Photon Dynamics	$(13,127)	$14,753	$1,170
Image Processing Systems	—	(1,218)	845
CR Technology	—	—	1,103

Consolidated net income (loss)	$(13,127)	$13,535	$3,118

NOTE 4—Restructure Charges

              During the fourth quarter of fiscal 2001, the Company implemented a restructuring plan (the "Restructuring Plan") to control spending and reduced its workforce by 69 employees. Prior to the date of the financial statements, management approved and implemented the Restructuring Plan and determined the benefits that would be offered to the employees being terminated. The benefits package was explained in sufficient detail such that each affected employee was able to determine the type and amount of benefits he or she was entitled to receive. The reductions occurred primarily in manufacturing and operational locations in North America. The Company recorded a restructuring charge in the fourth quarter of fiscal 2001 of $1.2 million for employee-related costs and other expenses. Of this amount, none was paid before September 30, 2001 and there were no adjustments to the liability. All of the affected employees were notified of their termination prior to the date of the financial statements. Management expects to complete most payments under the Restructuring Plan by the end of the second quarter of fiscal 2002 except for contract employment payments.

NOTE 5—Line of Credit

              In March 2000, the Company entered into a $4.0 million bank line of credit ("line of credit") which had an initial term of one year, and expired in March 2001. The Company renegotiated the terms of the line of credit and extended the term of the facility until March 2002. This line of credit is secured by substantially all of the Company's assets and contains certain financial and other covenants. The Company has agreed not to pay any dividends in conjunction with maintaining this line of credit.

              The credit facility bears interest at the bank's prime rate (6.00% at September 30, 2001). At September 30, 2001, no amounts were outstanding under the line of credit. The Company was not in compliance with certain bank covenants as of September 30, 2001 and obtained the requisite waivers from the bank.

NOTE 6—Short-Term Investments

              The following table presents the estimated fair value of the Company's investments:

Year ended September 30, (in thousands)	2001	2000
Government securities	$21,113	$7,520
Auction rate preferred securities	40,885	58,830
Commercial paper and corporate debt securities	5,565	26,653

Amounts included in short-term investments	$67,563	$93,003

              Net unrealized gains as of September 30, 2001 were $107,000, while net unrealized losses as of September 30, 2000 were $16,000.

NOTE 7—Income Taxes

              The provision for income taxes consists of the following:

Year ended September 30, (in thousands)	2001	2000	1999
Current:
Federal	$—	$3,199	$111
State	—	2	151
Foreign	53	37	71
Deferred:
Federal	—	—	340

Provision for income taxes	$53	$3,238	$673

              Income (loss) before income taxes consists of the following:

Year ended September 30, (in thousands)	2001	2000	1999
Domestic	$(1,859)	$17,991	$2,946
Foreign	(4,655)	(1,218)	845

Income (loss) before income taxes	$(6,514)	$16,773	$3,791

              The significant components of the Company's deferred income tax assets are as follows:

September 30, (in thousands)	2001	2000
Deferred tax assets:
Net operating loss carryforwards	$18,518	$2,496
Research credit carryforwards	5,705	2,549
Canadian research and development expenditures	2,351	2,093
Capitalized research costs	—	432
Inventory writedowns	1,773	1,591
Depreciation	801	455
Bad debt reserve	676	1,583
Expenses not currently deductible	2,395	1,851
SAB 101	2,450	—
Other individually immaterial items	—	303

Total deferred tax assets	34,669	13,353
Valuation allowance	(34,669)	(13,353)

Net deferred tax assets	—	—

Deferred tax liabilities	—	—

Total net deferred tax assets	$—	$—

              The valuation allowance increased by approximately $21.3 million and $500,000 in fiscal 2001 and 2000, respectively. As of September 30, 2001, approximately $7.9 million of the valuation allowance is related to the benefits of stock option deductions, which will be credited to paid-in capital when realized.

              As of September 30, 2001, the Company has federal net operating loss carryforwards of approximately $48.0 million. The Company also has federal and state research and development tax credit carryforwards of $3.3 million and $2.4 million, respectively, as of September 30, 2001. The domestic net operating loss and credit carryforwards will expire at various times beginning in fiscal 2002, if not utilized.

              The Company has cumulative foreign loss carryforwards for Canadian income tax purposes of approximately $3.8 million. These tax losses will expire at various times beginning in fiscal 2002, if not utilized.

              The Company has cumulative Canadian scientific research and development expenditures ("SR&D") available for deduction in future years of approximately $5.2 million. These deductible SR&D can be carried forward to reduce future Canadian taxable income indefinitely.

              Under certain provisions of the Internal Revenue Code of 1986, as amended, the availability of the Company's domestic net operating loss and tax credit carryforwards may be subject to limitation if it should be determined that there has been a change in ownership of more than 50% of the value of the Company's stock. Such determination could limit the utilization of net operating loss and tax credit carryforwards.

              The reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows:

Year ended September 30, (in thousands)	2001	2000	1999
Expected provision (benefit) at federal statutory rate	$(2,280)	$5,871	$1,327
Alternative minimum taxes	—	—	66
State income taxes	—	2	151
Foreign tax rate greater than U.S. tax rate	(123)	(108)	81
Losses (benefited)/not benefited	2,456	(2,303)	(757)
Other individually immaterial items	—	(224)	(195)

	$53	$3,238	$673

              Deferred tax assets reflect net operating loss and credit carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

NOTE 8—Shareholders' Equity and Employee Benefits

              Common Stock.    In February 2000, the Company completed a public offering of 2,000,000 shares of its common stock at a price of $55.00 per share. Approximately 1,321,000 shares were sold by the Company and approximately 679,000 shares were sold by a shareholder of the Company. Proceeds of approximately $68.0 million, net of issuance costs, were received from the offering. In March 2000, the Company received additional proceeds of approximately $15.6 million from the sale of an additional 300,000 shares of its common stock as a result of the underwriters exercising their over-allotment option.

              Warrants.    On December 17, 1999, in connection with a private placement, Photon Dynamics Canada Inc., formerly known as Image Processing Systems Inc. ("IPS"), issued 4,761,905 special warrants to investors at a price of $1.05 (Canadian dollars) each. On March 24, 2000, all special warrants were automatically exchanged for an equal number of IPS common shares. The underwriting agent received an option to purchase 476,191 shares of IPS common stock at an exercise price of $1.18 (Canadian dollars) per share. This option expires on December 17, 2001, and has not been exercised as of September 30, 2001. Upon acquisition of IPS by Photon Dynamics, the underwriters' option was converted into an option to purchase 21,285 exchangeable shares of IPS at an exercise price of $26.40 per share which are convertible into Photon Dynamics common shares on a one to one ratio.

              In connection with the acquisition of IRSI in July 2001, the Company assumed the terms of a warrant originally issued by IRSI to Leader Technologies Ltd. The original terms of the warrant provided the holder with the right to purchase 1,300,000 shares of Series E Preferred Stock of IRSI at a purchase price of $1.20 per share. Upon the closing of the acquisition and pursuant to the terms therein, the warrant became exercisable for 28,766 shares of the Company's common stock at a purchase price of $54.23 per share. The warrant terminates on March 1, 2005.

              Stock Option Plans.    Under the Company's 1987, 1995 and 2001 stock option plans and the CR Technology Plans, the Board of Directors may, at its discretion, grant incentive or non-qualified stock options to employees, officers, directors and consultants at prices no less than 100% of the fair market value of shares at the date of grant. The plans also permit the grant of stock bonus awards to qualified individuals. Options generally vest in 50 equal installments commencing from the date of grant and expire ten years after the options are granted.

              On November 27, 1998, employees of the Company, excluding members of the Board of Directors, holding options with exercise prices of $5.00 or higher were granted the opportunity to surrender those options and replace them with new options having an exercise price of $4.50, the closing market price of the Company's common stock on that date, and begin a new vesting schedule from the date of grant. A total of 431,833 options were surrendered in exchange for 353,464 new options.

              In connection with the Company's acquisition of CR Technology in November 1999, 104,500 options granted under the CR Technology Plans were converted into 125,742 options to purchase shares of the Company's common stock at an average converted exercise price of $0.26. The options are exercisable in four equal annual installments commencing one year from the date of grant and expire ten years from the original date of grant.

              In connection with the Company's acquisition of IPS in December 2000, 2,828,210 options granted under IPS' option plan were converted into 126,421 options to purchase shares of the Company's common stock at an average converted exercise price of $17.28 per share. These options are exercisable generally over a three year period with vesting that begins either immediately or after one year. All options granted expire five years after the original date of grant.

              Series A1 Preferred Stock.    In connection with the Company's acquisition of IPS in December 2000, one share of the Company's series A1 preferred stock (the "Special Voting Share") was issued to a trustee for the benefit of the holders of IPS exchangeable preferred stock. With respect to all meetings of the Company's shareholders, the Special Voting Share has the right to vote together with the common stock, and the holder of the Special Voting Share is entitled to the number of votes equal to the number of shares of IPS exchangeable preferred stock outstanding as of the record date for such meeting. Each holder of IPS exchangeable preferred stock is entitled to instruct the trustee to exercise one of the votes attached to the Special Voting Share for each share of the IPS exchangeable preferred stock held by such holder. The Special Voting Share does not convert into common stock or any other stock of the Company and does not have any liquidation or dividend rights. A nominal value was paid to the Company in consideration for the Special Voting Share.

              The activity under the Company's option plans is as follows:

	Available For Grant	Options Outstanding	Weighted- Average Exercise Price
Balances at September 30, 1998	484,319	1,323,426	$4.89
Additional shares reserved	230,000	—	—
Options granted	(809,795)	809,795	5.86
Options canceled/expired	548,951	(548,951)	6.59
Options exercised	—	(299,825)	2.13

Balances at September 30, 1999	453,475	1,284,445	5.43
Additional shares reserved	350,000	—	—
Options granted	(614,039)	614,039	36.97
Options canceled/expired	78,833	(78,833)	19.71
Options exercised	—	(448,622)	3.25

Balances at September 30, 2000	268,269	1,371,029	19.50
Additional shares reserved	900,000	—	—
Options granted	(1,069,228)	1,069,228	20.94
Options canceled/expired	260,991	(260,911)	28.40
Options exercised	—	(217,537)	12.98

Balances at September 30, 2001	360,032	1,961,809	$19.74

              The following table summarizes information about stock options outstanding (including CR Technology and IPS on an equivalent basis) as of September 30, 2001:

Options Outstanding
	Number of Shares Outstanding at September 30, 2001			Options Vested and Exercisable
Range of Exercise Price		Weighted-Average Remaining Contract Life (in years)	Weighted-Average Exercise Price at September 30, 2001	Number Vested and Exercisable	Weighted-Average Exercise Price at September 30, 2001
$0.17 - $ 4.50	407,934	6.77	$3.71	348,980	$3.65
4.63 - 14.87	230,157	6.65	9.89	115,618	9.65
16.88 - 16.88	359,686	9.27	16.88	55,743	16.88
18.06 - 26.05	367,683	8.83	20.48	85,524	21.76
27.23 - 30.91	304,360	9.51	27.84	11,608	27.97
33.12 - 47.31	267,999	8.26	42.74	107,119	41.87
59.00 - 59.00	23,990	8.74	59.00	9,154	59.00

$0.17 - $59.00	1,961,809	8.25	$19.74	733,746	$14.36

              The weighted average fair value of options granted in fiscal 2001, 2000 and 1999 was $13.83, $22.62 and $2.66, respectively. Options exercisable were 733,746, 480,964 and 530,883 as of September 30, 2001, 2000 and 1999, respectively.

              Employee Purchase Plan.    The Company's employee stock purchase plan provides that eligible employees may contribute up to 10% of their base earnings, through accumulated payroll deductions, toward the semi-annual purchase of the Company's common stock. Participants purchase shares on the last day of each offering period. The price at which shares are purchased is equal to 85% of the lower of the fair market value of a share of common stock on the first day of the two-year offering period or the purchase date. Compensation expense of $481,000 was recorded in fiscal 2000 in connection with the plan. In fiscal 2001, 2000 and 1999, employees purchased 41,892, 98,019 and 121,876 shares, respectively. At September 30, 2001, 326,341 shares were reserved and available for issuance under the plan. The weighted-average fair value of shares issued in fiscal 2001, 2000 and 1999 were $19.32, $3.57 and $1.86, respectively.

              Pro Forma Net Income and Net Income Per Share.    Pro forma information regarding net income and net income per share is required by FAS 123 and has been determined as if the Company had accounted for its employee stock purchase plan and employee stock options granted subsequent to September 30, 1995 under the fair value method of FAS 123. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model for the multiple option approach with the following weighted-average assumptions:

Year ended September 30,	2001	2000	1999
Stock option plan:
Expected stock price volatility	1.02	0.94	0.80
Risk free interest rate	4.55%	6.15%	4.73%
Expected life of options (years)	3	3	2
Stock purchase plan:
Expected stock price volatility	1.02	0.81	0.80
Risk free interest rate	4.85%	5.36%	5.31%
Expected life of plan (years)	2	2	2

              The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock option and employee stock purchase plans have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of such Company options.

              For purposes of pro forma disclosures required by FAS 123, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information for the years ended September 30, 2001, 2000 and 1999 is as follows:

Year ended September 30, (in thousands, except per share data)	2001	2000	1999
Pro forma net income (loss)	$(20,226)	$8,650	$1,481
Pro forma net income (loss) per share:
Basic	$(1.55)	$0.72	$0.15
Diluted	$(1.55)	$0.66	$0.14

              Other Employee Benefits Plans.    The Company has a retirement savings plan that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Beginning in fiscal 2000, the Company matched 50% on the first 7% (maximum of $3,500 per year) of an eligible employee's contribution. The total charge to operations under the 401(k) program was $389,000, $245,000 and nothing in fiscal 2001, 2000 and 1999, respectively.

              Shares Reserved.    The Company has reserved shares of common stock for future issuance as follows:

September 30, 2001
Stock options outstanding	1,961,809
Stock options, available for grant	360,032
Shares for employee stock purchase plan	326,341
Warrants	50,051

Total	2,698,233

NOTE 9—Legal Proceedings

              The Company and certain of its directors and officers have been named as defendants in a lawsuit captioned Amtower v. Photon Dynamics, Inc., No. CV797876, filed on April 30, 2001 in the Superior Court of the State of California, County of Santa Clara. The plaintiff in this action has purported to assert several causes of action under state law arising out of the alleged misrepresentation and enforcement of the Company's insider trading policy and is seeking damages of approximately $17.7 million. While the Company intends to vigorously contest this action, it cannot predict the outcome of this litigation. The Company believes that an adverse determination in this litigation would not have a material adverse effect on its financial condition or results of operation.

NOTE 10—Commitments and Contingencies

              The Company leases certain of its San Jose, California facilities under a non-cancelable operating lease that expires at various times through fiscal 2006, with renewal options at fair market value for an additional five-year period. The Company leases its Aliso Viejo, California facilities under a non-cancelable operating lease that expires at various times through fiscal 2004, with renewal options at fair market value for an additional five-year period. The Company leases its Markham, Ontario (Canada) facilities under a non-cancelable operating lease that expires at various times through fiscal 2004, with renewal options at fair market value for an additional five-year period. The Company leases its Austin, Texas facility under non-cancelable operating leases that expires at various times through fiscal 2005, with renewal options at fair market value for an additional five-year period. The Company also leases equipment under operating leases.

              Total rent expense under all operating leases was $1.6 million, $1.3 million and $1.2 million for the years ended September 30, 2001, 2000 and 1999, respectively.

              Future minimum lease commitments under operating leases at September 30, 2001 are $2.5 million, $2.5 million, $2.6 million, $2.3 million, and $1.9 million in fiscal 2002 through 2006, respectively.

NOTE 11—Segment Reporting and Geographic Information

              During the first quarter of fiscal 2001, the Company changed the structure of its internal organization following the acquisition of IPS that became effective on the close of business December 22, 2000.

              The Company conducts business in three operating segments: flat panel display ("FPD") products, printed circuit board ("PCB") assembly and advanced semiconductor packaging inspection products (collectively, "surface mount technology products") and cathode ray tube ("CRT") display and glass inspection products. The Company's FPD products include test, repair and inspection equipment. The Company's FPD test and inspection equipment identifies and characterizes defects at early stages of the manufacturing process so that the panels may be repaired before the next stage, or, if necessary, discarded, minimizing the loss of time and materials. The Company's FPD products gather comprehensive data that enable FPD manufacturers to control and refine their manufacturing processes. The Company's surface mount technology products enable PCB assembly and advanced semiconductor packaging manufacturers to detect and identify defects, thereby increasing yields and quality and reducing costs. The Company's CRT display and glass inspection products allow CRT display manufacturers to locate and characterize defects and glass manufacturers to detect and identify defects such as scratches, pits, bubbles, stones, inclusions and distortions, thereby increasing yields and quality and reducing costs.

              Prior to the acquisition of IPS in December 2000, the Company operated in the FPD and surface mount technology product segments. The Company's management has determined the operating segments based upon the manner in which the business is managed and operated. There are no significant intersegment sales or transfers. The Company's principal customers are primarily Asian-based FPD and CRT display manufacturers.

              The Company sells its products for the FPD industry directly to customers in Korea and Taiwan and through a value-added reseller, Ishikawajima-Harima Heavy Industries Co., Ltd. ("IHI"), in Japan. The Company sells its products for the CRT display and glass industries directly except in Japan where a sales representative is used. The Company sells its products for the surface mount technology industry primarily through sales representatives.

              The Company's operating segments consist of the following:

(in thousands)	FPD Products	Surface Mount Technology Products	CRT Display and Glass Products	Totals
Year ended September 30, 2001:
Revenue from external customers	$38,319	$18,107	$14,657	$71,083
Income (loss) from operations	(7,304)	(2,126)	(2,092)	(11,522)
Identifiable assets	109,537	41,920	7,178	158,635
Long-lived assets	9,983	2,462	1,601	14,046
In process research and development	—	1,323	—	1,323
Restructure charges	976	—	253	1,229
Amortization of intangibles	—	239	—	239
Year ended September 30, 2000:
Revenue from external customers	64,221	18,013	12,523	94,757
Income (loss) from operations	11,994	1,822	(1,262)	12,554
Identifiable assets	134,859	9,698	10,497	155,054
Long-lived assets	2,402	166	1,543	4,111
Year ended September 30, 1999:
Revenue from external customers	31,562	13,869	16,580	62,011
Income (loss) from operations	1,180	1,595	862	3,637
Identifiable assets	25,288	6,779	10,824	42,891
Long-lived assets	1,692	125	1,584	3,401

              Long-lived assets by geographical area as follows:

Year ended September 30, (in thousands)	2001	2000	1999
United States	$12,333	$2,549	$1,813
Canada	1,601	1,543	1,584
Other	112	19	4

Total	$14,046	$4,111	$3,401

              Sales to individual unaffiliated customers in excess of 10% of total revenue were as follows:

Year ended September 30, (percent of revenue)	2001	2000	1999
Quanta Display Inc.	14%	—	—
LG Philips LCD Co., Ltd.	14%	25%	17%
IHI	13%	—	13%
Unipac Optoelectronics Corporation	—	12%	—
Hyundai Electronics Industries Co., LTD	—	11%	—
Samsung America, Inc.	—	11%	11%

              The following is a summary of revenue by geographic area based on location where the product was shipped:

Year ended September 30, (in thousands)	2001	2000	1999
Revenue:
Taiwan	$19,880	$16,632	$11,529
United States	15,275	17,480	13,904
Korea	13,076	40,576	17,809
Japan	9,357	6,649	8,648
China	7,243	6,968	4,789
Europe	2,834	2,308	3,190
Canada	2,124	2,759	287
Other	1,294	1,385	1,855

Total	$71,083	$94,757	$62,011

NOTE 12—Net Income Per Share

              The following table sets forth the computation of basic and diluted net income (loss) per share:

Year ended September 30, (in thousand, except per share data)	2001	2000	1999
Numerator:
Net income (loss) for basic and diluted earnings per share	$(13,127)	$13,535	$3,118
Denominator:
Weighted average shares for basic earnings per share	13,165	11,949	10,178
Effect of dilutive securities:
Employee stock options	—	1,037	617
Warrants	—	64	114

Weighted average shares for diluted earnings per share	13,165 (1)	13,050	10,909

Basic net income (loss) per share	$(1.00)	$1.13	$0.31
Diluted net income (loss) per share	$(1.00)	$1.04	$0.29

(1) The effect of dilutive securities of 785,000 shares from employee stock options and warrants was not included in the computation of diluted earnings per share as the effect is antidilutive.

NOTE 13—Related Party Transactions

              During fiscal 1999, the Company sold $4.9 million of its FPD products to LG Philips LCD Co., Ltd. ("LG"). At September 30, 2001, 2000 and 1999, LG owned less than 1% of the Company's common stock.

              Photon Dynamics Canada Inc., formerly known as Image Processing Systems Inc. ("IPS"), incurred costs relating to recruiting and temporary personnel services of $24,000 in the year ended September 30, 1999 which were provided by a party related to the former president of IPS. A company partially owned by a former officer of IPS provided investor relations services to IPS. Fees paid were $40,000 and $38,000 for each of the years ended September 30, 2000 and 1999, respectively. These related party transactions were effected at or below market related rates.

              A full recourse loan in the amount of $250,000, secured by shares of the Company stock held by the individual, was due from an officer of the Company as of September 30, 2001. IPS had loans due from directors and officers of $86,000 and $122,000 as of September 30, 2000 and 1999, respectively and from employees of $4,000 and $12,000 as of September 30, 2000 and 1999, respectively. These loans were made pursuant to employment agreements or other terms of employment and the IPS loans were no longer outstanding as of September 30, 2001.

NOTE 14—Government Advances to Photon Dynamics Canada Inc., a Wholly-owned Subsidiary

              A liability of $267,000 representing the balance of funding received from Industry, Science and Technology Canada under a non-interest bearing loan made to finance certain project expenditures was cancelled during the year ended September 30, 1999 pursuant to a termination agreement between IPS and the Minister of Industry, as all terms of funding were satisfied. The $267,000 was recorded as a reduction in engineering, research and development expenses during the year ended September 30, 1999.

              IPS entered into two Industrial Research Assistance Programs ("IRAP") during the year ended September 30, 1999 with the National Research Council of Canada ("NRC"). One program was for pre-commercialization assistance in the development of glass inspection technology. Under this agreement, the NRC agreed to contribute up to a maximum of $341,000 over the period July 1, 1999 to December 31, 2000. Photon Dynamics Canada, Inc. will repay the NRC based on a percentage of gross revenue earned, on a quarterly basis, beginning on October 1, 2002 and up to and including July 1, 2004. The amount repayable to NRC is capped at 150% of the contribution amount. Photon Dynamics Canada, Inc. received nothing, $128,000 and $201,000 in fiscal year 2001, 2000 and 1999, respectively. As of September 30, 2001 no payments have been made on this liability, which has been classified as long-term debt.

              The second program is related to assistance in the form of a non-repayable grant to a maximum of $133,000. The Company received $5,000 and $128,000 in fiscal 2001 and 2000. All amounts received through this program were taken as a reduction to research and development expenses.

              In fiscal 2001 the Company entered into an additional funding agreement with the NRC for the amount of $129,000. This contribution is a non-repayable grant. The Company received $17,000 in fiscal 2001, which was taken as a reduction to research and development expenses.

NOTE 15—Quarterly Consolidated Results of Operations (Unaudited)

              The Company accounted for the acquisitions of CR Technology, Inc. and IPS as pooling of interests for accounting purposes. All previously reported amounts have been restated to reflect the effect of the pooling. The Company accounted for the acquisition of IRSI on July 16, 2001 as a purchase and financial information has been included in the consolidated financial statements from this date forward.

              In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). The SEC addresses several issues in SAB No. 101, including the timing for recognizing revenue derived from selling arrangements that involve contractual customer acceptance provisions and installation of the product if these events occur after shipment and transfer of title. The Company's previous revenue recognition policy was to recognize revenue at the time the customer takes title to the product, generally at the time of shipment, because the Company has always met its installation obligations and obtained customer acceptance. In October 2000, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements—Frequently Asked questions and Answers ("SAB 101 FAQ"). SAB 101 FAQ was issued to clarify many of the implementation questions surrounding SAB 101. The Company recorded a non-cash charge of $6.6 million, or $0.50 per share in fiscal 2001, to reflect the cumulative effect of the accounting change as of the beginning of fiscal 2001. The decrease to net income before the cumulative effect of the accounting change as a result of the adoption of SAB 101 was a decrease of $2.9 million or $0.22 per diluted share for fiscal 2001. The Company's revenue recognition policies are disclosed in Note 1.

              The Company has included the following information below to demonstrate the effect on the fiscal quarters ending December 31, 2000, March 31, 2001 and June 30, 2001 as if the provisions of SAB 101 had been applied as of the beginning of fiscal year 2001:

	1st Quarter through 3rd Quarter of Fiscal 2001 (Restated)			4th Quarter 2001 (As reported)
(in thousands, except per share data)	December 31 2000	March 31 2001	June 30 2001	September 30 2001
Revenue	$23,869	$23,385	$13,436	$10,393
Cost of revenue	12,846	14,275	8,103	6,829

Gross margin	11,023	9,110	5,333	3,564
Operating expenses:
Research and development	4,499	4,636	3,753	4,234
Selling, general and administrative	4,691	4,657	3,918	5,048
Non-recurring acquisition charges	2,325	—	—	—
Acquired in-process research and development	—	—	—	1,323
Restructure charges	—	—	—	1,229
Amortization of intangibles	—	—	—	239

Total operating expenses	11,515	9,293	7,671	12,073

Loss from operations	(492)	(183)	(2,338)	(8,509)
Interest income and other, net	1,680	1,577	1,066	685

Income (loss) before income taxes and cumulative effect of a change in accounting principle	1,188	1,394	(1,272)	(7,824)
Provision (benefit) for income taxes	518	191	(241)	(415)

Income (loss) before cumulative effect of change in accounting principle	670	1,203	(1,031)	(7,409)
Cumulative effect of change in accounting principle, net of tax benefit	(6,560)	—	—	—

Net income (loss)	$(5,890)	$1,203	$(1,031)	$(7,409)

Net income (loss) per share before cumulative effect of change in accounting principle:
Basic	$0.05	$0.09	$(0.08)	$(0.54)
Diluted	$0.05	$0.09	$(0.08)	$(0.54)
Loss per share from the cumulative effect of change in accounting principle, net of tax benefit:
Basic	$(0.50)	—	—	—

Diluted	$(0.50)	—	—	—

Net income (loss) per share:
Basic	$(0.45)	$0.09	$(0.08)	$(0.54)
Diluted	$(0.45)	$0.09	$(0.08)	$(0.54)

Weighted average number of shares:
Basic	12,965	12,972	13,014	13,705
Diluted	12,965	13,659	13,014	13,705

	2001 (As reported)
(in thousands, except per share data)	December 31 2000	March 31 2001	June 30 2001	September 30 2001
Revenue	$29,282	$21,157	$12,277	$10,393
Cost of revenue	15,790	11,774	7,903	6,829

Gross margin	13,492	9,383	4,374	3,564
Operating expenses:
Research and development	4,499	4,636	3,753	4,234
Selling, general and administrative	4,994	4,381	3,896	5,048
Non-recurring acquisition charges	2,325	—	—	—
Acquired in-process research and development	—	—	—	1,323
Restructure charges	—	—	—	1,229
Amortization of intangibles	—	—	—	239

Total operating expenses	11,818	9,017	7,649	12,073

Income (loss) from operations	1,674	366	(3,275)	(8,509)
Interest income and other, net	1,680	1,577	1,066	685

Income (loss) before income taxes	3,354	1,943	(2,209)	(7,824)
Provision (benefit) for income taxes	518	191	(241)	(415)

Net income (loss)	$2,836	$1,752	$(1,968)	$(7,409)

Income (loss) per share:
Basic	$0.22	$0.14	$(0.15)	$(0.54)

Diluted	$0.21	$0.13	$(0.15)	$(0.54)

Weighted average number of shares:
Basic	12,965	12,972	13,014	13,705
Diluted	13,614	13,659	13,014	13,705

	2000 (As reported)
(in thousands, except per share data)	December 31 1999	March 31 2000	June 30 2000	September 30 2000
Revenue	$19,483	$23,610	$25,288	$26,376
Cost of revenue	10,160	13,330	13,464	13,670

Gross margin	9,323	10,280	11,824	12,706
Operating expenses:
Research and development	2,742	3,044	3,853	4,557
Selling, general and administrative	3,718	4,154	4,356	4,295
Non-recurring acquisition charges	860	—	—	—

Total operating expenses	7,320	7,198	8,209	8,852

Income from operations	2,003	3,082	3,615	3,854
Interest income and other, net	1	919	1,627	1,672

Income before income taxes	2,004	4,001	5,242	5,526
Provision for income taxes	390	730	1,000	1,118

Net income	$1,614	$3,271	$4,242	$4,408

Income per share:
Basic	$0.15	$0.28	$0.33	$0.34

Diluted	$0.14	$0.25	$0.31	$0.32

Weighted average number of shares:
Basic	10,548	11,646	12,724	12,884
Diluted	11,657	13,054	13,761	13,760

Note: The results for the first three quarters of fiscal year 2001 have been adjusted to reflect the adoption of SAB 101. Pro forma amounts for the quarters beginning before October 1, 2000 have not been presented as the effect of the change in accounting principle could not be reasonably determined.

Report of Independent Accountants

To the Board of Directors and Stockholders of
Intelligent Reasoning Systems, Inc.

              In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' deficit and cash flows present fairly, in all material respects, the financial position of Intelligent Reasoning Systems, Inc. and its subsidiary at December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              As discussed in Note 14 to the consolidated financial statements, the Company was acquired by Photon Dynamics on July 16, 2001. The purchaser's basis in the net assets will differ from that reflected in the accompanying historical consolidated financial statements. No adjustments have been made in the accompanying historical consolidated financial statements to reflect this transaction.

/s/ PricewaterhouseCoopers LLP

Austin, Texas
January 7, 2002

INTELLIGENT REASONING SYSTEMS, INC.
Consolidated Balance Sheets
(In thousands, except share data)

	December 31,
	2000	1999
Assets
Current assets:
Cash and cash equivalents	$1,584	$3,427
Accounts receivable, net of allowance of $500 and $0, respectively	449	—
Inventories, net	11,125	3,380
Other current assets	508	221

Total current assets	13,666	7,028
Property and equipment, net	2,509	1,147
Other non-current assets	379	108

Total assets	$16,554	$8,283

Liabilities, mandatorily redeemable convertible preferred stock and stockholders' deficit
Current liabilities:
Accounts payable	$4,002	$2,335
Accrued expenses	1,519	1,689
Deferred revenue	3,465	—
Customer deposits	25	267
Current maturities of notes payable to bank	3,074	77
Current portion of capital lease obligations	221	112
Current maturities of senior subordinated notes payable	5,264	—
Other current liabilities	290	227

Total current liabilities	17,860	4,707
Notes payable to bank, net of current portion	11	35
Capital lease obligations, net of current portion	279	169

Total liabilities	18,150	4,911

Commitments and contingencies
Mandatorily redeemable convertible preferred stock, $0.001 par value:
Series B; 2,068,747 shares authorized, 1,902,081 shares issued and outstanding; liquidation preference of $0.60 per share	1,194	1,164
Series C; 6,759,143 shares authorized, issued and outstanding; liquidation preference of $0.74 per share	5,146	5,066
Series D; 19,432,009 shares authorized, 19,059,036 shares issued and outstanding; liquidation preference of $0.37 per share	7,002	6,867
Series E; 30,000,000 shares authorized, 14,550,000 and 3,751,552 shares issued and outstanding, respectively; liquidation preference of $1.00 per share	13,234	3,081
Series A; 254,780 shares authorized, issued and outstanding; liquidation preference of $1.63 per share	388	388
Preferred stock warrants	1,746	20

Total mandatorily redeemable convertible preferred stock	28,710	16,586

Stockholders' deficit:
Common stock, $0.001 par value; 81,000,000 shares authorized; 7,492,885 and 4,118,052 issued and outstanding, respectively	7	4
Additional paid-in capital	582	59
Notes receivable from stockholders	(673)	(12)
Deferred stock-based compensation	(102)	—
Accumulated deficit	(30,120)	(13,265)

Total stockholders' deficit	(30,306)	(13,214)

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders' deficit	$16,554	$8,283

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT REASONING SYSTEMS, INC.
Consolidated Statements of Operations
(In thousands)

	For the Year Ended December 31,
	2000	1999
Revenue	$2,236	$741
Cost of revenue	4,805	1,196

Gross margin	(2,569)	(455)

Operating expenses:
Sales and marketing	4,906	2,328
Research and development	2,906	2,606
General and administrative	5,929	2,001

Total operating expenses	13,741	6,935

Loss from operations	(16,310)	(7,390)

Other income (expense):
Interest income	64	41
Interest expense	(609)	(123)

Total other income (expense)	(545)	(82)

Net loss	(16,855)	(7,472)

Accretion on mandatorily redeemable convertible preferred stock	(618)	(256)

Net loss attributable to common stockholders	$(17,473)	$(7,728)

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT REASONING SYSTEMS, INC.
Consolidated Statements of Changes in Stockholders' Deficit
(In thousands, except share data)

	Common Stock			Notes Receivable from Stockholders	Deferred Stock- based Compensation
			Additional Paid-in Capital			Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount
Balances at December 31, 1998	3,062,802	$3	$261	$—	$—	$(5,793)	$(5,529)
Exercise of stock options	750,250	1	42	—	—	—	43
Issuance of notes receivable for exercise of stock options	305,000	—	12	(12)	—	—	—
Accretion on mandatorily redeemable convertible preferred stock	—	—	(256)	—	—	—	(256)
Net loss	—	—	—	—	—	(7,472)	(7,472)

Balances at December 31, 1999	4,118,052	4	59	(12)	—	(13,265)	(13,214)
Issuance of warrants	—	—	4	—	—	—	4
Exercise of stock options	199,833	—	15	—	—	—	15
Issuance of notes receivable for exercise of stock options	3,175,000	3	658	(661)	—	—	—
Accretion on mandatorily redeemable convertible preferred stock	—	—	(618)	—	—	—	(618)
Stock-based compensation	—	—	464	—	(102)	—	362
Net loss	—	—	—	—	—	(16,855)	(16,855)

Balances at December 31, 2000	7,492,885	$7	$582	$(673)	$(102)	$(30,120)	$(30,306)

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT REASONING SYSTEMS, INC.
Consolidated Satements of Cash Flows
(In thousands)

	For the Year Ended December 31,
	2000	1999
Cash flows from operating activities:
Net loss	$(16,855)	$(7,472)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	480	217
Provision for bad debts	500	—
Provision for inventory obsolescence	47	18
Non-cash interest expense	371	—
Stock-based compensation	362	—
Net changes in operating assets and liabilities:
Accounts receivable	(949)	—
Inventories	(7,791)	(2,504)
Other assets	(485)	(131)
Accounts payable	1,668	1,779
Accrued expenses	465	1,281
Customer deposits	(242)	267
Deferred revenue	3,465	—
Other liabilities	62	—

Net cash used in operating activities	(18,902)	(6,545)

Cash flows from investing activities:
Purchase of certificate of deposit	(75)	(100)
Purchases of property and equipment	(1,476)	(682)

Net cash used in investing activites	(1,551)	(782)

Cash flows from financing activities:
Proceeds from notes payable to bank	3,040	143
Proceeds from senior subordinated notes payable and warrants	5,000	2,721
Payments on notes payable to bank	(65)	(582)
Payments on notes payable and related party loans	—	(5)
Principal payments under capital lease obligations	(147)	(149)
Proceeds from issuances of preferred stock and warrants	10,767	7,156
Proceeds from issuances of common stock	15	43

Net cash provided by financing activities	18,610	9,327

Net increase (decrease) in cash and cash equivalents	(1,843)	2,000
Cash and cash equivalents at beginning of year	3,427	1,427

Cash and cash equivalents at end of year	$1,584	$3,427

Supplemental disclosures of cash flow information:
Cash paid for interest	$203	$119

Equipment acquired under capital leases	$365	$251

Conversion of notes to preferred stock	$—	$2,721

Accretion on mandatorily redeemable convertible preferred stock	$618	$256

Receipt of notes receivable from stockholders for option exercises	$661	$12

The accompanying notes are an integral part of these consolidated financial statements.

INTELLIGENT REASONING SYSTEMS, INC.
Notes to Consolidated Financial Statements
(In thousands, except share data)

1.    Organization and Nature of Operations

              Intelligent Reasoning Systems, Inc. ("IRSI" or the "Company") was incorporated in New Mexico in 1992 as a privately held S-Corporation, and reincorporated in the State of Texas in 1996, as a privately held C-Corporation. In 1999, Intelligent Reasoning Systems International, Inc. ("International") was incorporated in Delaware as a wholly owned subsidiary of IRSI. International was formed to provide sales and marketing support in countries other than the United States of America. The financial statements of International have been consolidated with IRSI and all intercompany transactions have been eliminated.

              IRSI initially provided high technology research and development services for government agency projects. There were no revenues in 2000 and 1999 derived from services related to government agency projects. The Company has leveraged the government research and development programs into the development, design, assembly, sales and marketing of automated optical inspection systems used in the manufacturing of complex printed-wire-board assemblies. The systems detect and classify defects in highly complex printed-wire-board assemblies using software technology that mimics human reasoning. Research and development continues for automated optical inspection for the High-Density Interconnect segment of the printed-wire-board market.

              The Company is subject to the risks and uncertainties frequently encountered by companies in new and rapidly evolving markets. These risks include, but are not limited to, the failure to develop and extend the Company's products and the rejection of the Company's products by customers. The Company had an accumulated deficit at December 31, 2000 and 1999 and experienced net operating losses and negative cash flows from operations for each of the years then ended. The Company's ability to implement its ultimate business plan is dependent upon its ability to raise additional financing through public or private equity financings, or establish profitable operations.

2.    Summary of Significant Accounting Policies

              Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

              Fair Value of Financial Instruments—The fair value of the Company's cash equivalents, accounts receivable and accrued expenses approximate their carrying values due to their short maturities. The fair value of the Company's debt obligations approximates their carrying values based on interest rates currently available for instruments with similar terms.

              Concentrations—Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company limits the amount of credit exposure to any one entity. From time to time, the Company's cash and cash equivalent balances exceed federally insured limits. The Company has not experienced any losses with respect to its cash and cash equivalents. The Company performs credit evaluations of its customers and generally does not require collateral on accounts receivable balances and provides allowances for potential credit losses and product sales returns. The Company's supplier arrangements for the production of certain vital components of its optical inspection systems and related products are concentrated with a small number of key suppliers. Revenue is concentrated with several major customers. The loss of a major customer or a change of suppliers could affect operating results adversely.

              Cash and Cash Equivalents—The Company considers all liquid investments with original maturities of three months or less to be classified as cash equivalents. Cash equivalents are stated at cost, which approximates market value.

              Property and Equipment—Property and equipment are stated at cost. Depreciation of property and equipment has been computed using the straight-line method over the estimated useful lives of the related assets of generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the related asset or the remaining life of the lease.

              Impairment of Long-Lived Assets—The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable.

              Inventories—Inventories are stated at the lower of cost or market, with cost being determined based on a first-in, first-out basis. Finished goods held for evaluation represents inventory shipped to customers for which the Company's revenue recognition criteria have not been met. Such amounts are recognized as the related revenue is earned.

              Revenue Recognition—Revenues from sales of the Company's automated optical inspection systems and related products are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant Company obligations remain, the sales price is fixed and determinable and collectibility is probable. Certain sales during the year ended December 31, 2000 included product upgrade rights for specified periods. Such arrangements did not include vendor specific objective evidence of fair value for the upgrade element. Accordingly, all revenue associated with sales including upgrade rights have been deferred and are being recognized ratably over the specified upgrade period of generally one year. Revenues from sales of any extended warranties on the Company's products are deferred and recognized ratably over the extended warranty period. The Company accrues the estimated cost to repair or replace products under standard warranties when the related product revenue is recognized.

              Advertising Expenses—Advertising costs consist primarily of print advertisements for the Company's products and marketing efforts at trade shows. Trade show advertising costs are accumulated as prepaid assets until the trade show actually occurs, at which time they are expensed. All other advertising costs are expensed as incurred. Advertising expenses were $518 and $508 for the years ended December 31, 2000 and 1999, respectively.

              Research and Development Expenses—The Company charges research and development costs to expense as they are incurred.

              Stock-based Compensation—The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, as amended, and complies with the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. The Company accounts for stock-based non-employee compensation arrangements in accordance with SFAS No. 123.

              Income Taxes—The Company uses the liability method of accounting for income taxes as set forth in SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

              Comprehensive Income—The Company had no items of comprehensive income or loss for each of the years presented and accordingly, comprehensive loss for all periods presented approximated net loss.

              Earnings per Share and Reportable Segments—In accordance with SFAS No. 128, Earnings per Share, and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, as the Company had no publicly traded debt or equity prior to being acquired by Photon Dynamics, Inc. in July of 2001 (See Note 14), no earnings per share information or reportable segment information has been included in the accompanying financial statements.

              Reclassifications—Certain reclassifications have been made to the 1999 financial statements in order to conform them to the 2000 presentation.

              Recent Accounting Pronouncements—In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivatives and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, Accounting for Derivatives and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, is effective for fiscal years beginning after June 15, 2000. The Company does not currently engage or plan to engage in hedging activities or intend to own or plan to purchase any derivative instruments.

              In December 1999, the Securities and Exchange Commission staff released Staff Accounting Bulleting ("SAB") No. 101, Revenue Recognition in Financial Statements, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 is effective for all fiscal years beginning after December 15, 1999. The adoption of SAB No. 101 did not have a material impact on the Company's financial position or results of operations.

              In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation—an interpretation of APB Opinion No. 25, which is generally effective July 1, 2000. Interpretation No. 44 clarifies the application of APB Opinion No. 25 for certain matters, specifically (a) the definition of an employee for purposes of applying APB Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. The adoption of Interpretation No. 44 did not have a material impact on the Company's financial position or results of operations.

              In July 2001, the FASB, issued SFAS No. 141, Business Combinations. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 1, 2001. The purchase method of accounting is required to be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also defines the criteria for identifying intangible assets for recognition apart from goodwill. The Company does not anticipate that the adoption of SFAS No. 141 will have a material impact on the Company's financial position or results of operations.

              Also in July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142, discontinues amortization of acquired goodwill and instead requires annual impairment testing. Separable intangible assets will be amortized over their useful economic lives and tested for impairment in accordance with SFAS No. 121. Intangible assets with an indefinite useful economic life will not be amortized until the life of the asset is determined to be finite. For goodwill and indefinite-lived intangible assets acquired prior to July 1, 2001, goodwill will continue to be amortized until adoption of SFAS No. 142 at which time amortization will cease and a transitional goodwill impairment test will be performed. Any impairment charges resulting from the initial application of the new rules will be classified as a cumulative effect of change in accounting principle. SFAS No. 142 is applicable for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not anticipate that the adoption of SFAS No. 142 will have a material impact on the Company's financial position or results of operations.

              In October 2001, the FASB issued SFAS No. 144, Impairment of long-lived Assets. SFAS No. 144 supercedes SFAS No. 121, Accounting for the Impairment of long-lived Assets and for long-lived Assets to be Disposed of. SFAS No. 144 retains the requirements of SFAS No. 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. SFAS No. 144 removes goodwill from its scope. SFAS No. 144 is applicable for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial position or results of operations.

3.    Inventories

        Inventories consist of the following:

	December 31,
	2000	1999
Component	$1,517	$461
Work in-process	754	980
Finished goods	3,450	694
Finished goods held for evaluation	5,469	1,263

	11,190	3,398
Less—reserve for excess and obsolete inventory	(65)	(18)

	$11,125	$3,380

4.    Property and Equipment

              Property and equipment consist of the following:

	December 31,
	2000	1999
Computer hardware and purchased software	$1,883	$1,070
Leasehold facility improvements	687	262
Furniture and office equipment	682	174
Manufacturing equipment	97	—

	3,349	1,506
Less—accumulated depreciation and amortization	(840)	(359)

	$2,509	$1,147

              Included in property and equipment for December 31, 2000 and 1999 is $744 and $476, respectively, of assets acquired under capital lease. Depreciation expense, excluding amortization related to assets under capital lease, was $268 and $126 the years ended December 31, 2000 and 1999, respectively. Amortization expense related to assets under capital lease was $213 and $91 for the years ended December 31, 2000 and 1999, respectively. Accumulated amortization for assets acquired under capital lease was $169 and $149 at December 31, 2000 and 1999, respectively.

5.    Notes Payable to Bank

              During 1997, the Company entered into a loan and security agreement for $750 with a bank to finance capital equipment and support working capital requirements. Interest is calculated at the bank's prime rate plus 0.25% (9.75% at December 31, 2000). The amounts drawn for capital equipment purchases are payable in 36 monthly installments of principal plus interest, commencing February 1998. A second equipment loan was advanced in 1999 in the amount of $65 at the bank's prime rate plus 0.75% (10.25% at December 31, 2000). Principal and interest on this second equipment loan is payable in 30 monthly installments beginning November 1999. The total outstanding principal balance at December 31, 2000 for the two equipment loans was $45. Amounts drawn for working capital purposes were originally due in December 1998. In January of 1999, the Company renewed $566 of the working capital loan. This working capital loan was ultimately paid in July 1999.

              In July 2000, the Company entered into a $2,000 revolving line of credit and security agreement with a bank. Interest is calculated at the bank's prime rate plus 2.00% (11.50% at December 31, 2000). The maturity date of the credit facility was originally October 2, 2000. The credit facility was extended through November 17, 2000 and increased to a maximum of $3,000. In connection with this credit facility, the Company issued 145,000 warrants to purchase Series E preferred stock to the bank (See Note 8). On December 29, 2000, the line of credit agreement was modified into a factoring credit facility, the maximum was increased to $3,040 and the term was extended one year. The total outstanding principal balance at December 31, 2000 for the factoring credit facility was $3,040.

6.    Senior Subordinated Notes Payable

              In March 1999, the Company authorized the issuance and sale of subordinated convertible promissory notes (the "March 1999 Notes") in the maximum aggregate principal amount of $1,875. The March 1999 Notes were subordinated to the then outstanding bank notes payable. The March 1999 Notes along with accrued interest payable totaling $1,914 were converted into 5,174,124 shares of Series D Convertible Preferred Stock ("Series D") in July 1999.

              In June 1999, the Company issued promissory notes (the "June 1999 Notes"), payable on demand, to certain shareholders in the amount of $400. The June 1999 Notes along with accrued interest payable totaling $405 were converted into 1,094,595 shares of Series D preferred stock in July 1999.

              In December 1999, The Company authorized the issuance and sale of subordinated convertible promissory notes (the "December 1999 Notes") in the maximum aggregate principal amount of $400 and warrants representing the right to purchase shares of the Company's Series E Convertible Preferred Stock ("Series E") at a price of $1.00. The December 1999 Notes were subordinated to the then outstanding bank notes payable. The Company issued 40,000 warrants along with the sale of the December 1999 Notes to certain Series D holders (See Note 8). The December 1999 Notes along with accrued interest totaling $402 were converted into 401,537 shares of Series E preferred stock in December 1999.

              In August 2000, the Board of Directors authorized the issuance and sale of Senior Subordinated Convertible Notes (the "Senior Notes") with an aggregate face amount of up to $26,709, which may be converted at the option of the holder, at any time, in whole or in part into shares of the Company's Common Stock. On August 15, 2000, the Company issued $6,577 in Senior Notes in exchange for $5,000, less issuance costs of $321. The discount on the Senior Notes is being accreted to interest expense over the term of the Senior Notes using the effective interest method. Until August 15, 2002, no interest shall accrue on the Senior Notes, they will accrete between the date of original issue and the maturity date, at a rate of 15% per annum. The conversion price per share at which shares of Common Stock shall be deliverable upon conversion by the holder without payment of additional consideration by the holder is the lower of $4.00 or the price per share in an underwritten public offering. Until all of the Senior Notes have been paid or converted into common stock, IRSI or it's subsidiaries can not declare or pay any dividend or make any distribution whether in cash, property, securities or a combination thereof, with respect to any shares of Capital Stock or directly or indirectly redeem, purchase, retire any shares of its Capital Stock or set aside any amount for such purposes. In connection with the sale of the Senior Notes, the Company issued 279,807 warrants to purchase Common Stock to the holder of the Senior Notes (See Note 8). As the Company was in violation of certain covenants associated with the Senior Notes, the entire outstanding balance of $5,264 has been classified as current at December 31, 2000.

7.    Mandatorily Redeemable Convertible Preferred Stock

              The Company has authorized the issuance of 59,000,000 shares of preferred stock, par value $0.001 per share.

              At December 31, 1996, 254,780 shares of Series A Preferred Stock ("Series A") had been issued in exchange for $415, less issuance costs of $27. In connection with the issuance of shares of Series B Preferred Stock ("Series B") in 1997, the Board of Directors of the Company altered the terms of the Series A shares with regard to the dividend provisions, liquidation provisions and conversion rights. The Board amended the dividend terms for the Series A shares from non-cumulative to cumulative. The cumulative dividends accrue at a rate of $0.10 per share per annum to the extent declared by the Company's Board of Directors. Cumulative dividends were $102 and $76 at December 31, 2000 and 1999, respectively. Pursuant to the amended liquidation provisions, the Series A liquidation rights are subordinate to the Series B, C, D and E liquidation rights. The Series A holders are entitled to the greater of $1.63 per share or such amount per share as would have been payable had each such share been converted to Common Stock pursuant to the conversion provisions, after the Series B, C, D and E holders have been paid in full. The amended conversion rights include the right to convert to Common Stock at any time at a rate equal to the product of multiplying the number of shares of Series A to be converted by $1.63 and dividing by the conversion price of $1.05 per share, as may be adjusted under the terms of the agreement. The Series A shares will automatically be converted upon the closing of an underwritten public offering of at least $20,000 at a price of at least $3.00 per share. The Series A shares are redeemable, at the option of the Company's Board of Directors, at any time after January 26, 2001. The redemption price shall be the greater of (i) $1.63 per share, plus any accrued and unpaid dividends, or (ii) the value of the Series A shares after conversion to Common Stock based on an independent valuation of the Company.

              In 1997, the Company issued 1,666,666 shares of Series B in exchange for $1,000, less issuance costs of $45. Also during 1997, the Company sold 235,415 shares of Series B to certain employees and holders of Series A for $0.60 per share. Beginning July 1, 2003 the Series B holders shall be entitled to receive annual dividends payable at a rate of $0.06 per share per annum. Such dividends shall be payable in arrears beginning June 30, 2004 upon approval of the Board of Directors. These dividends are payable in cash or in the form of shares of Common Stock at an exchange ratio of one share of Common Stock for each $0.60 of dividends otherwise payable. The Series B shares are convertible to Common Stock, at the option of the holder, at any time on a one-to-one basis, or as may be adjusted under the terms of the agreement. The Series B shares will automatically be converted upon the closing of an underwritten public offering of at least $20,000 at a price of at least $3.00 per share. The Series B shares are redeemable, at the option of the holders of the majority of the shares, beginning on July 1, 2004, and on each subsequent anniversary. The redemption price shall be $0.60 per share, plus any accrued and unpaid dividends.

              In June 1998, the Company issued 6,013,513 shares of Series C in exchange for $4,450, less issuance costs of $53. In addition, the holders of subordinated convertible promissory notes exchanged the total outstanding principal and accrued interest balance of $519 for 701,679 shares of Series C. Also during 1998, the Company sold 43,951 shares of Series C to certain employees and holders of Series A for $0.74 per share. Beginning July 1, 2003, the Series C holders shall be entitled to receive annual dividends payable at a rate of $0.074 per share per annum. Such dividends shall be payable in arrears beginning June 30, 2004 upon approval of the Board of Directors. These dividends are payable in cash or in the form of shares of Common Stock at an exchange ratio of one share of Common Stock for each $0.74 of dividends otherwise payable. Dividends will be paid on a pari passu basis with the Series B holders. The Series C shares are convertible to Common Stock, at the option of the holder, at any time on a one-to-one basis, or as may be adjusted under the terms of the agreement. The Series C shares will automatically be converted upon the closing of an underwritten public offering of at least $20,000 at a price of at least $3.00 per share. The Series C shares are redeemable, at the option of the holders of a majority of the shares, beginning on July 1, 2004, and on each subsequent anniversary. The redemption price shall be $0.74 per share, plus any accrued and unpaid dividends.

              In July 1999, the Company issued 12,790,317 shares of Series D in exchange for $4,732, less issuance costs of $240. In addition, the holders of the subordinated convertible promissory notes and demand promissory notes exchanged the total outstanding principal and accrued interest balance of $2,319 for 6,268,719 shares of Series D. Beginning July 1, 2003, the Series D holders shall be entitled to receive annual dividends payable at a rate of $0.037 per share per annum. Such dividends shall be payable in arrears beginning June 30, 2004 upon approval of the Board of Directors. These dividends are payable in cash or in the form of shares of Common Stock at an exchange ratio of one share of Common Stock for each $0.37 of dividends otherwise payable. Dividends will be paid on a pari passu basis with the Series B and Series C holders. Series D shares are convertible to Common Stock at the option of the holder, at any time on a one-to-one basis, or as may be adjusted under the terms of the agreement. The Series D shares will automatically be converted upon the closing of an underwritten public offering of at least $20,000 at a price of at least $3.00 per share. The Series D shares are redeemable, at the option of the holders of a majority of the shares, beginning on July 1, 2004 and on each subsequent anniversary. The redemption price shall be $0.37 per share, plus any accrued and unpaid dividends.

              In December 1999, the Company issued 3,350,015 shares of Series E in exchange for $3,350, less issuance costs of $686. In addition, the holders of the demand promissory notes exchanged the total outstanding principal and accrued interest balance of $402 for 401,537 shares of Series E. In January 2000, the Company issued 9,048,448 shares of Series E for proceeds of $9,048. In December 2000, the Company issued 1,750,000 shares of Series E in exchange for $1,750, less issuance costs of $31. Beginning July 1, 2003, the Series E holders shall be entitled to receive annual dividends payable at a rate of $0.10 per share per annum. Such dividends shall be payable in arrears beginning June 30, 2004 upon approval of the Board of Directors. These dividends are payable in cash or in the form of shares of Common Stock at an exchange ratio of one share of Common Stock for each $1.00 of dividends otherwise payable. Dividends will be paid on a pari passu basis with the Series B, Series C and Series D holders. Series E shares are convertible to Common Stock at the option of the holder, at any time on a one-to-one basis, or as may be adjusted under the terms of the agreement. The Series E shares will automatically be converted upon the closing of an underwritten public offering of at least $20,000 at a price of at least $3.00 per share. The Series E shares are redeemable, at the option of the holders of a majority of the shares, beginning on July 1, 2004 and on each subsequent anniversary. The redemption price shall be $1.00 per share, plus any accrued and unpaid dividends.

              Series B, C, D and E shares include a liquidation preference at their respective original issue price plus all accrued and unpaid dividends. Due to the redeemable nature of the Series A, B, C, D and E shares, their individual carrying values are being accreted to liquidation value using the effective interest method over the period to the first possible redemption date. Subsequent to receiving the aforementioned liquidation preference amounts, the Series B, C, D and E holders participate with the Common Stock shareholders on an as converted basis after the Series A holders have received $1.63 per share.

8.    Warrants

              In November 1997, the Company issued warrants to purchase 166,666 shares of Series B at $0.60 per share in connection with the sale of 1,666,666 shares of Series B preferred stock to certain investors (See Note 7). The term of these warrants is seven years. The Company utilized the Black-Scholes valuation model to determine the fair value of the warrants, which was not significant.

              In December 1999, the Company issued warrants to purchase 40,000 shares of Series E at $1.00 per share in connection with the sale of the December 1999 Notes to certain Series D shareholders (See Note 6). The term of these warrants is five years. The Company utilized the Black-Scholes valuation model to determine the fair value of the warrants, which was not significant.

              In March 2000, the Company issued warrants to purchase 1,400,000 shares of Series E at prices ranging from $1.00 to $1.20 per share as payment for commissions on Series E proceeds raised by third parties. The term of these warrants is five years. The Company valued these warrants utilizing the Black-Scholes valuation model, and has accounted for the issuance of these warrants as Series E issuance costs of $635. Based on the timing of the performance of the related services, these Series E issuance costs were accrued at December 31, 1999.

              From July through November 2000, the Company issued warrants to purchase a total of 145,000 shares of Series E to a bank in connection with the Company's revolving line of credit and security agreement with the bank (See Note 5). The term of these warrants is seven years. The Company valued these warrants utilizing the Black-Scholes valuation model, and has accounted for the issuance of these warrants as a discount of $103 on the revolving line of credit. This discount was charged to interest expense in 2000 due to the revolving nature of the credit facility.

              In August 2000, the Company issued warrants to purchase 279,807 shares of Common Stock at a price equal to the lower of $4.00 per share or the price per share in an underwritten public offering in connection with the sale of the Company's Senior Notes (See Note 6). The term of these warrants is seven years. The Company valued these warrants utilizing the Black-Scholes valuation model, and has accounted for the issuance of these warrants as a discount of $4 on the Senior Notes. This discount is being amortized to interest expense over the term of the Senior Notes.

              In December 2000, the Company issued warrants to purchase 3,500,000 shares of Series E at $1.00 per share in connection with the sale of 1,750,000 shares of Series E preferred stock to certain investors (See Note 7). The term of these warrants is five years. The Company valued these warrants utilizing the Black-Scholes valuation model, and has accounted for the issuance of these warrants as a discount of $987 on the Series E shares. This discount is being accreted over the period to the first redemption of the Series E preferred stock.

              The fair value of each warrant grant is estimated on the date of grant using the Black-Scholes valuation model using the following assumptions:

	For the Year Ended December 31,
	2000	1999
Dividend yield	—	—
Expected volatility	75.00%	75.00%
Risk-free rate of return	4.85% - 6.20%	6.51%
Expected life	Contractual life	Contractual life

9.    Income Taxes

              Under SFAS No. 109, the components of the net deferred tax amounts recognized in the accompanying balance sheets are:

	December 31,
	2000	1999
Current deferred tax assets (liabilities):
Net operating losses	$9,845	$4,397
Research and development and other credits	154	154
Reserves, accrued expenses and other	348	57

Gross deferred tax assets	10,347	4,608
Long-term deferred tax assets (liabilities):
Basis of property and equipment	48	(10)

Gross deferred tax asset (liability)	48	(10)
Valuation allowance	(10,395)	(4,598)

Net deferred tax asset/(liability)	$—	$—

              Due to the uncertainty surrounding the realization of the benefits of its favorable tax attributes in future tax returns, the Company has placed a valuation allowance against all of its otherwise recognizable net deferred tax asset. The Company's net operating loss and research and development credit carry-forwards totaled $28,957 and $154 at December 31, 2000. These carry-forwards expire in varying amounts through 2020. Under Section 382 of the Internal Revenue Code, changes in ownership exceeding certain levels result in an annual limitation on losses and tax credit carryforwards. Such limitation may limit the Company's ability to fully utilize its carryforwards prior to expiration. The acquisition of the Company by Photon Dynamics, Inc. in July 2001 (See Note 14) constituted such a change in ownership under Section 382 of the Internal Revenue Code.

              The difference between the tax benefit derived by applying the Federal statutory income tax rate to net losses and the benefit recognized in the financial statements is as follows:

	Year ended December 31,
	2000	1999
Benefit derived by applying the federal statutory income tax rate to net losses before income taxes	$(5,731)	$(2,540)
Permanent differences and other	(66)	(1)
Increase in valuation allowance	5,797	2,541

	$—	$—

10.    Commitments and Contingencies

              The Company is, from time to time, a party to litigation arising in the normal course of business. Management believes that none of this litigation will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

              The Company leases its principle facilities and certain equipment under operating and non-cancelable capital leases. These leases have expiration dates ranging from 2001 through 2007. Rental expense under operating leases totaled approximately $337 and $131 for the years ended December 31, 2000 and 1999, respectively.

              During 1999, the Company entered into a lease agreement for its primary offices and assembly operations in Austin, Texas (the "Austin Lease"). A $100, five year irrevocable letter of credit, which is secured by a certificate of deposit, was provided to the lessor as a security deposit. The certificate of deposit has been recorded in other non-current assets in the accompanying financial statements. In March 2000, the Company amended the Austin Lease in order to acquire additional space. A $75, two year irrevocable letter of credit, which is secured by a certificate of deposit, was provided to the lessor as a security deposit. This certificate of deposit has been recorded in other non-current assets in the accompanying financial statements.

              Future minimum lease payments under all leases as of December 31, 2000 are as follows:

	Capital Leases	Operating Leases
2001	$221	$352
2002	253	354
2003	113	377
2004	—	385
2005 and thereafter	—	803

Total future minimum lease payments	587	$2,271

Amounts representing interest	(87)

Lease payments	500
Less—current portion	(221)

Long-term capital lease obligations	$279

              During 1999, the Company entered into a license agreement that provided IRSI with certain technology which enabled IRSI to develop an automated optical inspection tool for the High Density Interconnect market (the "High Density Tool"). The terms of this license agreement require the Company to pay a royalty of 3.5% on all sales of the High Density Tool to entities other than the licensor through December 31, 2004. In addition, the licensor has a preferred pricing option on its purchases of the High Density Tool. No royalties were owed to the licensor during the years ended December 31, 2000 and 1999.

11.    Significant Risks and Uncertainties

              The Company purchases key components for its products from sole or limited sources. To date, most of the Company's component purchases have been made in relatively small volumes. However, as the Company's production volume increases, increased demand will be placed on the Company's suppliers. If the Company's suppliers are unable to meet this increased demand, the Company could experience delays in acquiring components, or even shortages of certain components. Delays or shortages related to key components used in the Company's products could result in the Company's manufacturing process being delayed and could have a material adverse effect on the Company and its customer relationships.

              The Company has relied on a limited number of customers for the majority of its revenue. The loss of one or more of the Company's customers or a significant reduction of business from such customers, regardless of the reason, could have a material adverse effect on the Company.

              Revenues from certain significant customers are as follows:

	For the Year Ended December 31,
	2000	1999
Customer 1	13%	0%
Customer 2	12%	0%
Customer 3	11%	0%
Customer 4	3%	23%
Customer 5	0%	25%
Customer 6	0%	20%
Customer 7	0%	20%

              The Company performs credit evaluations of its customers and generally does not require collateral on accounts receivable balances and provides allowances for potential credit losses. Neither the reserves established nor the losses incurred have been material.

              Accounts receivable representing greater than 10% of total accounts receivable of the Company are as follows:

	December 31,
	2000	1999
Customer 1	53%	0%
Customer 2	0%	0%
Customer 3	0%	0%
Customer 4	0%	0%
Customer 5	0%	0%
Customer 6	0%	0%
Customer 7	0%	0%
Customer 8	37%	0%
Customer 9	11%	0%

12.    Stock Options

              In 1995, the Company adopted an incentive and non-qualifying stock option plan, as amended and restated effective 1997 (the "1995 Plan"). Vesting provisions generally allow for the exercise of twenty-five percent of the option shares upon the expiration of the first anniversary date of the grant and an additional twenty-five percent of the shares upon each subsequent anniversary date of the grant. The maximum term of each option grant is ten years. These options may be granted to employees, consultants, directors, and non-employee directors to purchase Common Stock at prices that are determined by the Company's Board of Directors committee at the grant dates.

              In 1999, the Company adopted the 1999 Stock Option Plan (the "1999 Plan"). Expired, forfeited and cancelled options are available to be regranted under the 1999 Plan. Vesting provisions generally allow for the exercise of twenty-five percent of the option shares upon the completion of one year of service measured from the vesting commencement date and the balance of the option shares in a series of successive equal monthly installments upon the completion of each additional month of service over the next thirty-six month period of service measured from the first anniversary of the vesting commencement date. The maximum term of each option grant is ten years. The 1999 Plan provides for early exercise of options prior to vesting while the Company retains a right to repurchase any unvested shares at the original exercise price, if the holder should forfeit the shares.

              The Company applies APB Opinion No. 25 in accounting for its stock option plans. Had compensation cost for the Company's Stock Option Plan been determined based on the fair market value at the grant dates for awards under the 1995 Plan and the 1999 Plan consistent with the method provided by SFAS No. 123, the Company's net loss would have been the following pro forma amounts for the years ended December 31, 2000 and 1999:

		For the Year Ended December 31,
		2000	1999
Net Loss	As Reported	$(16,855)	$(7,472)
	Pro forma	$(17,563)	$(7,992)

              The fair value of each option grant is estimated on the date of grant using the Black-Scholes valuation model using the following assumptions:

	For the Year Ended December 31,
	2000	1999
Dividend yield	—	—
Expected volatility	75.00%	75.00%
Risk-free rate of return	5.66%-6.35%	4.73%-6.28%
Expected life	10 years	10 years

              Weighted average grant date fair values for options granted during the years ended December 31, 2000 and 1999 were $0.062 and $0.059, respectively.

              The following table summarizes activity under the Company's stock option plans:

	Shares Authorized for Grant	Number of Options	Weighted Average Exercise Price
Balance at December 31, 1998	476,838	2,589,900	$0.67

Increase in options authorized	5,250,000
Options granted	(5,120,600)	5,120,600	$0.06
Options exercised	—	(1,055,250)	$0.04
Options forfeited	95,750	(95,750)	$0.68

Balance at December 31, 1999	701,988	6,559,500	$0.30

Exercisable at December 31, 1999		5,161,741	$0.19

Increase in options authorized	1,000,000
Options granted	(1,735,150)	1,735,150	$0.20
Options exercised	—	(3,374,833)	$0.20
Options forfeited	1,216,559	(1,216,559)	$0.21

Balance at December 31, 2000	1,183,397	3,703,258	$0.37

Exercisable at December 31, 2000		1,656,362	$0.50

	Options Outstanding			Options Exercisable
Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$0.04	1,733,008	9.30	$0.04	426,161	$0.04
$0.42	124,250	9.50	$0.42	10,000	$0.42
$0.57	180,000	5.95	$0.57	175,938	$0.57
$0.68	1,666,000	7.81	$0.68	1,044,263	$0.68

$.04—$.68	3,703,258	8.47	$0.37	1,656,362	$0.50

              During the years ended December 31, 2000 and 1999, the Company granted 1,004,800 and 1,175,000 options to employees at exercise prices less than the then fair market value of the Company's Common Stock. Stock-based compensation related to these in-the-money option grants for the years ended December 31, 2000 and 1999 was not significant.

              During the years ended December 31, 2000 and 1999, the Company accepted notes receivable from certain employees totaling $661 and $12, respectively, in exchange for the exercise of options to purchase 3,175,000 and 305,000 shares of the Company's Common Stock. Certain terms of the notes receivable result in variable accounting for the stock issuances, resulting in stock-based compensation of $348 for the year ended December 31, 2000. Stock-based compensation related to the stock issuances for the year ended December 31, 1999 was not significant.

13.    Employees' Savings Plan

              The Company's 401(k) Savings and Retirement Plan (the "401(k) Plan") is a defined contribution retirement plan with a cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code (the "Code"). The 401(k) Plan is intended to be qualified under Section 401(a) of the Code. All employees of the Company are eligible to participate in the 401(k) Plan. The 401(k) Plan provides that each participant may make elective contributions up to fifteen percent of his or her compensation, subject to statutory limits. No matching contributions were made by the Company during the years ended December 31, 2000 and 1999.

14.    Subsequent Events

              In January 2001, the Company issued 850,000 shares of Series E preferred stock for gross proceeds of $850. In connection with the sale of these Series E shares, the Company issued warrants to purchase 1,700,000 shares of Series E at $1.00 per share. The Company valued these warrants utilizing the Black-Scholes valuation model, and has accounted for the issuance of these warrants as a discount of $479 on the Series E shares in 2001. The discount is being accreted over the period to the first redemption of the Series E preferred stock.

              From June through September of 2001 the Company entered into settlement agreements with numerous vendors in relation to the Company's then outstanding obligations. The Company settled $3,383 in outstanding vendor liabilities for $2,086. Of this $3,383 in settled vendor liabilities, $2,842 was comprised of liabilities included in accounts payable or accrued expenses at December 31, 2000.

              In July 2001, 100% of the ownership of the Company was acquired by Photon Dynamics, Inc. ("Photon"), a publicly traded company based in California. Photon is a supplier of integrated yield management solutions for the flat panel display industry, the printed circuit board assembly and advanced semiconductor packaging industries and the cathode ray tube ("CRT") display and CRT glass and auto glass industries.

*        *        *

INTELLIGENT REASONING SYSTEMS, INC
Unaudited Interim Condensed Consolidated Balance Sheets
(In thousands)

	June 30, 2001	December 31, 2000
Assets
Current assets:
Cash and cash equivalents	$—	$1,584
Accounts receivable	—	449
Inventories	8,478	11,125
Other current assets	513	508

Total current assets	8,991	13,666
Property and equipment, net	2,223	2,509
Other non-current assets	—	379

Total assets	$11,214	$16,554

Liabilities, mandatorily redeemable convertible preferred stock and stockholders' deficit
Accounts payable	$3,402	$4,002
Accrued expenses and other	1,155	1,834
Deferred revenue	5,080	3,465
Current maturities of notes payable to bank	1,274	3,074
Current portion of capital lease obligations	122	221
Current maturities of senior subrdinated notes payable	5,707	5,264

Total current liabilities	16,740	17,860
Note payable to bank, net of current portion	—	11
Capital lease obligations, net of current portion	174	279

Total liabilities	16,914	18,150

Commitments and contingencies
Mandatorily redeemable convertible preferred stock and warrants	30,030	28,710
Stockholders' deficit:
Common stock	7	7
Additional paid-in capital	115	582
Notes receivable from stockholders	(673)	(673)
Deferred stock-based compensation	(77)	(102)
Accumulated deficit	(35,102)	(30,120)

Total stockholders' deficit	(35,730)	(30,306)

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders' deficit	$11,214	$16,554

The accompanying notes are an integral part of these financial statements.

INTELLIGENT REASONING SYSTEMS, INC.
Unaudited Interim Condensed Consolidated Statements of Operations
(In thousands)

	For the Six Months Ended June 30,
	2001	2000
Revenue	$4,212	$345
Cost of revenue	4,257	1,571

Gross margin	(45)	(1,226)

Operating expenses:
Sales and marketing	1,816	2,748
Research and development	1,412	1,405
General and administrative	1,502	2,727
Accounts payable settlement	(1,017)	—

Total operating expenses	3,713	6,880

Loss from operations	(3,758)	(8,106)
Other income (expense):
Interest income	4	53
Interest expense	(1,228)	(34)

Total other income (expense)	(1,224)	19

Net loss	(4,982)	(8,087)
Accretion on mandatorily redeemable convertible preferred stock	(469)	(298)

Net loss attributable to common stockholders	$(5,451)	$(8,385)

The accompanying notes are an integral part of these financial statements.

INTELLIGENT REASONING SYSTEMS, INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(In thousands)

	For the Six Months Ended June 30,
	2001	2000
Cash flows from operating activities:
Net loss	$(4,982)	$(8,087)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	383	374
Provision for inventory obsolescence	—	24
Non-cash interest expense	443	—
Stock-based compensation	25	250
Net changes in operating assets and liabilities:
Accounts receivable	449	(607)
Inventories	2,743	(6,710)
Other assets	374	(177)
Accounts payable	(570)	2,867
Accrued expenses	(988)	90
Customer deposits	380	(267)
Deferred revenue	1,615	1,630
Other liabilities	(279)	238

Net cash used in operating activities	(407)	(10,375)

Cash flows from investing activities:
Purchases of property and equipment	—	(1,372)

Net cash used in investing activites	—	(1,372)

Cash flows from financing activities:
Cash overdrafts	(30)	—
Proceeds from notes payable to bank	2,970	—
Payments on notes payable to bank	(4,781)	(36)
Principal payments under capital lease obligations	(186)	(24)
Proceeds from issuances of preferred stock	850	9,048

Net cash provided by (used in) financing activities	(1,177)	8,988

Net increase (decrease) in cash and cash equivalents	(1,584)	(2,759)
Cash and cash equivalents at beginning of year	1,584	3,427

Cash and cash equivalents at end of period	$—	$668

Supplemental disclosures of cash flow information:
Cash paid for interest	$43	$39

Equipment acquired under capital leases	$17	$—

Conversion of notes to preferred stock	$—	$—

Accretion on mandatorily redeemable convertible preferred stock	$470	$298

Receipt of notes receivable from stockholders for option exercises	$—	$88

The accompanying notes are an integral part of these financial statements.

INTELLIGENT REASONING SYSTEMS, INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
(In thousands, except share data)

1.    Summary of Significant Accounting Policies

              Basis of Presentation—The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair statement have been included. The accompanying unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements of IRSI and notes thereto for the years ended December 31, 2000 and 1999, included elsewhere in this registration statement.

2.    Inventories

              Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis:

	June 30, 2001	December 31, 2000
Component	$794	$1,517
Work in-process	—	754
Finished goods	1,656	3,450
Finished goods held for evaluation	6,028	5,469

	8,478	11,190
	—	(65)

	$8,478	$11,125

3.    Property and Equipment

              Property and equipment are stated at cost. Depreciation of property and equipment has been computed using the straight-line method over the estimated useful lives of the related assets of generally three to seven years.

	June 30, 2001	December 31, 2000
Computer hardware and purchased software	$1,988	$1,883
Leasehold facility improvements	687	687
Furniture and office equipment	673	682
Manufacturing equipment	97	97

	3,445	3,349
Less—accumulated depreciation and amortization	(1,222)	(840)

	$2,223	$2,509

4.    Mandatorily Redeemable Convertible Preferred Stock and Warrants

              In January 2001, IRSI issued 850,000 shares of Series E preferred stock for gross proceeds of $850. In connection with the sale of these Series E shares, IRSI issued warrants to purchase 1,700,000 shares of Series E at $1.00 per share. IRSI valued these warrants utilizing the Black-Scholes valuation model, and has accounted for the issuance of these warrants as a discount of approximately $479 on the Series E shares in 2001. The discount is being accreted over the period to the first redemption of the Series E preferred stock.

5.    Subsequent Events

              From June 2001 through September 2001, IRSI entered into settlement agreements with certain vendors in relation to IRSI's then outstanding obligations. IRSI settled approximately $3,383 in outstanding vendor liabilities for approximately $2,086. Of this $3,383 in settled vendor liabilities, approximately $928 was comprised of liabilities included in accounts payable or accrued expenses at June 30, 2001.

              In July 2001, 100% of the ownership of IRSI was acquired by Photon Dynamics, Inc. ("Photon"), a publicly traded company based in California, through the issuance of 699,010 shares of Photon common stock, valued at $19,769 at closing. Photon is a supplier of integrated yield management solutions for the flat panel display industry, the printed circuit board assembly and advanced semiconductor packaging industries and the cathode ray tube ("CRT") display and CRT glass and auto glass industries. In connection with the acquisition by Photon, the holders of IRSI's Series A Preferred Stock and the holders of IRSI's common stock received no consideration. The holders of IRSI's Series B, Series C, Series D and Series E Preferred Stock received 25,252, 110,672, 156,034 and 343,960, shares of Photon common stock, respectively. In addition, Photon issued 63,092 shares of common stock to an IRSI debtholder in exchange for the cancellation of certain obligations.

* * *

PHOTON DYNAMICS, INC. AND INTELLIGENT REASONING SYSTEMS, INC.
UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2001
INTRODUCTION

              The following unaudited pro forma combined condensed statement of operations has been prepared based on the historical financial statements of Photon Dynamics, Inc. ("PDI") and Intelligent Reasoning Systems, Inc. ("IRSI") after giving effect to the acquisition of IRSI using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to unaudited pro forma combined condensed statement of operations. The unaudited pro forma combined condensed statement of operations is presented as if the acquisition had occurred on October 1, 2000.

              The unaudited pro forma combined condensed statement of operations for the year ended September 30, 2001 combines the historical year ended September 30, 2001 for PDI (which includes approximately two and one half months of operations of IRSI) and the historical nine and one half months ended July 17, 2001 for IRSI. Since the acquisition occurred prior to September 30, 2001, no unaudited pro forma combined condensed balance sheet is presented because the consolidated balance sheet of PDI at September 30, 2001 includes the purchase of IRSI.

              The unaudited pro forma combined condensed statement of operations, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, the audited historical consolidated financial statements and notes thereto of PDI and the audited historical consolidated financial statements and notes thereto and unaudited interim consolidated financial statements of IRSI, included elsewhere in this prospectus.

              The unaudited pro forma combined condensed statement of operations does not purport to be indicative of what would have occurred had the acquisition been made as of the date indicated or of results that may occur in the future. This unaudited pro forma combined statement of operations does not incorporate, nor does it assume, any anticipated benefits from cost savings or synergies of operations of the combined company.

PHOTON DYNAMICS, INC. AND INTELLIGENT REASONING SYSTEMS, INC.
UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
YEAR ENDED SEPTEMBER 30, 2001
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	PDI	IRSI	Pro Forma Adjustments	Pro Forma Combined
Revenue	$71,083	$5,522	$—	$76,605
Cost of revenue	42,053	6,462	—	48,515

Gross margin	29,030	(940)	—	28,090
Operating expenses:
Research and development	17,122	2,166	—	19,288
Selling, general and administrative	18,314	6,600	—	24,914
Non-recurring acquisition charges	2,325	—	—	2,325
Restructure charges	1,229	—	—	1,229
Accounts payable settlement	—	(1,017)	—	(1,017)
Amortization of intangible assets	239	—	908 (2)	1,147

Total operating expenses	39,229	7,749	908	47,886

Loss from operations	(10,199)	(8,689)	(908)	(19,796)
Interest income and other, net	5,008	(1,643)	—	3,365

Loss before income taxes	(5,191)	(10,332)	(908)	(16,431)
Provision for income taxes	53	—	—	53 (3)

Loss from continuing operations	$(5,244)	$(10,332)	$(908)	$(16,484)

Net loss per share from continuing operations—basic and diluted	$(0.40)			$(1.20) (4)

Shares used in computing net loss per share from continuing operations—basic and diluted	13,165			13,718

See accompanying notes to unaudited pro forma combined condensed statement of operations

PHOTON DYNAMICS, INC. AND INTELLIGENT REASONING SYSTEMS, INC.
NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED
STATEMENT OF OPERATIONS

1.    BASIS OF PRO FORMA PRESENTATION

                  In July 2001, Photon Dynamics, Inc. ("PDI") completed the acquisition of Intelligent Reasoning Systems, Inc. ("IRSI"). IRSI is a designer and seller of automated optical inspection systems based on its proprietary adaptive knowledge-based technology. In connection with the acquisition, PDI issued 699,010 shares of its common stock, valued at $19.8 million at closing, made payments of approximately $1.4 million related to costs of the transaction, assumed a warrant, fair valued at $534,000, which upon closing of the acquisition and pursuant to the terms therein, became exercisable for 28,766 shares of PDI's common stock and assumed $12.3 million in liabilities.

              The acquisition was accounted for under the purchase method of accounting. The purchase price was allocated by PDI based on available information with respect to the fair value of the assets acquired and liabilities assumed as follows:

(in thousands)
Acquired core technology	$3,247
Acquired developed technology	1,494
Acquired in-process research and development	1,323
Goodwill	22,724
Net book value of acquired assets and liabilities which approximates fair value	5,363

$34,151

              To determine the value of the developed and core technologies, the expected future cash flow attributed to all existing technology was discounted, taking into account risks related to the characteristics and application of the technology, existing and future markets and assessments of the life cycle stage of the technology. These assets are being amortized over a three to five year life.

              The value of the in-process research and development was determined based on the expected cash flow attributed to the in-process projects, taking into account revenue that is attributable to previously developed technology, the level of effort to date in the in-process research and development, the percentage of completion of the project and the level of risk associated with the in-process technology.

              The projects identified as in-process are those that were underway at the time of the acquisition and that will, after the applicable closing date, require additional effort in order to establish technological feasibility. These projects have identifiable technological risk factors that indicate that even though successful completion is expected, it is not assured. This analysis of research and development activities in process at the time of acquisition resulted in a valuation of approximately $1.3 million. The value of in-process research and development was charged to PDI's results of operations at the time of the acquisition.

2.    PRO FORMA ADJUSTMENTS

                  The accompanying unaudited pro forma combined condensed statement of operations has been prepared to give effect to the acquisition by PDI of IRSI as if IRSI had been acquired as of October 1, 2000 and reflects additional amortization of intangible assets from October 1, 2000 to the effective date of the acquisition.

3.    PRO FORMA PROVISION FOR INCOME TAXES

                  The pro forma combined provision for income taxes does not necessarily represent the amount that would have resulted had PDI and IRSI filed a consolidated income tax return for the year ended September 30, 2001.

4.    PRO FORMA SHARES FOR EARNINGS PER SHARE

            The pro forma basic and diluted net loss per share for the year ended September 30, 2001 are based on the weighted average number of shares of PDI common stock outstanding and 553,463 shares, representing the difference between the shares issued by PDI in the IRSI transaction and the amount already included in the weighted average number of shares of PDI common stock outstanding. No weighted average diluted shares were used in the calculation of pro forma loss per share, as the impact would have been antidilutive.

2,000,000 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.
CIBC World Markets
Needham & Company, Inc.

                          , 2002

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee.

SEC registration fee	$23,478
NASD filing fee	10,324
Nasdaq additional listing fee	17,500
Printing and engraving expenses	150,000
Legal fees and expenses	300,000
Accounting fees and expenses	625,000
Transfer agent and registrar fees and expenses	10,000
Blue sky fees and expenses	0
Miscellaneous	3,698

Total	$1,140,000

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

        Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by California law. We are also empowered under our Amended and Restated Articles of Incorporation and bylaws to enter into indemnification contracts with our directors, officers, employees and agents and to purchase insurance on behalf of any person whom we are required or permitted to indemnify. Pursuant to this provision, we have entered into indemnity agreements with certain of our directors and officers.

              In addition, our Amended and Restated Articles of Incorporation provide that, to the fullest extent permitted by California law, our directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to us and our shareholders. This provision in the Amended and Restated Articles of Incorporation does not eliminate the duty of care, and in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available under California law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing and culpable violations of law, that the director believes to be contrary to the best interests of us or our shareholders, involving a reckless disregard for the director's duty to us or our shareholders when the director was aware or should have been aware of a risk of serious injury to us or our shareholders, or an unexcused pattern of inattention that amounts to an abdication of the director's duty to us or our shareholders, for improper transactions between the director and us and for improper distributions to shareholders and loans to directors and officers or for acts or omissions by the director as an officer. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

        In July 2001, we completed the acquisition of Intelligent Reasoning Systems, a designer and seller of automated optical inspection systems based on its proprietary adaptive knowledge-based technology. In connection with the acquisition, we issued 699,010 shares of our common stock to 53 persons or entities, valued at $19.8 million at closing, made payments of approximately $1.4 million related to costs of the transaction, assumed a warrant, fair valued at $534,000, which upon closing of the acquisition and pursuant to the terms therein, became exercisable for 28,766 shares of our common stock, and assumed $12.3 million in liabilities. The shares and warrant were issued in reliance on Regulation D promulgated under Section 4(2) of the Securities Act of 1933, in that the recipients of the shares were accredited investors as defined in Regulation D, and no general solicitation was made in connection with the transaction.

              In December 2000, we completed the acquisition of Image Processing Systems. In connection with the acquisition, the shareholders of Image Processing Systems received 1,138,547 exchangeable shares of Image Processing Systems and one person received a warrant to purchase 21,285 exchangeable shares of Image Processing Systems. Each exchangeable share can be exchanged at any time into shares of our common stock on a one-for-one basis. We also issued one share of our Series A1 Preferred Stock to Computershare Trust Company of Canada, which acts as trustee to the holders of exchangeable shares. The shares and warrant were issued in reliance on Section 3(a)(10), and no general solicitation was made in connection with the transaction.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits

Exhibit Number		Description of Document
1.1	(1)	Underwriting Agreement.
2.1	(11)	Agreement and Plan of Merger and Reorganization by and among the Registrant, Pharaoh Acquisition Corp. and CR Technology, Inc., dated August 10, 1999.
2.2	(12)	Acquisition Agreement for Plan of Arrangement by and among the Registrant, Photon Dynamics Nova Scotia Company and Image Processing Systems Inc. dated September 27, 2000.
2.3	(13)	Agreement and Plan of Merger by and among the Registrant, Iris Acquisition, LLC, Intelligent Reasoning Systems Inc. and Clinton Bybee, dated July 6, 2001, amended on July 12, 2001.
3.1	(15)	Amended and Restated Articles of Incorporation of the Registrant.
3.2	(10)	Certificate of Determination of Series A1 Preferred Stock of the Registrant.
3.3	(3)	Bylaws of the Registrant and amendments thereto.
4.1		Reference is made to Exhibits 3.1, 3.2 and 3.3.
5.1	(1)	Legal Opinion of Cooley Godward LLP.
10.1	(2)	Form of Indemnification Agreement between the Registrant and its executive officers and directors.
10.2	(2)	1987 Stock Option Plan and Form of Stock Option Agreement.
10.3	(4)	Amended and Restated 1995 Stock Option Plan.
10.4	(4)	1995 Employee Stock Purchase Plan.
10.5.1	(5)	Lease agreement between Berg & Berg Developers and the Registrant dated August 6, 1996.
10.5.2	(15)	First Amendment to Lease between Mission West Properties, L.P. II and Registrant dated December 7, 2001.
10.6	(2)	Sales Agent Agreement by and among the Registrant, K.K. Photon Dynamics and Ishikawajima-Harima Heavy Industries Co., Ltd. dated June 1, 1992, the amendment thereto dated November 17, 1993 and the modification agreement relating thereto dated January 1, 1995.
10.7	(2)	License Agreement between the Registrant and Ishikawajima-Harima Heavy Industries Co., Ltd. dated June 1, 1992 and the addendum thereto dated November 11, 1993.

10.8	(2)	Commercialization Agreement between the Registrant and Ishikawajima-Harima Heavy Industries Co., Ltd. dated June 1, 1992 and the amendment thereto dated November 17, 1993.
10.9	(5)	Agreement Regarding Change of Control between the Registrant and Vincent Sollitto dated July 1, 1996.
10.10	(6)	Agreement Regarding Change of Control between the Registrant and Richard Dissly dated November 1, 1998.
10.11	(6)	Agreement Regarding Change of Control between the Registrant and Jeffrey Hawthorne dated October 15, 1995.
10.12	(7)	Sprott Compensation Options to Purchase Exchangeable Shares of Image Processing Systems Inc. dated December 22, 2000.
10.13	(7)	Voting and Exchange Trust Agreement, by and among Image Processing Systems Inc., the Registrant, Photon Dynamics Nova Scotia Company and Montreal Trust Company of Canada, dated December 22, 2000.
10.14	(8)	Lease Agreement between Corridor Park Pointe II, L.P. and Intelligent Reasoning Systems, Inc., dated May 21, 1999.
10.15	(8)	First Amendment to Lease Agreement between Corridor Park Pointe II, L.P. and Intelligent Reasoning Systems, Inc. dated November 9, 1999.
10.16	(8)	Second Amendment to Lease Agreement between Corridor Park Pointe II, L.P. and Intelligent Reasoning Systems, Inc. dated March 15, 2000.
10.17	(9)	Agreement for Purchase and Sale of Commercial Property between the Registrant and Integrated Power Chip Corporation dated February 12, 2001.
10.18	(9)	Promissory Note from Bruce P. Delmore dated March 5, 2001.
10.19	(4)	Photon Dynamics, Inc. 2001 Equity Incentive Plan.
10.20	(4)	Image Processing Systems Inc. Amended Share Incentive Plan.
10.21	(7)	Employment Agreement for Kenneth Wawrew dated October 13, 2000.
10.22	(8)	Series E Stock Purchase Warrant for Leader Technologies LTD, dated March 1, 2000.
10.23	(8)	Cancellation of Loans for Jon Hopper.
10.24	(14)	Manufacturing Services Agreement by and between the Registrant and Sanmina-SCI Corporation dated December 10, 2001.
10.25	(15)	Real Estate Sublease by and between the Registrant and Sanmina-SCI Corporation dated December 10, 2001.
10.26	(1)	Agreement for Purchase of Inventory by and between the Registrant and Sanmina-SCI Corporation dated December 10, 2001.
21.1	(8)	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP, Independent Auditors.
23.2		Consent of Arthur Andersen LLP, Independent Public Accountants.
23.3		Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.4	(1)	Consent of Cooley Godward LLP. (See Exhibit 5.1)
24.1	(15)	Power of Attorney. (See page II-6)

(1)
To be filed by amendment.

(2)
Previously filed as an exhibit on the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-98232-LA) as filed with the SEC on November 15, 1995, and incorporated herein by reference.

(3)
Previously filed as an exhibit on the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998 as filed with the SEC on December 18, 1998, and incorporated herein by reference.

(4)
Previously filed as an exhibit to the Registrant's Registration Statement on Form S-8 as filed with the SEC on January 24, 2001, and incorporated herein by reference.

(5)
Previously filed as an exhibit on the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1996 (Commission File No. 000-27234) as filed with the SEC on December 30, 1996, and incorporated herein by reference.

(6)
Previously filed as an exhibit on the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999 as filed with the SEC on October 27, 1999, and incorporated herein by reference.

(7)
Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 as filed with the SEC on February 13, 2001 and incorporated herein by reference.

(8)
Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 as filed with the SEC on December 6, 2001 and incorporated herein by reference.

(9)
Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 as filed with the SEC on May 4, 2001 and incorporated herein by reference.

(10)
Previously filed as an exhibit to the Registrant's Current Report on Form 8-K as filed with the SEC on December 29, 2000, and incorporated herein by reference.

(11)
Previously filed as an appendix to the Registrant's Definitive Proxy Statement as filed with the SEC on November 8, 1999 and incorporated herein by reference.

(12)
Previously filed as an exhibit to the Registrant's Registration Statement on Form S-3 as filed with the SEC on November 7, 2000, and incorporated herein by reference.

(13)
Previously filed as an exhibit to the Registrant's Current Report on Form 8-K as filed with the SEC on July 25, 2001, and incorporated herein by reference.

(14)
Previously filed as an exhibit to the Registrant's Current Report on Form 8-K as filed with the SEC on January 7, 2002, and incorporated herein by reference. Confidential treatment requested for portions of this exhibit.

(15)
Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 as filed with the SEC on January 14, 2002.

(b)
Financial Statement Schedules

          The following financial statement schedule, Valuation and Qualifying Accounts, is filed as a part of this Registration Statement. All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or notes thereto.

PHOTON DYNAMICS, INC.
VALUATION AND QUALIFYING ACCOUNTS

Year ended September 30,	Balance at Beginning of Period	Charged to Expense	Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for doubtful accounts
2001	$1,751	$146	—	—	$1,897
2000	1,366	17	$419	$51	1,751
1999	888	387	100	9	1,366

ITEM 17. UNDERTAKINGS.

        The undersigned registrant hereby undertakes: (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether the indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of this issue. (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective. (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, County of Santa Clara, State of California, on January 17, 2002.

PHOTON DYNAMICS, INC.
By:	/s/ RICHARD L. DISSLY Richard L. Dissly Chief Financial Officer and Secretary

POWER OF ATTORNEY

              Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Vincent F. Sollitto	President, Chief Executive Officer and Director (Principal Executive Officer)	January 17, 2002
/s/ RICHARD L. DISSLY Richard L. Dissly	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	January 17, 2002
* E. Floyd Kvamme	Chairman of the Board	January 17, 2002
* Barry L. Cox	Director	January 17, 2002
* Richard P. Beck	Director	January 17, 2002
* Michael J. Kim	Director	January 17, 2002
* Malcolm J. Thompson	Director	January 17, 2002
*By:	/s/ RICHARD L. DISSLY
Richard L. Dissly Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	(1)	Underwriting Agreement.
2.1	(11)	Agreement and Plan of Merger and Reorganization by and among the Registrant, Pharaoh Acquisition Corp. and CR Technology, Inc., dated August 10, 1999.
2.2	(12)	Acquisition Agreement for Plan of Arrangement by and among the Registrant, Photon Dynamics Nova Scotia Company and Image Processing Systems Inc. dated September 27, 2000.
2.3	(13)	Agreement and Plan of Merger by and among the Registrant, Iris Acquisition, LLC, Intelligent Reasoning Systems Inc. and Clinton Bybee, dated July 6, 2001, amended on July 12, 2001.
3.1	(15)	Amended and Restated Articles of Incorporation of the Registrant.
3.2	(10)	Certificate of Determination of Series A1 Preferred Stock of the Registrant.
3.3	(3)	Bylaws of the Registrant and amendments thereto.
4.1		Reference is made to Exhibits 3.1, 3.2 and 3.3.
5.1	(1)	Legal Opinion of Cooley Godward LLP.
10.1	(2)	Form of Indemnification Agreement between the Registrant and its executive officers and directors.
10.2	(2)	1987 Stock Option Plan and Form of Stock Option Agreement.
10.3	(4)	Amended and Restated 1995 Stock Option Plan.
10.4	(4)	1995 Employee Stock Purchase Plan.
10.5.1	(5)	Lease agreement between Berg & Berg Developers and the Registrant dated August 6, 1996.
10.5.2	(15)	First Amendment to Lease between Mission West Properties, L.P. II and Registrant dated December 7, 2001.
10.6	(2)	Sales Agent Agreement by and among the Registrant, K.K. Photon Dynamics and Ishikawajima-Harima Heavy Industries Co., Ltd. dated June 1, 1992, the amendment thereto dated November 17, 1993 and the modification agreement relating thereto dated January 1, 1995.
10.7	(2)	License Agreement between the Registrant and Ishikawajima-Harima Heavy Industries Co., Ltd. dated June 1, 1992 and the addendum thereto dated November 11, 1993.
10.8	(2)	Commercialization Agreement between the Registrant and Ishikawajima-Harima Heavy Industries Co., Ltd. dated June 1, 1992 and the amendment thereto dated November 17, 1993.
10.9	(5)	Agreement Regarding Change of Control between the Registrant and Vincent Sollitto dated July 1, 1996.
10.10	(6)	Agreement Regarding Change of Control between the Registrant and Richard Dissly dated November 1, 1998.
10.11	(6)	Agreement Regarding Change of Control between the Registrant and Jeffrey Hawthorne dated October 15, 1995.
10.12	(7)	Sprott Compensation Options to Purchase Exchangeable Shares of Image Processing Systems Inc. dated December 22, 2000.
10.13	(7)	Voting and Exchange Trust Agreement, by and among Image Processing Systems Inc., the Registrant, Photon Dynamics Nova Scotia Company and Montreal Trust Company of Canada, dated December 22, 2000.
10.14	(8)	Lease Agreement between Corridor Park Pointe II, L.P. and Intelligent Reasoning Systems, Inc., dated May 21, 1999.
10.15	(8)	First Amendment to Lease Agreement between Corridor Park Pointe II, L.P. and Intelligent Reasoning Systems, Inc. dated November 9, 1999.
10.16	(8)	Second Amendment to Lease Agreement between Corridor Park Pointe II, L.P. and Intelligent Reasoning Systems, Inc. dated March 15, 2000.
10.17	(9)	Agreement for Purchase and Sale of Commercial Property between the Registrant and Integrated Power Chip Corporation dated February 12, 2001.
10.18	(9)	Promissory Note from Bruce P. Delmore dated March 5, 2001.
10.19	(4)	Photon Dynamics, Inc. 2001 Equity Incentive Plan.
10.20	(4)	Image Processing Systems Inc. Amended Share Incentive Plan.
10.21	(7)	Employment Agreement for Kenneth Wawrew dated October 13, 2000.

10.22	(8)	Series E Stock Purchase Warrant for Leader Technologies LTD, dated March 1, 2000.
10.23	(8)	Cancellation of Loans for Jon Hopper.
10.24	(14)	Manufacturing Services Agreement by and between the Registrant and Sanmina-SCI Corporation dated December 10, 2001.
10.25	(15)	Real Estate Sublease by and between the Registrant and Sanmina-SCI Corporation dated December 10, 2001.
10.26	(1)	Agreement for Purchase of Inventory by and between the Registrant and Sanmina-SCI Corporation dated December 10, 2001.
21.1	(8)	Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP, Independent Auditors.
23.2		Consent of Arthur Andersen LLP, Independent Public Accountants.
23.3		Consent of PricewaterhouseCoopers LLP, Independent Accountants.
23.4	(1)	Consent of Cooley Godward LLP. (See Exhibit 5.1)
24.1	(15)	Power of Attorney. (See page II-6)

(1)
To be filed by amendment.

(2)
Previously filed as an exhibit on the Registrant's Registration Statement on Form SB-2 (Commission File No. 33-98232-LA) as filed with the SEC on November 15, 1995, and incorporated herein by reference.

(3)
Previously filed as an exhibit on the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998 as filed with the SEC on December 18, 1998, and incorporated herein by reference.

(4)
Previously filed as an exhibit to the Registrant's Registration Statement on Form S-8 as filed with the SEC on January 24, 2001, and incorporated herein by reference.

(5)
Previously filed as an exhibit on Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1996 (Commission File No. 000-27234) as filed with the SEC on December 30, 1996, and incorporated herein by reference.

(6)
Previously filed as an exhibit on Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1999 as filed with the SEC on October 27, 1999, and incorporated herein by reference.

(7)
Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000 as filed with the SEC on February 13, 2001 and incorporated herein by reference.

(8)
Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 as filed with the SEC on December 6, 2001 and incorporated herein by reference.

(9)
Previously filed as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 as filed with the SEC on May 4, 2001 and incorporated herein by reference.

(10)
Previously filed as an exhibit to the Registrant's Current Report on Form 8-K as filed with the SEC on December 29, 2000, and incorporated herein by reference.

(11)
Previously filed as an appendix to the Registrant's Definitive Proxy Statement as filed with the SEC on November 8, 1999 and incorporated herein by reference.

(12)
Previously filed as an exhibit to the Registrant's Registration Statement on Form S-3 as filed with the SEC on November 7, 2000, and incorporated herein by reference.

(13)
Previously filed as an exhibit to the Registrant's Current Report on Form 8-K as filed with the SEC on July 25, 2001, and incorporated herein by reference.

(14)
Previously filed as an exhibit to the Registrant's Current Report on Form 8-K as filed with the SEC on January 7, 2002, and incorporated herein by reference. Confidential treatment requested for portions of this exhibit.

(15)
Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 as filed with the SEC on January 14, 2002.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Photon Dynamics, Inc.
The Offering
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF OUR COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
Stock Option Grants and Exercises
Option Grants in Last Fiscal Year
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
ARTHUR ANDERSEN LLP AUDITORS' REPORT
PHOTON DYNAMICS, INC. CONSOLIDATED BALANCE SHEETS
PHOTON DYNAMICS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS
PHOTON DYNAMICS, INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
PHOTON DYNAMICS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS
PHOTON DYNAMICS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants
INTELLIGENT REASONING SYSTEMS, INC. Consolidated Balance Sheets (In thousands, except share data)
INTELLIGENT REASONING SYSTEMS, INC. Consolidated Statements of Operations (In thousands)
INTELLIGENT REASONING SYSTEMS, INC. Consolidated Statements of Changes in Stockholders' Deficit (In thousands, except share data)
INTELLIGENT REASONING SYSTEMS, INC. Consolidated Satements of Cash Flows (In thousands)
INTELLIGENT REASONING SYSTEMS, INC. Notes to Consolidated Financial Statements (In thousands, except share data)
INTELLIGENT REASONING SYSTEMS, INC Unaudited Interim Condensed Consolidated Balance Sheets (In thousands)
INTELLIGENT REASONING SYSTEMS, INC. Unaudited Interim Condensed Consolidated Statements of Operations (In thousands)
INTELLIGENT REASONING SYSTEMS, INC. Unaudited Interim Condensed Consolidated Statements of Cash Flows (In thousands)
INTELLIGENT REASONING SYSTEMS, INC. Notes to Unaudited Interim Condensed Consolidated Financial Statements (In thousands, except share data)
PHOTON DYNAMICS, INC. AND INTELLIGENT REASONING SYSTEMS, INC. UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS YEAR ENDED SEPTEMBER 30, 2001 INTRODUCTION
PHOTON DYNAMICS, INC. AND INTELLIGENT REASONING SYSTEMS, INC. UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS YEAR ENDED SEPTEMBER 30, 2001 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
PHOTON DYNAMICS, INC. AND INTELLIGENT REASONING SYSTEMS, INC. NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
PHOTON DYNAMICS, INC. VALUATION AND QUALIFYING ACCOUNTS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX